AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 2000
                                                    Registration No. 333-_______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    NATIONAL MANUFACTURING TECHNOLOGIES, INC.
                          (FORMERLY PHOTOMATRIX, INC.)
                 (Name of small business issuer in its charter)


CALIFORNIA                            3579                      95-3267788
----------                         ---------                 ----------------
(State or jurisdiction of  (Primary Standard Industrial     (I.R.S. Employer
incorporation  or           Classification  Code  Number)    Identification No.)
organization)

                               1958 KELLOGG AVENUE
                               CARLSBAD, CA 92008
                                  760-431-4999
          (Address and telephone number of principal executive offices)

        PATRICK W. MOORE, CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                    NATIONAL MANUFACTURING TECHNOLOGIES, INC.
                               1958 KELLOGG AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 431-4999

  (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 WITH COPIES TO:
                             OTTO E. SORENSEN, ESQ.
                     LUCE, FORWARD, HAMILTON & SCRIPPS, LLP
                          600 WEST BROADWAY, SUITE 2600
                               SAN DIEGO, CA 92101
                                 (619) 699-2534

APPROXIMATE  DATE  OF  PROPOSED  SALE  TO  THE  PUBLIC:

From  time  to  time  after  the  effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                       __________________________________

                         CALCULATION OF REGISTRATION FEE




TITLE OF EACH CLASS OF. . . . . . . . . . . .  PROPOSED MAXIMUM   PROPOSED MAXIMUM
SECURITIES TO BE. . . . . . . . . . . . . . .  AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING    AMOUNT OF
REGISTERED. . . . . . . . . . . . . . . . . .  REGISTERED (1)     SHARE (2)             PRICE (2)             REGISTRATION FEE
---------------------------------------------  -----------------  --------------------  --------------------  ----------------
Common stock,
 .001 par value . . . . . . . . . . . . . . .          6,200,762  $              1.0625  $          6,588,310
---------------------------------------------  -----------------  --------------------  --------------------

Shares of common stock, $.001 par value (3) .             50,000                1.0625                53,125
                                               -----------------  --------------------  --------------------

Shares of common stock, $.001 par value (4) .            200,000                  1.43               286,000
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (5) .            100,000                 1.438               143,800
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (6) .            307,882                1.0625               327,125
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (7) .            166,667                1.0625               177,084
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (8) .             50,000                1.0625                53,125
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (9) .             64,000                1.0625                68,000
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (10).             55,000                1.0625                58,438
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (11).             65,000                1.0625                69,063
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (12).             86,000                1.4375               123,625
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (13).             10,000                1.0625                10,625
                                               -----------------  --------------------  --------------------
Shares of common stock, $.001 par value (14).            200,000                1.0625               212,500
                                               -----------------  --------------------  --------------------  -----------------

Total . . . . . . . . . . . . . . . . . . . .          7,555,311                        $          8,170,818  $       2,157.10
=============================================  =================  ====================  ====================  ================


(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act").
(2) In accordance with Rule 457(c), the aggregate offering price of shares of common stock of National Manufacturing Technologies, Inc. (the "Company") is estimated solely for purposes of calculating the registration fees payable pursuant hereto, using the average of the high and low sales price reported by the Over-the-Counter Bulletin Board Market for our common stock on October 3, 2000, which was $1.0625 per share and, with respect to shares of common stock of National Manufacturing issuable upon exercise of outstanding options and warrants, the higher of (i) such average sales price or (ii) the exercise price of such options and warrants.
(3) Represents shares of common stock issuable to R.P. Hill and Lucy L. Hill upon exercise of outstanding warrants at an exercise price of $.40 per share.
(4) Represents shares of common stock issuable to Celtic Capital upon the exercise of outstanding warrants at an exercise price of $1.43 per share.
(5) Represents shares of common stock issuable to G.I.W. upon the exercise of outstanding warrants at an exercise price of $1.438 per share.
(6) Represents shares of common stock issuable to William Grivas and Patrick Moore (153,941 shares each) upon the exercise of outstanding options at an exercise price of $.4872 per share.
(7) Represents shares of common stock issuable to Patrick Moore upon the exercise of outstanding options at an exercise price of $.45 per share.
(8) Represents shares of common stock issuable to Patrick Moore upon the exercise of outstanding options at an exercise price of $1.0625 per share.
(9) Represents shares of common stock issuable to Patrick Moore upon the exercise of outstanding options at an exercise price of $.2969 per share.
(10) Represents shares of common stock issuable to Patrick Moore upon the exercise of outstanding options at an exercise price of $.5625 per share.
(11) Represents shares of common stock issuable to Patrick Moore upon the exercise of outstanding options at an exercise price of $.25 per share.
(12) Represents shares of common stock issuable to Patrick Moore upon the exercise of outstanding options at an exercise price of $1.4375 per share.
(13) Represents shares of common stock issuable to Roy Gayhart upon the exercise of outstanding options at an exercise price of $.813 per share.
(14) Represents shares of common stock issuable to Roy Gayhart upon the exercise of outstanding options at an exercise price of $.625 per share.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Disclosure  Alternative  Used:     Alternative 1          Alternative 2       X
                                                                            ----

                    NATIONAL MANUFACTURING TECHNOLOGIES, INC
                                TABLE OF CONTENTS
                             (CROSS REFERENCE SHEET)
PART  1
COMPOSITION  OF  PROSPECTUS
---------------------------


ITEM                                                                   LOCATION
-------------------------------------------------------------  ------------------------
Item 1   Front of Registration Statement and Front Cover . . .  Forepart of Registration
         of Prospectus . . . . . . . . . . . . . . . . . . . .  Statement
Item 2   Inside Front and Outside Back Cover Pages . . . . . .  Inside Front and Outside
         Prospectus of                                          Back Cover Pages of
                                                                Prospectus
Item 3   Distribution Spread . . . . . . . . . . . . . . . . .  Not applicable
Item 4   Risk Factors. . . . . . . . . . . . . . . . . . . . .  Page 1
Item 5   Plan of Distribution. . . . . . . . . . . . . . . . .  Page 5
Item 6   Use of Proceeds to Issuer . . . . . . . . . . . . . .  Page 7
Item 7   Description of Business . . . . . . . . . . . . . . .  Page 7
Item 8   Description of Property . . . . . . . . . . . . . . .  Page 13
Item 9   Directors, Executive Officers and Significant
         Employees . . . . . . . . . . . . . . . . . . . . . . .Page 14
Item 10  Remuneration of Directors and Officers . . . . . . .   Page 16
Item 11  Security Ownership of Management and Certain
         Securityholders . . . . . . . . . . . . . . . . . . . .Page 18
Item 12  Interest of Management and Others in Certain
         Transactions. . . . . . . . . . . . . . . . . . . . . .Page 19
Item 13  Securities Being Offered . . . . . . . . . . . . . .   Page 21
Item 14  Significant Parties. . . . . . . . . . . . . . . . .   Page 22
Item 15  Relationship with Issuer of Experts Named in
         Registration Statement. . . . . . . . . . . . . . . . .Page 23
Item 16  Legal Proceedings. . . . . . . . . . . . . . . . . .   Page 24
Item 17  Changes in and Disagreements with Accountants. . . .   Page 24
Item 18  Disclosure of Commission Position on Indemnification
         for Securities Act Liabilities. . . . . . . . . . . . .Page 25
Item 19  Financial Statements . . . . . . . . . . . . . . . .   Page F-1

PART  II
INFORMATION  NOT  REQUIRED  IN  PROSPECTUS
------------------------------------------

ITEM                                                            LOCATION
--------------------------------------------------------------  ---------
Item 1  Indemnification of Directors and Officers. . . . . . .  Page II-1
Item 2  Other Expenses of Issuance and Distribution. . . . . .  Page II-1
Item 3  Undertakings . . . . . . . . . . . . . . . . . . . . .  Page II-1
Item 4  Unregistered Securities Issued or Sold Within One Year  Page II-2
Item 5  Index to Exhibits. . . . . . . . . . . . . . . . . . .  Ex-1

                  SUBJECT TO COMPLETION; DATED OCTOBER 6, 2000

                                   PROSPECTUS
                                7,555,311 SHARES

                    NATIONAL MANUFACTURING TECHNOLOGIES, INC.
                          (FORMERLY PHOTOMATRIX, INC.)
                               1958 Kellogg Avenue
                               Carlsbad, CA 92008


                                  COMMON STOCK

     This prospectus relates to the resale of up to 7,555,311 shares of the common stock of National Manufacturing Technologies, Inc. ("National Manufacturing Technologies") by the selling shareholders. All or a portion of the shares offered by this prospectus may be offered for sale, from time to time, by the selling shareholders for their own benefit. The shares offered by this prospectus include shares already issued by us and shares issuable upon the exercise of options and warrants held by the selling shareholders. The total proceeds to National Manufacturing Technologies from the exercise of warrants and options, if exercised in full on a cash basis, would be a maximum of $1,050,869. We will receive no proceeds from the sale of our common stock by the selling shareholders. See "Selling Shareholders" and "Plan of Distribution."

     Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-the-Counter Bulletin Board under the symbol "NMFG." On October 3, 2000, the last reported sale price of our common stock on the Over-the-Counter Bulletin Board was $1.0625 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1 FOR A DESCRIPTION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY NATIONAL MANUFACTURING TECHNOLOGIES, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDERS CANNOT SELL THEIR SHARES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SHARES OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 The date of this Prospectus is October 6, 2000

                           FORWARD-LOOKING STATEMENTS

     EXCEPT FOR HISTORICAL INFORMATION, THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN OUR REPORTS FILED WITH THE SEC ARE "FORWARD LOOKING" STATEMENTS ABOUT OUR EXPECTED FUTURE BUSINESS AND FINANCIAL PERFORMANCE. THESE STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, INCLUDING, AMONG OTHERS, RISKS RESULTING FROM ECONOMIC AND MARKET CONDITIONS, THE REGULATORY ENVIRONMENT IN WHICH WE OPERATE, PRICING PRESSURES, ACCURATELY FORECASTING OPERATING AND CAPITAL EXPENDITURES, COMPETITIVE ACTIVITIES, UNCERTAINTIES OF LITIGATION AND OTHER BUSINESS CONDITIONS, AND ARE SUBJECT TO UNCERTAINTIES AND ASSUMPTIONS CONTAINED ELSEWHERE IN THIS PROSPECTUS. WE BASE OUR FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO US, AND WE ASSUME NO OBLIGATION TO UPDATE THESE STATEMENTS. OUR ACTUAL OPERATING RESULTS AND FINANCIAL PERFORMANCE MAY PROVE TO BE VERY DIFFERENT FROM WHAT WE HAVE PREDICTED AS OF THE DATE OF THIS PROSPECTUS DUE TO CERTAIN RISKS AND UNCERTAINTIES. THE RISKS DESCRIBED ABOVE IN THE SECTION ENTITLED "RISK FACTORS" SPECIFICALLY ADDRESS SOME OF THE FACTORS THAT MAY AFFECT OUR FUTURE OPERATING RESULTS AND FINANCIAL PERFORMANCE.

                                  RISK FACTORS

     Investment in our common stock involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any of our common stock, together with all of the other information contained in this prospectus or incorporated in this prospectus by reference.

STATUS  AS  A  GOING  CONCERN

     Our consolidated financial statements have been prepared assuming that National Manufacturing Technologies will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. National Manufacturing Technologies has suffered recurring losses from operations and has a working capital deficiency, the effects of which raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should National Manufacturing Technologies be unable to continue as a going concern

Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing as may be required and ultimately to attain profitability. In the current year ended March 31, 2000, consolidated revenues increased by 93.2% or $4,668,000. Gross profit margins increased from 14.7% in fiscal year 1999 to 29.6% in fiscal year 2000. However, there can be no assurance that National Manufacturing Technologies will continue to enjoy increased revenues and gross margins. During this same time period, consolidated SG&A expenses for the year ended March 31, 2000 increased $2,148,000 or 68.1% to approximately $5,302,000 from $3,154,000 for the year ended March 31, 1999. The increase is mainly due to the inclusion of one full year of SG&A expenses for the MMS group as compared to only three and one half months of SG&A expenses in the year ended March 31, 1999.

ABILITY  TO  SUCCESSFULLY  MARKET  MANUFACTURING  SERVICES

     National Manufacturing Technologies' growth strategy is dependent upon its ability to market successfully its contract manufacturing and metal enclosed electronic systems manufacturing services. During fiscal year 2000, our ability to do this was impacted by a tight cash position brought about by the operating losses of our scanner operations. With (1) the completion of the sale of the product rights and assets of the scanner operations, (2) the sale and leaseback of our Carlsbad facility and (3) the establishment of a $3.95 million credit facility with a new lender, we are concentrating our efforts on the marketing and sales of our electronic contract and metal enclosure manufacturing services. We have limited prior experience in marketing and manufacturing metal enclosed electronic systems. There is no assurance that we will be successful in this effort.

COMPETITIVE  ENVIRONMENT

     National Manufacturing Technologies may not be able to overcome competitive forces and reactions in order to increase revenue in an amount necessary to return to profitability. National Manufacturing Technologies' ability to increase its revenue is partially dependent upon successfully developing additional original equipment manufacturer relationships and upon expanding its direct sales. Our ability to improve sales is in part dependent upon our marketing expenditures and liquidity constraints may limit these expenditures. We operate in a highly competitive industry and face competition from a number of domestic and foreign electronic and electronic enclosure manufacturing services companies, many with financial and manufacturing resources greater than ours. We also face competition in the form of current and prospective customers that have the capabilities to develop and manufacture products internally. In order to maintain a viable alternative, we must continue to enhance our total engineering and manufacturing technologies.

REQUIRED  REVENUE  INCREASES

     In the past year, National Manufacturing Technologies has consolidated many of our operations, including moving I-PAC Express and Rep Co., to the Carlsbad, California facility and moving the Precision Machining operations into the Oceanside, California facility. At current revenue levels, these cost reductions will not, in and of themselves, return National Manufacturing
Technologies to profitability. Therefore, we are currently focused on increasing our revenue through the pursuit of original equipment manufacturer opportunities in the electronics industry in order to return National Manufacturing Technologies to profitable operations. Total revenues increased approximately 93% in the year ended March 31, 2000, over the prior year. We believe that the recent acquisitions and the sale of scanner operations enhance the likelihood that National Manufacturing Technologies will return to profitability. There is no assurance, however, that National Manufacturing Technologies will be profitable.

RETENTION  OF  KEY  EMPLOYEES

     National Manufacturing Technologies is highly dependent upon the principal members of our management staff and key individuals in all areas of National Manufacturing Technologies. We have implemented certain programs we believe will help in retaining these key employees; however we may not be able to retain all key personnel or attract new qualified personnel on acceptable terms.

RETAINING  AVAILABILITY  OF  LINE  OF  CREDIT

     As of December 31, 1998, we were in default of all loan covenants under a $2.1 million credit facility with our bank. On February 10, 1999, the bank agreed to forebear from taking adverse action, provided that we found an alternative lending source or otherwise paid off all debt prior to May 15, 1999. We immediately began discussions with alternative lenders. Proceeds from the sale of the scanner operations and our headquarters building were used to retire this credit facility. On June 18, 1999, we also entered into a $1.5 million credit facility with a lending institution. This was expanded twice during the past year to assist revenue growth. It was increased in December 1999 to $2.95 million and increased again to $3.95 million in June 2000. We believe that the new credit facility will be adequate to finance National Manufacturing Technologies growth in the year ending March 31, 2001. If National
Manufacturing Technologies cannot maintain the increased revenue levels sufficiently to generate profitability, we may not be able to maintain our available credit line. The line of credit expires on June 30, 2001

BIDDING  LONG  TERM  AND  GOVERNMENT  CONTRACTS

     A significant portion of the metal group revenues currently comes from defense contractors. The majority of contracts with these customers are awarded based on the lowest bid over a multiple-year period of performance. While we believe that we are able to accurately estimate costs, including increases in labor and material costs, over the life of these multiple-year defense contracts, there can be no assurance that these estimates will approximate actual costs over the life of the contract. National Manufacturing Technologies is pursuing the growth of our MMS group by targeting commercial customers in the electronic enclosure segment.

CUSTOMER  CONCENTRATION

     Many companies in the electronic manufacturing services industry, including us, have a high percentage of their revenues concentrated in a small customer base. The greatest risk facing these companies is possible weakening of a major customer or a slow-down in the industry. It may take several quarters to replace significant customers. One customer represented approximately 27.8% of our total revenues in the year ended March 31, 2000. Two other customers represented approximately 9.5% and 8.5%, respectively, of total revenues.

INTERNAL  GROWTH

     Start-up costs and the management of labor and equipment efficiencies for new manufacturing services programs and new customers can have the effect of reducing our gross margins. Due to these and other factors, gross margins can be negatively impacted early on in the life cycle of new programs. In addition, labor efficiency and equipment utilization rates ultimately achieved and maintained by us impact our gross margins; and these factors may not be significant in the early stage of new projects.

ACQUISITION  STRATEGY

     Geographical expansion and growth by acquisition can have an effect on our operation. The successful operation of an acquired business will require communication and cooperation among key managers, along with the transition of customer relationships. There can be no assurance we will successfully manage the integration of new locations or acquired operations and may experience certain inefficiencies that could negatively impact the results of operations. Additionally, no assurance can be given that any past or future acquisition by us will enhance our business.

LEXIA  SYSTEMS,  INC.

     Relative to the discontinuation of Lexia Systems, Inc. ("Lexia"), and to the protracted nature of the negotiations and the disagreements with vendors, International Computers Limited and Fujitsu, there is no assurance that Lexia and International Computers Limited/Fujitsu will settle their current disagreements.

During September 1998, our wholly-owned subsidiary, Lexia Systems, settled its outstanding dispute with Fujitsu. As a result, we reduced our previously recorded liability of $340,000 to Fujitsu to $200,000 and began making payments against this liability in November 1998 with the final payment due to Fujitsu in June 1999. As of August 2000, we have made payments totaling $25,000 since July 1999 on this liability which is currently at a balance of $65,000. Lexia also has recorded liabilities reflecting accounts payable and unpaid rent claims of International Computers Limited and related entities in the amount of $457,000 at March 31, 2000. The legal statute of limitations on these International Computers Limited claims expired in the quarter ended June 30, 2000 and National Manufacturing Technologies wrote off the $457,000 in liabilities. These liabilities are included in net liabilities of discontinued operations. Lexia disputes any liability with respect to International Computers Limited in light of its own offsetting claims and defenses. There is no assurance that Lexia will be successful in prevailing in its position with regard to outstanding claims previously made by International Computers Limited.

COMMODITY  PRICES

     We are exposed to fluctuations in market prices for steel. Steel prices worldwide have stabilized since the beginning of the year and are not currently expected to increases. The availability of steel has also stabilized since the beginning of the year, when supplies and production were at lower levels. However, there can be no guarantee on the continuing availability and stabilization of prices of steel in the long term. We have multiple sources for steel and continue to look for additional alternative sources to diminish the impact of price increases. The electronics industry is facing a shortage of certain components and we may not be successful in attaining these components as compared to larger Electronic Manufacturing Services providers who have more purchasing power.

The electric utility market has been de-regulated in California and prices are now subject to competitive market pricing. In fiscal year 2001, we have seen a significant increase in our electric utility costs and are currently exploring alternatives for long-term stabilized charges.

RISK  OF  LOW-PRICE  STOCKS

     Our securities are traded on the Over-the-Counter Bulletin Board and if we were to be delisted from the Bulletin Board we could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell our securities and may adversely affect the ability of purchasers in the Offering to sell any of the securities acquired hereby in the secondary market.

     Commission regulations define a "penny stock" to be any non-NASDAQ equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The penny stock restrictions will not apply to our securities if they are listed on the Over-the-Counter Bulletin Board and have certain price and volume information provided on a current and continuing basis. There can be no assurance that our securities will qualify for exemption from these restrictions. In any event, even if National Manufacturing Technologies' securities were exempt from such restrictions, it would remain subject to
Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If our securities were subject to the rules on penny stocks, the market liquidity for our securities could be severely and adversely affected.

CONTROL  BY  INSIDERS

     Patrick W. Moore, National Manufacturing Technologies' President, Chief Executive Officers and Chairman of the Board, James P. Hill, a Director of the Company and William L. Grivas, a consultant to the Company, beneficially own, or have voting control over, shares of National Manufacturing Technologies' common stock representing approximately 47% of the total voting power of National Manufacturing Technologies. Accordingly, they will continue to be able to elect at least a majority of our directors and thereby direct the policies of National Manufacturing Technologies for the foreseeable future.

Other factors that could adversely affect forward-looking statements include (1) our ability to maintain and expand our customer base, (2) gross margin pressures, (3) the effect of start-up costs related to new facilities, (4) the overall economic conditions affecting the electronics industry, and (5) other factors and risks detailed herein and in our other Securities and Exchange Commission filings.

                              PLAN OF DISTRIBUTION

     The selling shareholders are free to offer and sell their common shares at such times, in such manner and at such prices as they may determine. The types of transactions in which the common shares are sold may include transactions in the over-the-counter market (including block transactions), negotiated transactions, the settlement of short sales of common shares, or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. When used in this prospectus, "selling stockholder" includes donees and pledgees selling shares received from the named selling stockholder after the date of this prospectus.

The common stock may be sold directly to purchasers or to or through broker-dealers, which may act as agents or principals or in:

- a block trade, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

-     an  exchange  distribution  in accordance with the rules of such exchange;
and

- ordinary brokerage transactions and transactions in which the broker solicits purchases.

     The common stock may also be sold through short sales of shares, put or call option transactions, loans or pledges of the shares, hedging or similar transactions, or a combination of such methods. The selling stockholder may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. Such broker-dealers may receive compensation in the form of discounts, concessions, or commission from the selling shareholders. They may also receive compensation from the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholder may, from time to time, authorize underwriters acting as its agents to offer and sell the common stock upon such terms and conditions as shall be set forth in a prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from the selling stockholder in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling stockholder, or other bona fide owners of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling stockholder, underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling shareholders are "underwriters" within the meaning of Section 2(11) of the Securities Act, they will be subject to prospectus delivery requirements.

We have informed the selling shareholders that the anti-manipulation rules of the SEC, including Regulation M promulgated under the Securities and Exchange
Act, may apply to their sales in the market and have provided each selling shareholder with a copy of such rules and regulations.

The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities and Exchange Act, provided they meet the criteria and conform to the requirements of such Rule.

There is no assurance that the selling shareholder will offer for sale or sell any or all of the shares of common stock covered by this prospectus.

                              SELLING SHAREHOLDERS

     The selling shareholders are offering hereby a total of up to 7,555,311 shares of our common stock. The following table sets forth certain information with respect to the selling shareholders as of September 27, 2000. Unless otherwise indicated, the selling shareholders are not currently affiliates of National Manufacturing Technologies, and have not had a material relationship with National Manufacturing Technologies (or any of its predecessors or affiliates) during the past three years, other than as a holder of securities of National Manufacturing Technologies.




                                  Shares of Common   Maximum Number of
                                 Stock Beneficially  Shares to be Sold
Name of Registered                  Owned as of      Pursuant to this        Shares of Beneficially (1)
Shareholder                      September 27, 2000      Offering             Owned after Offering (2)
                                                                             Number             Percent
Green International West (3). .             716,103            616,103              100,000           *
Patrick W. Moore (4). . . . . .           2,433,724          2,408,603               78,333           *
Michael R. Moore (5). . . . . .             153,053            116,013               37,250           *
Loma Services Corp.(6). . . . .             191,285            191,633                    0           0
James P. Hill, Trustee (7). . .           1,773,991          1,600,900              176,000         1.5
William L. Grivas (8) . . . . .           2,218,841          1,971,116              251,044         2.1
Kim Schaffer. . . . . . . . . .               9,010              6,000                3,010           *
Dianne Hurt . . . . . . . . . .               3,276              3,276                    0           0
Celtic Capital (9). . . . . . .             200,000            200,000                    0           0
R.P. Hill and Lucy J. Hill (10)             100,000             50,000               50,000           *
Roy Gayhart (11). . . . . . . .             210,000            210,000                    0           0
John  Staley (12) . . . . . . .             102,500             92,500               10,000           *
Ira Sharp (13). . . . . . . . .              89,167             89,167                    0           0
                                          8,200,950          7,555,311              705,637         6.0

_______________

*     Represents  less  than  1%.
(1) Based on an aggregate of 11,811,699 shares of common stock issued and outstanding as of September 27, 2000.
(2)     Assumes  that  all  Shares  being  registered  are  sold.
(3) Includes 100,000 shares of common stock issuable upon exercise of outstanding warrants which are currently exercisable at an exercise price of $1.438 per share and expire on July 5, 2002.
(4) Includes 640,608 shares of common stock issuable upon exercise of outstanding options which are currently exercisable as follows: options for up to 153,941 shares at an exercise price of $.4872 which expire on June 4, 2008; options for up to 166,667 shares at an exercise price of $.45 which expire on June 4, 2009; options for up to 50,000 shares at an exercise price of $1.0625 which expire on April 27, 2010; options for up to 64,000 shares at an exercise price of $.2969 which expire on September 30, 2009; options for up to 55,000 shares at an exercise price of $.5625 which expire on January 6, 2010; options for up to 65,000 shares at an exercise price of $.25 which expire on September

22, 2009; and options for up to 86,000 shares at an exercise price of $1.4375 which expire on July 4, 2010. Patrick W. Moore is an affiliate of National Manufacturing Technologies as he is the current President and CEO of National
Manufacturing  Technologies  and  Chairman  of  the  Board.

(5) Michael R. Moore is an affiliate of National Manufacturing Technologies as he is a Director of National Manufacturing Technologies.
(6) The sole shareholders of Loma Services Corporation is Gale Hill, the wife of James P. Hill.
(7) James P. Hill is an affiliate of National Manufacturing Technologies as he is a Director of National Manufacturing Technologies.
(8) Includes 153,941 shares of common stock issuable upon exercise of outstanding options which are currently exercisable at an exercise price of $.4872 and expire on June 4, 2008. Mr. Grivas is a former Director and Chairman of the Board of National Manufacturing Technologies.
(9) The shares of common stock offered are issuable upon the exercise of outstanding warrants which are currently exercisable for up to 200,000 shares at an exercise price of $1.43 which expire on June 18, 2001.
(10) The shares of common stock offered are issuable upon the exercise of outstanding warrants which are currently exercisable at an exercise price of $.40 per share and expire on January 30, 2005. The Hills are the parents of James P. Hill, a Director of National Manufacturing Technologies.
(11) The shares of common stock offered are issuable upon the exercise of outstanding options which are currently exercisable as follows: up to 200,000 shares at an exercise price of $.625 and up to 10,000 shares at an exercise price of $.8130, October 20, 2000. Mr. Gayhart is the former CFO and Secretary of National Manufacturing Technologies.
(12)      Mr.  Staley  is  a  former  Director  of  National  Manufacturing
Technologies.
(13)      Mr. Sharp is a former Director of National Manufacturing Technologies.

                                 USE OF PROCEEDS

     Holders of warrants and options are not obligated to exercise those warrants and options, and there can be no assurance that holders will choose to exercise all or any of their warrants or options. National Manufacturing Technologies would not receive any proceeds from the exercise of any warrants by Celtic, which may be exercised on a cashless basis at Celtic's election. The total proceeds to National Manufacturing Technologies from the exercise of warrants and options, if exercised in full, would be a maximum of $1,050,869. These proceeds would be used for working capital purposes. We will not receive any proceeds from the sale of outstanding common stock held by the selling shareholders. See "Selling Shareholders."

                             DESCRIPTION OF BUSINESS

GENERAL

National Manufacturing Technologies, Inc., is a value-added vertically-integrated manufacturer of enclosed electronic systems and their various sub-assembly components. We supply original equipment customers in the aerospace, defense, power conversion, telecommunications, and fiber channel storage industries. We provide a wide range of integrated services, including custom contract manufacturing of electrical and mechanical assemblies, wire and cable harnesses, and molded cables, as well as precision machining, high speed metal stamping, metal treatment and processing and complete box build assemblies, from our facilities located in Southern California and Tijuana, Mexico.

On September 23, 1999, our shareholders approved a change in our name from Photomatrix, Inc. to National Manufacturing Technologies, Inc. We changed our name to National Manufacturing Technologies, Inc. to better reflect our currently diverse vertically-integrated contract manufacturing business operations. National Manufacturing Technologies is a California corporation which was originally incorporated in 1978 under the name Xscribe Corporation. Today, National Manufacturing Technologies' headquarters are located in Carlsbad, California.

National Manufacturing Technologies has two reportable segments: the Electronics Group and the Metals Group.

MERGERS  AND  ACQUISITIONS

     On June 5, 1998, our shareholders approved a merger with I-PAC Manufacturing, Inc. On July 1, 1998, we acquired certain assets of MGM TechRep and formed PHRX Rep Co. ("Rep Co."), an outside sales representative firm. On November 27, 1998, we acquired certain assets of Amcraft, Inc. and formed I-PAC

Precision Machining, a contract precision metal machining business. On December 18, 1998, we acquired certain assets of Greene International West and formed National Metal Technologies, a contract metal-stamping business. On June 21, 1999, we sold certain assets and product rights of our wholly-owned subsidiary, Photomatrix Imaging, Inc. to Scan-Optics, Inc.

On September 17, 1999, we entered into an Asset Purchase Agreement with Mirror USA and Espejomex, S.A. DE C.V. to acquire certain assets in Tijuana, Mexico which were used by out newly-created subsidiary, Tecnologias Nacionales Manufactureras de Mexico. The new manufacturing facility is located approximately five miles from the Otay Mesa border crossing in Tijuana. The asset acquisition was a cash purchase.

INDUSTRY  OVERVIEW

     National Manufacturing Technologies operates in the contract electronics manufacturing or the Electronic Manufacturing Services industry which provides program management, technical and administrative support, and manufacturing expertise required to take a product from the early design and prototype stages through volume production and distribution. Over the past two decades, electronics systems have become smaller, lighter and more reliable, while demands for performance at lower costs have increased. The use of a contract manufacturer allows an original equipment manufacturer to avoid large capital investments in plant, equipment and staff and to concentrate instead on the areas of its greatest strength: innovation, design and marketing. According to Technology Forecasters, an Electronic Manufacturing Services industry researcher and consultant, the worldwide Electronic Manufacturing Services industry is forecast to grow at a 25% compounded annual growth rate, from about $60 billion in 1998 to $150 billion in 2001. The total available market for the electronic enclosure industry, a subsector of the Electronic Manufacturing Services industry which provides complete systems build, is estimated to be $20 billion, with less than 10% of the market served. Original equipment manufacturers outsource their manufacturing requirements to Electronic Manufacturing Services providers to:

Reduce Production Costs. Electronic Manufacturing Services providers offer low cost manufacturing solutions because of efficiencies associated with specialization and higher utilization of capacity.

Accelerate Time to Market. In order to remain competitive in an environment characterized by rapid technological advances and compressed product life cycles, original equipment manufacturers must accelerate the time required to bring a product to market. By providing an established infrastructure and manufacturing expertise, Electronic Manufacturing Services providers can help original equipment manufacturers shorten their product introduction cycles.

Access Advanced Technologies. Electronic products and electronic manufacturing processes have become increasingly sophisticated and complex, making it difficult for original equipment manufacturers to maintain the manufacturing expertise required to remain competitive.

Focus Resources. In the rapidly changing, increasingly competitive electronics industry, original equipment manufacturers must focus their attention and resources where they add the greatest value. The use of Electronic Manufacturing Services providers allows original equipment manufacturers to focus their efforts on their core competencies, such as product development and marketing and distribution.

Reduce Capital Investment. As electronic products have become more technologically advanced, manufacturing requirements have resulted in increased investments in inventory, equipment, labor and infrastructure. Electronic Manufacturing Services providers enable original equipment manufacturers to achieve high technological capabilities at a lower capital investment level than required for internal manufacturing.

Improve Inventory Management and Purchasing Power. The experience of contract manufacturers in inventory procurement and management can reduce original equipment manufacturer production and inventory costs.

PRINCIPAL  BUSINESS

     National Manufacturing Technologies is a vertically-integrated contract manufacturer serving rapidly growing technology-driven original equipment manufacturers. We provide custom contract manufacturing of electrical and mechanical assemblies, including complex, multi-layer printed circuit board assemblies, wire and cable harnesses, molded cables, precision machining, high-speed metal stamping, metal treatment and processing and complete box build assemblies.

Electronics Services. All printed circuit boards that we manufacture are designed by our customers and manufactured to their specifications. Using computer-controlled manufacturing and test machinery and equipment, we provide manufacturing services employing surface mount technology and pin-through-hole interconnection technologies. We offer a wide range of manufacturing and management services, either on a turnkey or consignment basis, including material procurement and control, manufacturing and test engineering support, and quality assurance. Our strategy is to develop long-term manufacturing relationships with established and emerging original equipment manufacturers. Printed circuit boards are the basic platform used in virtually all advanced electronic equipment to direct, sequence and control electronic signals between semiconductor devices (such as microprocessors, memory chips and logic devices) and passive components (such as resistors and capacitors). Printed circuit boards consist of one or more layers of circuitry laminated into rigid insulating material composed of fiberglass epoxy. Multi-layer printed circuit boards provide a three-dimensional system with electronic signals traveling along horizontal planes of multiple layers of circuitry patterns as well as along the vertical plane through plated holes or vias.

Surface mount technology is an assembly process that allows the placement of a large number of components in a dense array directly on both sides of a printed circuit board. Surface mount technology is a recent advance over the more mature pin-through-hole technology, which permits electronic components to be attached to only one side of a printed circuit board by inserting the component into holes drilled through the board. The surface mount technology process allows original equipment manufacturers to use advanced circuitry, while at the same time permitting the placement of a greater number of components on a printed circuit board without having to increase the size of the board. By allowing increasingly complex circuits to be packaged with the components in closer proximity to each other, surface mount technology enhances circuit processing speed and board and system performance.

Lead times for printed circuit boards generally fall into two categories, "quick turn" and "standard." Quick turn lead times range from one to 15 days for prototype and pre-production quantities. Standard lead times typically run from six to twelve weeks and are generally associated with larger volumes. Wire harnessing and cable assembly capabilities include injection molding, mil spec wire harnessing and cable assembly, flat ribbon, multi-conductor and coaxial, bus bar lamination, and toroid windings.

Metal Services. National Manufacturing Technologies specializes in high-speed metal stamping, progressive die and forming operations. We also maintain several secondary metal processing capabilities, including phosphate coating, chem film,
anodizing  and  heat-treat  tempering.   National  Manufacturing  Technologies
features metal stampings from miniature long run commodity grade parts produced in excess of 1000 parts per minute to large close-tolerance specific parts produced at 2 parts per minute. Metals that we process include stainless steel, copper, cold-rolled steel, aluminum and tin. National Manufacturing Technologies is capable of stamping a wide range of parts to meet commercial, medical or military requirements.

Stamped metal products are used in the medical, commercial, aerospace, electrical, automotive and defense industries. Because of the sophisticated applications in which these products are used, they must be manufactured under strict quality methods such as Statistical Process Control or similar quality management techniques. Highly accurate dies and quick-change punch press tools are requirements for the expected tolerances within +/-0.001 inch. National Manufacturing Technologies currently manufactures and supplies metallic links for munitions manufacturers and the United States and foreign militaries, as well as firearm magazines for the after-market firearm industry. Precision machining provides a full range of machining services including CNC milling, CNC turning, metal sawing, drilling/tapping and centerless grinding. Precision Machining also offers secondary operations including tumble de-burring, bead blasting, heat treating, plating, broaching and plasma cutting.

     BUSINESS  STRATEGY

     In response to the industry trends in the contract electronics manufacturing industry, National Manufacturing Technologies has positioned itself as a vertically-integrated manufacturer of enclosed electronic systems and their various sub-assembly components. National Manufacturing Technologies' strategy is to:

Establish and Maintain Long-term Relationships. One of our primary objectives is to pursue opportunities whereby we become an integral part of an original equipment manufacturer's manufacturing operations. In this regard, National Manufacturing Technologies strives to work closely with our customers in all phases of design and production in an attempt to establish itself as the sole or primary source for our customers' specialized manufacturing requirements. We believe that this effort to develop close, reliable, long-term relationships builds customer loyalty that is difficult for competitors to overcome. We specifically target turnkey manufacturing opportunities, including electronic enclosure assemblies, because such business offers increased profit margin, greater control over all variables of the manufacturing process and greater reliance upon us by the original equipment manufacturer associated with the turnkey operation.

Target and Maintain Balance Among Selected Original Equipment Manufacturer Industries and Customers. We market our services to industries and customers that have strict quality control standards for their products and that have service intensive manufacturing requirements. We focus on complex assemblies in low- and medium-volumes for commercial and industrial customers. National Manufacturing Technologies has not been, and does not intend to become, a manufacturer of high-volume printed circuit board assemblies for personal computers or other consumer-related products, which typically have relatively low margins. Instead, we have focused on a variety of industries that produce products that generally have longer life cycles, customized applications, higher engineering content, higher customer margins, more stable demand and less price pressure.

Provide Comprehensive and Reliable Manufacturing Services. We believe that our ability to attract and retain customers depends on our ability to offer a broad range of specialized services. We provide our customers with services ranging from prototype production to the manufacture of printed circuit board assemblies, material procurement and management, post-production testing and final product assembly. We also strive to provide the highest level of reliability in connection with these services and have an ongoing program of investing in sophisticated machinery and equipment to enable us to achieve this objective on a continuing basis. Our ability to provide electrical mechanical assembly, wire and cable assembly and harnessing, molded cable processing, high-speed metal stamping, precision metal machining, metal finishing, offshore assembly and other related services allows us to offer a broader range of value-added services to our customers.

Pursue Opportunities for Growth. We are committed to pursuing opportunities to increase the scope and capabilities of our operations through acquisition. Our strategy is to increase our contract electronics manufacturing business through growth of our customer base, as well as the addition of other key manufacturing capabilities that enhance our vertical-integration strategy.

Maintain Flexibility. Many of our customers are leaders in their respective industries. As such, these customers often require that their products be continuously reengineered. We have organized our operations so that it can respond rapidly to design changes and provide value-added services where needed.

     MANUFACTURING  AND  SUPPLIES

     The principal materials used by National Manufacturing Technologies in the manufacture of our products are electronic components such as memory chips, micro-processing units, integrated circuits, resistors, capacitors, transformers, switches, connectors, wire, stainless steel and related items purchased as stock items from a variety of manufacturers and distributors. While we purchase most of these materials from outside sources, we are not dependent upon a single source of supply for any materials essential to our business. National Manufacturing Technologies has generally been able to obtain adequate supplies of such materials, and no shortage of such materials is currently anticipated that would significantly impact operations. However, notwithstanding the foregoing, there can be no assurance that we will continue to be able to procure such components and raw materials in the future without material delay or other restrictions.

     MARKETING

     Senior management of National Manufacturing Technologies is currently primarily responsible for marketing our electronic and metal manufacturing services. National Manufacturing Technologies also utilizes direct sales personnel and sales representatives to develop relationships with our customers. As part of our marketing strategy, we attempt to work closely with our customers in all phases of design and production in an attempt to establish itself as the sole or primary source for our customers' specialized manufacturing requirements. We believe that this effort to develop close, reliable, long-term relationships builds customer loyalty that is difficult for competitors to overcome. As a result, we are continually striving to develop new negotiated business with existing customers.

     COMPETITION

     The contract electronics manufacturing industry is highly fragmented and extremely competitive. There are hundreds of companies, several of which have substantial market share such as SCI Systems, Inc., Solectron Corporation, Celestica, Inc., Flextronics International and Jabil Circuit, Inc. The services provided by National Manufacturing Technologies are available from many independent sources as well as the in-house manufacturing capabilities of current and potential customers. Many of our competitors and potential competitors are larger and have significantly more capital, direct buying power and management resources than National Manufacturing Technologies. We believe that the principal competitive factors in our targeted markets are flexible value-added services, product quality and reliability, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, pricing and geographical location. We believe that we compete favorably with respect to these factors. However, we also expect that competition in our markets will continue to be intense, and there can be no assurance that we will compete successfully.

     CUSTOMERS

     One customer represented approximately 27.8% of National Manufacturing Technologies' total revenues in the year ended March 31, 2000. Two other customers represented approximately 9.5% and 8.5% respectively, of total revenues. No other customer accounted for more than 10% of total revenues during fiscal year 2000.

DISCONTINUED  OPERATIONS

     The following represents a brief history of the discontinued operations of National Manufacturing Technologies, Inc.

Sale of Assets, Liabilities and Product Rights of Photomatrix Imaging Corporation. In June 1999, we sold certain assets and liabilities related to our scanner business to Scan-Optics for $2.1 million. We retained certain assets and liabilities. Under the terms of the Asset Purchase Agreement, Scan-Optics, Inc., paid approximately $2.1 million in cash to acquire product rights and certain assets, including all receivables, inventory and certain equipment, as well as assuming approximately $2 million of current and future liabilities of Photomatrix Imaging Corporation and Photomatrix, Ltd., located in Great Britain. Scan-Optics also assumed lease commitments associated with Photomatrix's engineering facilities located in Chandler, Arizona, as well as our facilities in Great Britain. In addition, National Manufacturing Technologies has the right to receive royalties up to an aggregate of $250,000 over a three year period dependent upon the release of a new product. National Manufacturing Technologies also entered into a Transition Agreement during which National Manufacturing Technologies would continue to manufacture scanners for Scan-Optics at our Carlsbad facility for a transitional period of time. National Manufacturing Technologies also entered into a five-year Manufacturing Agreement to serve as a preferred supplier for certain outsourced manufacturing components as required and ordered by Scan-Optics.

Sale of Assets, Liabilities and Product Rights of Xscribe Legal System, Inc. In July 1996, we sold certain assets and liabilities related to its computer-aided transcription business to its primary competitor for $2.2 million. National
Manufacturing  Technologies  retained  certain  liabilities.

Lexia Systems, Inc. In October 1993, National Manufacturing acquired the North American Sales Division of International Computers Limited, Inc. ("ICL"), a developer of groupware (office automation) software and manufacturer of Unix-based hardware, and formed Lexia Systems, Inc. ("Lexia"). Lexia and ICL entered into a strategic alliance whereby Lexia was to distribute ICL's groupware products in the United States and support the domestic installed base of ICL customers. However, the business partnering efforts between National Manufacturing Technologies and ICL and its sister company, Fujitsu ICL Computers Ltd. ("Fujitsu") have proved to be ineffective primarily because of a difficult working relationship among ICL, Fujitsu and Lexia, combined with the fact that Lexia did not own the applicable software or proprietary rights and was not able to control the marketing or product management of ICL and Fujitsu products. Consequently, in December 1996, our Board of Directors approved a plan to discontinue Lexia Systems, Inc.

The operations of Lexia were shut down on September 30, 1998. Approximately $250,000 of reserves for discontinued operating losses was not required, contributing to income from discontinued operations for the fiscal year ended March 31, 1999. Lexia has entered into a settlement with Fujitsu Computers Ltd. ("Fujitsu") regarding its disagreements over outstanding claims. Lexia had carried on its books accounts payable claims by Fujitsu in the amount of $341,000. Lexia has disputed these liabilities. Lexia agreed to pay Fujitsu $200,000 over an eight-month period as payment in full of all outstanding claims against Lexia, resulting in an additional $141,000 of income from discontinued operations for the fiscal year 1999. Lexia also carries on its books accounts payable and unpaid rent claims by ICL, a sister company of Fujitsu, in the amount of $457,000. Lexia disputes any liability with respect to ICL in light of its own offsetting claims and defenses. There is no assurance that Lexia will be successful in prevailing in its position with regard to the outstanding claims previously made by ICL.

SEASONALITY

     We do not consider our business to be seasonal. It is, however, subject to the business and product cycles that impact our customers.

BACKLOG

     As of September 1, 2000, we believe our consolidated backlog to be at approximately the same as it was on March 31, 2000, when our consolidated backlog was approximately $16,000,000, including multi-year contracts, for continuing operations. The backlog consists of $12,500,000 for the Electronic Manufacturing Services ("EMS") group and $3,800,000 for the Metal Manufacturing Services ("MMS") group. National Manufacturing Technologies defines backlog as hard-copy contracts or purchase orders for which it has firm delivery dates. Certain customers have historically placed consistent monthly or quarterly recurring orders with National Manufacturing Technologies; when the next twelve months' requirements for these continuously renewing commitments upon which National Manufacturing Technologies can reasonably rely upon are added, we consider our total effective backlog to be approximately $20,000,000.

EMPLOYEES

     As of September 1, 2000, National Manufacturing Technologies had approximately 310 full time employees. 60 employees in the Mexico facility are represented by a labor union. National Manufacturing Technologies believes its relations with employees are good.

GOVERNMENT  REGULATION

     Our operations are subject to certain federal, state and local regulatory requirements related to environmental, waste management, health and safety matters. While there can be no assurance that material costs and liabilities will not be incurred or that past or future operations will not result in exposure to claims of injury by employees or the public, National Manufacturing Technologies believes that the business is operated in substantial compliance with such regulations.

We periodically generates and temporarily handles limited amounts of materials that are considered hazardous wastes under applicable law. National Manufacturing Technologies contracts for the off-site disposal of these materials and has implemented a waste management program to address related regulatory issues.

                             DESCRIPTION OF PROPERTY

     We maintain our executive offices and electronic manufacturing facilities in a 40,000 square foot, two story concrete building located at 1958 Kellogg Ave., Carlsbad, California. National Manufacturing Technologies began leasing these facilities under a sale and leaseback transaction that was completed on June 3, 1999. The 15-year lease provides for annual rent of $302,000 from June 1999 to May 2000. Thereafter, until the lease expires in 2014, annual increases in rent will be based on the Consumer Price Index ("CPI"), but in no case shall the increase be greater than 6% or less than 3%. Effective June 2000, the annual rent was increased to $311,000 through May 2001.

     We also lease an 80,000 square foot facility located at 4040 Calle Platino Avenue, Oceanside, California. The lease for this facility provides for annual rent of $300,000 from February 1999 to November 2000, $422,400 from December
2000 to November 2001, and $576,000 from December 2001 to November 2002. Thereafter, until the lease expires in 2013, annual increases in rent will be based on the Consumer Price Index ("CPI"), but in no case shall the increase be greater than 6% or less than 3%.

     On August 17, 2000, we entered into a sublease for a 60,000 square foot facility in Vista, California. This sublease is for 90 days and provides for monthly rent of $20,000.

     On August 25, 1999, National Manufacturing Technologies' Mexican corporation, Tecnologias Nacionales Manufactureras de Mexico, executed a lease for a 18,000 square foot manufacturing facility located approximately five miles from the Otay Mesa border crossing in Tijuana. The 3-year lease agreement calls for monthly lease payments of $4,500 for the first four months, $5,700 until August 2000, $5,900 until August 2001 and $6,000 until August 2002.

     In April 1999, we terminated a lease for a 5,000 square foot facility located at 1415 East McFadden Avenue, Santa Ana, California. These operations were incorporated into the Carlsbad, CA building.

     During the fiscal year ended March 31, 1999, we also leased facilities in Chandler, Arizona and London, England. These facilities housed the Photomatrix product development and Photomatrix European operations, respectively. The Chandler facility consists of 5,100 square feet, and the lease expires in June 2000. The London facility consists of 2,400 square feet, and the lease expires in May 2013. Effective June 21, 1999, these leases were either sub-leased or assigned to Scan-Optics as part of the sale of scanner operations.

     Subsequent to March 31, 1998, we relocated our corporate headquarters from San Diego, California to our current Carlsbad, California location. We are still party to a lease of a facility located in San Diego, California, consisting of approximately 23,400 square feet, which previously housed our corporate offices and our manufacturing, sales and administrative functions. The lease expires in September 2002. We have entered into an assignment of this lease, effective June 15, 1998.

     During  the  fiscal  year ended March 31, 1999, our discontinued subsidiary
Lexia  also leased 880 square feet in Herndon, Virginia.   This lease expired in
November  1998.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

DIRECTORS

PATRICK W. MOORE has been a Director of National Manufacturing Technologies since January 1991. Mr. Moore assumed the duties of Chief Executive Officer of National Manufacturing Technologies effective as of June 5, 1998, and as Chairman and President as of September 23, 1999. Mr. Moore, who has served as the President of I-PAC Manufacturing, Inc. since 1990, has significant business experience in both the private and public sectors. From 1986 to 1990, Mr. Moore served as President of Southwest General Industries, a privately-held electronic contract manufacturing company. From 1981 to 1986, Mr. Moore served as President of the San Diego Private Industry Council and as Executive Director of the San Diego Regional Employment and Training Consortium. Mr. Moore has served on the National Commission on Employment Policy, committees of the National Academy of Science, and as the national president of various trade organizations based in Washington, D.C. Mr. Moore is 52 years of age.

JAMES P. HILL has been a Director of National Manufacturing Technologies since June 1998. Mr. Hill is, and for at least the last five years has been, the managing partner, specializing in bankruptcy law, commercial law, and civil litigation, of the San Diego law firm of Sullivan, Hill, Lewin, Rez, Engel & LaBazzo. Mr. Hill was a Director of the San Diego Bankruptcy Forum from 1991 through 1994 and the Chairman of the Commercial Law Section of the San Diego County Bar Association from 1985 through 1987. Mr. Hill is 48 years of age.

MICHAEL J. GENOVESE has been a Director of National Manufacturing Technologies since February 1999. Mr. Genovese is a partner with the law firm of Grant, Hanley & Genovese, LLP, specializing in the area of business transactional law, including general business, real estate acquisition and sale, and taxation law. Mr. Genovese started his professional career with Ernst & Ernst (currently Ernst & Young, LLP) in 1971 until 1977 when he commenced the practice of law. Mr. Genovese is a member of the Orange County Bar Association, the California State Bar Association (Business Law, Real Property Law and Taxation Sections), and the American Bar Association (Business law, Real Property, Probate & Trust Law, and Taxation Sections). Mr. Genovese is 51 years of age.

MICHAEL R. MOORE is a physician specializing in the surgical treatment of complex spinal disorders. He practices at the Bone and Joint Clinic in Bismarck, North Dakota, where he is developing a Spinal Diagnostic and Treatment Center that will bring to the region a range of medical services that previously were unavailable in the State. Prior to relocating to North Dakota, Dr. Moore practiced in Aurora, Colorado, where he was the co-founder of the Colorado Spine Center, which was the first practice in the region dedicated solely to the treatment of spinal disorders. Dr. Moore has recently been granted a patent on a new spinal implant device that will allow minimally invasive and endoscopic techniques to replace current open surgical techniques for certain painful spinal conditions. Dr. Moore earned his medical degree from the Johns Hopkins University School of Medicine, and has served in the past as an approved investigator by the Food and Drug Administration for clinical trials of new spinal fusion devices. From 1976 to 1980, he held various positions as an engineer for Portland General Electric Company. Dr. Moore is the brother of Patrick W. Moore. Dr. Moore is 45 years of age.

BINH Q. LE is General Director of BVT & Co. and General Director and shareholder for DELICES Co., Ltd., a division of BVT & Co., Ltd., a Vietnam-based importer since 1998. He also serves as President and sole shareholder of Le Mortgage, Inc. (d.b.a. All City Financial Corporation), a commercial and residential mortgage broker, a position which he has held since 1987. From 1985 to 1987, Mr. Le was General Plant Manager at Southwest General Industries, a privately-held electronic contract manufacturing company. From 1976 to 1985, he served on the San Diego Private Industry Council. Mr. Le is 53 years of age.

BRIAN KISSINGER is President of Valtec Services, a company providing authorization and process for pre-paid telephone and related services, a position he has held since 1998. Mr. Kissinger has also been a marketing consultant to LWS Entertainment Services, which is an internet service provider and web-site design company, since 1998. From 1996 to 1998, Mr. Kissinger served as President of Quest Communications, a leasing agent for SkyTel Paging, Inc. From 1991 to 1996, he was Vice President of K & D Distributing, a wholesale food distributor. Mr. Kissinger is 30 years of age.

JOHN G. HAMILTON, JR., has been the owner of North Hills Academy of Shorin Karate and Indiana Shorin-Ryu Karate founded in 1974. From 1974 to 1984. Mr. Hamilton also served as a process and development metallurgical engineer for Westinghouse Electric Company working in their Specialty Metals Division. Mr. Hamilton earned his Bachelor of Science degree in Metallurgical Engineering and Anthropology from Lafayette College. Mr. Hamilton is 51 years of age.

EXECUTIVE  OFFICERS

Set forth below is information about certain executive officers of National Manufacturing Technologies, Inc and its subsidiaries effective as of May 31, 2000.

Mr. Stephan Jones is the Vice President and General Manager of the Electronics Group. Mr. Jones joined Photomatrix in June 1998 as Operations Manager. Mr. Jones was an Operations Consultant from 1997 to 1998 at Ficom and from 1996 to 1997 at Northstar. From 1993 to 1996, Mr. Jones was employed at Three Eagle as a Venture Capital Consultant. Mr. Jones is 49 years of age.

Mr. Tim Mullennix is the Vice President of Corporate Marketing and Business Development and has been serving in this position since December 1998. From June 1998 to December 1998, Mr. Mullennix was the Vice President and General Manager of I-PAC Manufacturing. Mr. Mullennix served as the Vice President of the Advance Group of Companies from 1997 to 1998. From 1994 to 1997, Mr. Mullennix was the President of MGM TechRep. Mr. Mullennix is 48 years of age.

Mr. Larry Naritelli is the Chief Accounting Officer and acting Chief Financial Officer, and joined Photomatrix in March 1999 as Corporate Controller. From 1996 to 1999, Mr. Naritelli was employed at Dentsply/New Image in various positions including Accounting Manager and Controller. From 1994 to 1996, Mr. Naritelli was employed at Compton's New Media as Accounting Manager and later as Manager of General Ledgers. Mr. Naritelli is 43 years of age.

Mr. Jeffery Tardiff is the Vice President and General Manager of the Metals Group and joined National Manufacturing Technologies in December 1998. Prior to joining National Manufacturing Technologies, Mr. Tardiff was the Quality Manager at Green International West for approximately six months. From 1997 to 1998,

Mr. Tardiff was a Managing Partner at QC & Associates. From 1996 to 1997, Mr. Tardiff was employed at D3 Technologies as Tool Design Manager. From 1995 to 1996, Mr. Tardiff served as Quality Control Manager at Spec-Built Systems. From 1992 to 1995, Mr. Tardiff served as a Project Manager for the Convair Division of General Dynamics. Mr. Tardiff is 53 years of age.

Set forth below is certain information about significant employees of National Manufacturing Technologies as of May 31, 2000.

Ms. Jennifer Brown is the Director, Compliance & Corporate Planning and the Corporate Secretary. She joined National Manufacturing Technologies in September 1998 as a Financial and Systems Analyst. From 1997 to 1998, Ms. Brown was an Associate Economist at the City of San Diego. In 1997, Ms. Brown worked for I-PAC Manufacturing as a Business and Product Analyst. Ms. Brown worked for Advanced Marketing Services in Operations Support from 1995 to 1997. From 1994 to 1995, Ms. Brown was a Financial Data Researcher with Standard and Poor's Compustat division.

Mr.  Joe  Portillo  is  the  Director  of  Sales  of  National  Manufacturing
Technologies' Electronics division. Mr. Portillo started with National Manufacturing Technologies in October 1997 and held various position in materials and project management. Mr. Portillo has served as Director of Sale since January 1998. Prior to joining National Manufacturing Technologies, Mr. Portillo was employed at Palomar Technologies as a Sub-Contracts Administrator from 1996 to 1997.

Mr. Rich Elliott joined National Manufacturing Technologies in May 2000 as Director of Quality and Manufacturing Engineering. Mr. Elliott joined Signal Processing Systems (SPC) division of Scientific Atlanta in 1984 as the Manger of Test Engineering. During his 15 years with SPC he served in several Operations positions and three years as Electrical Hardware Design Manager.

Mr. Michael McCarthy joined National Manufacturing Technologies in April 2000 as the Sales Manager for the Metals Group. Prior to joining National Manufacturing Technologies, Mr. McCarthy was the Marketing and Contract Manager of the Greene Group; a position which held from 1987.

                     REMUNERATION OF DIRECTORS AND OFFICERS

     The following table shows, for the most recent three years, the cash compensation paid by National Manufacturing Technologies, as well as all other compensation paid or accrued for those years, to the Executive Officers of National Manufacturing Technologies as of March 31, 2000. No other executive officers of National Manufacturing Technologies earned annual salary and bonus in excess of $100,000 during the fiscal year 2000.



                                            SUMMARY COMPENSATION TABLE
                                            --------------------------

                                               ANNUAL  COMPENSATION             LONG  TERM  COMPENSATION  AWARDS
                                               --------------------             --------------------------------
NAME AND
PRINCIPAL POSITION                    YEAR   SALARY    BONUS      OTHER     SECURITIES UNDERLYING OPTIONS/SARS(#)
-------------------                  -----   ------    -----      -----     -------------------------------------

Patrick W. Moore,
Chairman, CEO & President (1). . . .  2000  $148,300  $     0  $ 4,200 (4)                               350,667
                                      1999  $125,000  $     0  $ 2,700 (4)                               153,941
                                      1998        --       --          --                                     --

Suren G. Dutia,
Former Chairman, CEO & President (2)  2000  $109,800  $     0  $ 1,600 (5)                            266,667 (7)
                                      1999  $140,000  $50,000  $46,500 (5)                                    --
                                      1998  $140,000  $     0  $11,200 (5)                                    --

Roy L. Gayhart,
Former Chief Financial Officer (3) .  2000  $112,200  $     0  $ 2,400 (6)                            210,000 (8)
                                      1999  $114,000  $25,000  $ 7,750 (6)                               210,000
                                      1998  $ 97,000  $     0  $ 5,800 (6)                                40,000

(1) Mr. Moore was not an Executive Officer of National Manufacturing Technologies prior to fiscal year 1999.
(2) Mr. Dutia resigned as Chairman and CEO on June 5, 1998, as President on June 21, 1999 and as a member of the Board of Directors as of September 23, 1999.
(3) Mr. Gayhart was not an employee or Executive Officer of National Manufacturing Technologies prior to fiscal year 1998. Mr. Gayhart's employment agreement terminated on September 30, 1999.
(4) Includes Company matching contributions to the National Manufacturing Technologies Savings and Investment Plan ($0 and $0) and medical premiums
($4,200  and  $2,700)  for  2000  and  1999,  respectively.
(5) Includes Company matching contributions to the National Manufacturing Technologies Savings and Investment Plan ($0, $2,500 and $4,900) and supplemental life and medical premiums ($1,600, $11,700 and $7,400) for 2000, 1999 and 1998, respectively.
(6) Includes Company matching contributions to the National Manufacturing Technologies Savings and Investment Plan ($0, $2,500 and $800) and medical premiums ($2,400, $5,250 and $5,000) for 2000, 1999 and 1998, respectively.
(7) In accordance with the terms of Mr. Dutia's employment agreement, at the termination of the agreement all existing stock option grants became fully vested and he was granted a one year period to exercise those vested stock options. National Manufacturing Technologies cancelled his existing grants and granted new stock options with those terms.
(8) In accordance with the terms of Mr. Gayhart's employment agreement, at the termination of the agreement all existing stock option grants became fully vested and he was granted a one year period to exercise those vested stock options. National Manufacturing Technologies cancelled his existing grants and granted new stock options with those terms.

EMPLOYMENT AGREEMENTS. Mr. Moore is employed under an employment agreement that expires on September 30, 2004. Mr. Dutia, former President, was employed under an employment agreement, which expired on July 31, 1999. Mr. Gayhart's employment agreement terminated on September 30, 1999. If Mr. Moore's employment is terminated by National Manufacturing Technologies without cause prior to the end of his term, then he will be entitled to receive his base salary, stock option vesting and health insurance benefits for the remainder of the term.

OFFICERS SEVERANCE POLICY. In 1988, National Manufacturing Technologies' Board of Directors adopted an Officers Severance Policy that was modified in November 1990, February 1997 and in April 1999. Under the policy, Mr. Dutia began receiving twelve weeks' compensation beginning August 1, 1999 and Mr. Gayhart began receiving eight weeks compensation beginning October 1, 1999. In addition, Mr. Moore is to receive twenty-nine weeks' compensation upon termination of employment by National Manufacturing Technologies, in addition to amounts due him under his employment contract.

DIRECTOR COMPENSATION. Directors who are also officers or employees of National Manufacturing Technologies or subsidiaries receive no additional compensation for their services as directors. In prior years and during the first quarter of fiscal year 1999, Directors who are not employees of National Manufacturing
Technologies (Messrs. Moore, Sharp and Staley) were paid a fee of $1,000 plus $250 for each Board or Committee meeting attended. For the period from July 1, 1998 to December 11, 1998, Directors who were not employees (Messrs. Hill, Sharp and Staley), were each entitled to receive a fee of $2,000. For the period from December 11, 1998 to March 31, 1999, Directors who were not employees (Messrs. Hill, Sharp and Staley), were each entitled to receive a fee of $10,000. From April 1, 1999, all outside directors (Messrs. Genovese, Hill, Sharp and Staley) were to receive a quarterly fee of $2,500, plus additional fees of $1,000 for attending a second meeting in any such quarter and $250 for participating in any Board meetings by telephone. All outside directors (Messrs. Genovese, Hill, Hamilton, Kissinger, Le and M. Moore) also each received options to purchase 25,000 shares of National Manufacturing Technologies common stock which vested over two years of service. Messrs. Moore, Sharp and Staley also each received $6,900 as payment in lieu of stock options that they should have received prior to the June 5, 1998 merger between Photomatrix and I-PAC. Beginning in September 1999, outside Directors have been paid $1,500 per quarter for service on the Board plus $500 for any physical meeting of the Board, beyond the one per quarter regularly scheduled Board meeting; $250 for any telephonic meeting of the Board; and $250 for any committee meeting other than those committee meetings that are concurrent with the regularly scheduled Board meeting each quarter. Directors cash compensation will be doubled, and 5,000 additional stock options will be granted, vesting over two years of service, if for any fiscal quarter during which National Manufacturing Technologies generates an operating profit of not less than $100,000 from continuing operations; and, achieves an increase of total revenues over the previous quarter; and achieves an increases in the closing price and the earnings per share on the last date of the quarter, over the of the previous quarter. Directors are reimbursed for reasonable travel expenses incurred in attending meetings.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth certain information regarding the ownership of National Manufacturing Technologies common stock by Directors and Executive Officers and any persons owning 10% or more of our common stock:


                                                    SHARES OF COMMON STOCK       PERCENT OF SHARES OF
                                                      BENEFICIALLY OWNED       COMMON STOCK OUTSTANDING
NAME OF BENEFICIAL OWNER OR GROUP                 AS OF SEPTEMBER 27, 2000(1)  AS OF SEPTEMBER 27, 2000(1)
------------------------------------------------  ---------------------------  ---------------------------
Patrick W. Moore, Chief Executive Officer. . . .              2,433,724 (2)                        17.1%
William L. Grivas, Former Chairman (3) . . . . .              2,228,117 (4)                        15.9%
James P. Hill, Director. . . . . . . . . . . . .              1,965,276 (5)                        14.3%
Michael R. Moore, Director . . . . . . . . . . .                153,053 (6)                         1.3%
Michael Genovese, Director . . . . . . . . . . .                 25,000 (7)                           *
Binh Q. Le, Director . . . . . . . . . . . . . .                 12,500 (8)                           *
Brian L. Kissinger, Director . . . . . . . . . .                 12,500 (9)                           *
John G. Hamilton, Jr., Director. . . . . . . . .                 12,500 (10)                          *
All directors and executive officers as a group.              6,938,670                           58.74%


(1) Includes and reflects the ownership by the named director or officer of shares of Common Stock subject to options exercisable within 60 days of September 27, 2000.
(2)  Includes  options  to  purchase  663,941  shares.
(3) Mr. Grivas resigned as director and chairman of the Board of Directors on January 18, 1999.
(4)  Includes  2,120,844 shares and options for shares owned directly by William
L.  Grivas  and  55,276  shares  owned  by  family  members.
(5) Includes 175,000 shares owned by Loma Services Corporation, of which Mr. Hill's wife is the sole shareholder, 1,597,991 shares owned by Mr. Hill as Trustee of the Hill Family Trust, 1,000 shares owned by Loma Services Corporation Money Purchase Pension Plan, of which Mr. and Mrs. Hill are the sole beneficiaries and options to purchase 162,500
(6)  Includes  options  to  purchase  12,500  shares.
(7)  Includes  options  to  purchase  25,000  shares.
(8)  Includes  options  to  purchase  12,500  shares.
(9)  Includes  options  to  purchase  12,500  shares.
(10) Includes  options  to  purchase  12,500  shares.

*  Less  than  1%

           INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     During the quarter ended June 30, 2000 National Manufacturing Technologies recorded approximately $9,000 of goodwill related to earn out accruals from the July 1, 1998 acquisition of MGM Techrep, Inc., (a company previously owned by Patrick W. Moore, National Manufacturing Technologies' Chief Executive Officer, Chairman of the Board and major shareholder, William L. Grivas, a major shareholder, and James P. Hill, a Director and major shareholder) as compared to $32,000 in the quarter ended June 30, 1999. During the quarter ended June 30, 2000 National Manufacturing Technologies paid approximately $9,000 of these earn out accruals as compared to $32,000 during the quarter ended June 30, 1999. At June 30, 2000 National Manufacturing Technologies had approximately $6,000 in earn out payments due to MGM.

     During the quarter ended June 30, 2000 National Manufacturing Technologies did not pay anything to Sullivan, Hill, Lewin, Rez, and Engle ("SHLRE") a law firm in which James P. Hill, a director and major shareholder, is a partner, as compared to $1,000 during the quarter ended June 30, 1999. In the quarter ended June 30, 2000, National Manufacturing Technologies paid approximately $7,000 to
R. P. Hill and Lucy Hill, James P. Hill's parents, for the letter of credit they posted in the amount of $275,000 which guarantees the capitalized lease payment on the 1958 Kellogg facility; final interest payment is due on July 2, 2003.

     On October 1, 1999, National Manufacturing Technologies entered into a new independent contracting agreement with William L. Grivas, Sr., a major shareholder, whereby Mr. Grivas would represent National Manufacturing
Technologies in connection with selling or bartering certain inventory and negotiating settlements of certain of National Manufacturing Technologies' liabilities. The agreement, expires on September 30, 2002 and may be extended for twelve months. Under this consulting agreement, Mr. Grivas was paid $33,000 during the quarter ended June 30, 2000.

     In the quarter ended June 30, 2000, National Manufacturing Technologies paid approximately $5,000 and recorded $8,000 in accounts payable to Epitech, Inc., a company that whose officers and directors include William L. Grivas and Brian Kissinger (a Director), for materials and services. In addition, National Manufacturing Technologies recorded accounts receivable to Epitech for $18,000 for the quarter ended June 30, 2000.

     During the quarter ended June 30, 2000, the Compensation Committee approved an agreement with Jim Hill whereas Mr. Hill would provide consulting services to National Manufacturing Technologies on certain pending business transactions outside of the normal scope of services of a director. Mr. Hill was paid $5,000 for these services in the quarter ended June 30, 2000.

     During the year ended March 31, 2000 National Manufacturing Technologies recorded approximately $53,000 of goodwill related to earn out accruals from the July 1, 1998 acquisition of MGM Techrep, Inc., (a company previously owned by Patrick W. Moore, National Manufacturing Technologies' Chief Executive Officer, Chairman of the Board and major shareholder, William L. Grivas, a major shareholder, and James P. Hill, a Director and major shareholder) as compared to $112,000 in the year ended March 31, 1999. During the year ended March 31, 2000 National Manufacturing Technologies paid approximately $33,000 of these earn out accruals as compared to $65,000 during the year ended March 31, 1999. At March 31, 2000 National Manufacturing Technologies had approximately $6,000 in earn out payments due to MGM.

     During the year ended March 31, 2000 National Manufacturing Technologies paid approximately $70,000 to Sullivan, Hill, Lewin, Rez, Engle and LaBazzo, ("SHLRE") a law firm in which James P. Hill, a director and major shareholder, is a partner, as compared to $139,000 during the year ended March 31, 1999. National Manufacturing Technologies also entered into an agreement with R. P. Hill and Lucy Hill, James P. Hill's parents, to pay them approximately $2,300 per month in exchange for them posting a letter of credit in the amount of $275,000 which guarantees the capitalized lease payment on the 1958 Kellogg facility. The interest represents a rate of 10% per annum of the face value of the letter of credit. The letter of credit was posted to release a $275,000 deposit on February 1, 2000. The letter of credit terminates on June 30, 2003 and the final interest payment is due on July 2, 2003. In addition to interest payments a warrant to purchase 50,000 shares at $0.40 per share was granted to the Hills. The warrants expire January 31, 2005.

     On July 20, 1999, National Manufacturing Technologies entered into an independent contracting agreement with William L. Grivas, Sr., a major shareholder, whereby Mr. Grivas would represent National Manufacturing
Technologies in connection with selling or bartering certain inventory and negotiating settlements of certain of National Manufacturing Technologies' liabilities, and the provision of other technical and support services. The agreement, expired on or before September 20, 1999 and required National Manufacturing Technologies to pay Mr. Grivas $2,884 per week. On October 1, 1999, National Manufacturing Technologies entered into a new independent contracting agreement with William L. Grivas, Sr., a major shareholder, whereby Mr. Grivas would represent National Manufacturing Technologies in connection with selling or bartering certain inventory and negotiating settlements of certain of National Manufacturing Technologies' liabilities. The agreement, expires on September 30, 2002 and may be extended for twelve months. Under this and the prior consulting agreements, Mr. Grivas was paid $111,000 during the year ended March 31, 2000 and was granted a stock option for the purchase of 101,044 shares of National Manufacturing Technologies' common stock at an exercise price of $0.2969. National Manufacturing Technologies recognized non-cash expense of approximately $29,000 for this stock option grant. A balance of $13,000 was accrued and due to Mr. Grivas at March 31, 2000. The Board of Directors approved these agreements.

     Grivas, Moore and Hill were each awarded a bonus by the Compensation Committee payable on March 31, 2000, for $50,000 cash or a stock option to purchase 150,000 shares of National Manufacturing Technologies' common stock at an exercise price of $0.2969, at the grantees election. Grivas, Moore and Hill elected the granting of a stock option. National Manufacturing Technologies recognized approximately $84,000 of goodwill for these stock option grants. This bonus was awarded for work Grivas, Moore and Hill did in connection with the precision machining and metal stamping acquisitions.

     The former shareholders of I-PAC currently own interests in several entities with which I-PAC has done business. During the year ended March 31, 1999, National Manufacturing Technologies recorded a write-off of approximately $25,000 of inventory specifically manufactured for companies which are owned at least in part by or otherwise associated with the brother of William L. Grivas, who was the Chairman of National Manufacturing Technologies through January 18, 1999 and who is a major shareholder of National Manufacturing Technologies. In addition, National Manufacturing Technologies also recorded approximately $20,000 of additional allowance for doubtful accounts for uncollectible related party accounts receivable from such companies and from a company owned by Mr. Grivas, during the quarter ended December 31, 1998. The inventory and receivables were acquired by National Manufacturing Technologies as a result of its acquisition of I-PAC. National Manufacturing Technologies has therefore recorded the additional bad debt reserves and inventory write-off as an increase to goodwill related to the purchase of I-PAC.

     During the year ended March 31, 1999, National Manufacturing Technologies paid approximately $127,000 to Evergreen Investments ("Evergreen"), a company owned by Mr. Grivas and Patrick W. Moore, the Chief Executive Officer and a major shareholder. $50,000 of this amount was intended to cover personal tax liabilities of the former I-PAC shareholders arising from pre-merger S Corp. allocations for calendar year 1997, pursuant to the Plan and Agreement of Merger and Reorganization between National Manufacturing Technologies and I-PAC, approximately $34,000 was for pre-merger management fees, and approximately $43,000 was for pre-acquisition commission payments due MGM under the acquisition agreement entered in July 1998. In addition, approximately $31,000 was paid to James P. Hill, a director and major shareholder, to cover personal tax liabilities of the former I-PAC shareholders arising from pre-merger S Corp allocations for calendar year 1997, pursuant to the Plan and Agreement of Merger and Reorganization between National Manufacturing Technologies and I-PAC. Approximately $27,000 was paid to MGM for earn-out payments due MGM under the acquisition agreement entered in July 1998. National Manufacturing Technologies also recorded sales of approximately $7,000 to MGS Interconnect, a company owned by Mr. Moore and Mr. Grivas during the current period. This amount has been fully reserved as uncollectible as of March 31, 1999. In addition, National Manufacturing Technologies paid approximately $139,000 to Sullivan, Hill, Lewin, Rez and Engel ("SHLRE"), a law firm in which Mr. Hill, is a partner. At March 31, 1999, National Manufacturing Technologies had approximately $3,000 in earn-out payments due to MGM and approximately $7,000 due from MGS Interconnect. In addition, National Manufacturing Technologies owed SHLRE approximately $44,000 at March 31, 1999. The Audit Committee approved all items in excess of $10,000 disclosed in this paragraph.

     As mentioned in Note 8 to the consolidated financial statements for the fiscal year ended March 31, 2000, certain shareholders of National Manufacturing Technologies have guaranteed approximately $2,023,000 of National Manufacturing Technologies' debt at March 31, 1999. This debt was retired in June 1999. Prior to the merger, I-PAC guaranteed approximately $113,000 of debt of the same shareholders. This guarantee continued after the merger, and remains in effect.

     Claudia Fullerton, who is the wife of Patrick W. Moore, was employed by National Manufacturing Technologies as its Director of Administration at an annual salary of $54,000 from June 11, 1998 until April 30, 1999. Ms. Fullerton received severance pay for the period from May 1, 1999 through August 29, 1999, under terms of a pre-merger employment agreement.

     William L. Grivas, Jr., son of William L. Grivas Sr., was employed by National Manufacturing Technologies as a Program Manager at an annual salary of $30,000 from June 11, 1998 through August 20, 1999.

                     DESCRIPTION OF SECURITIES BEING OFFERED

     The following description of the capital stock of National Manufacturing Technologies and certain provisions of National Manufacturing Technologies' Articles of Incorporation is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and Bylaws, which have been filed as exhibits to National Manufacturing Technologies' Registration Statement, of which this Prospectus is a part.
As of September 25, 2000, the authorized capital stock of National Manufacturing Technologies consists of 30,000,000 shares of common stock, par value $.001 per share, and 3,173,000 shares of Preferred Stock, par value $.001 per share, none of which are issued ("Preferred Stock"). As of September 25, 2000, there were 11,473,369 shares of common stock outstanding held by 2,000 shareholders of record.
     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of common stock are entitled to receive any lawful dividends which may be declared by the Board of Directors. In the event of the liquidation, dissolution or winding up of National Manufacturing Technologies, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of common stock would be entitled to receive pro rata all of the remaining assets of National Manufacturing Technologies available for distribution to its shareholders. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and shares of common stock to be issued and resold under this prospectus will be fully paid and nonassessable.

WARRANTS

     This registration includes a total of 350,000 shares of common stock issuable upon exercise of outstanding warrants which are currently exercisable as follows:



WARRANT HOLDER               SHARES ISSUABLE  EXERCISE PRICE   EXPIRATION DATE
---------------------------  ---------------  ---------------  ----------------
Green International West. .          100,000  $         1.438  July 5, 2002
Celtic Capital. . . . . . .          200,000  $          1.43  June 18, 2001
R. P. Hill and Lucy L. Hill           50,000  $          0.40  January 30, 2005


     For the life of each of the warrants, the holder has the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon the exercise of the warrant. The holder of the warrant may be expected to exercise the warrant at a time when National Manufacturing Technologies would, in all likelihood, be able to obtain any needed capital by an offering of common stock on terms more favorable than those provided for by the warrants. Also, the terms on which National Manufacturing Technologies could obtain additional capital during the life of the warrants may be adversely affected by the existence of the warrants.

The shares of common stock underlying the warrants, when issued upon exercise of the warrants in whole or in part, will be fully paid and nonassessable.

Each warrant contains provisions that protect the holder against dilution by adjustment of the exercise price. These adjustments will occur in the event, among others, of a merger, stock split or reverse stock split, stock dividend or recapitalization. National Manufacturing Technologies is not required to issue fractional shares upon the exercise of any of the warrants. Each holder of the warrants will not possess any rights as a shareholder until such holder exercises the warrants. Each warrant may be exercised upon surrender on or before its expiration date at the offices of National Manufacturing
Technologies, with an exercise form completed and executed as indicated, accompanied by payment of the exercise price for the number of shares with respect to which the warrant is being exercised.

NON-QUALIFIED  OPTIONS

     Options were granted to certain director and officers of National Manufacturing Technologies. These options are non-qualified for taxes purposes and are fully vested. Options that are vested may be exercised at the discretion of the recipient at exercise prices ranging from $.25 to $1.438 per share. The options expire on dates ranging from September 22, 2000, to July 4, 2010. (For specific information regarding the options, see the footnotes in the table of "Selling Shareholders" section.) For the life of each of the options, the holder has the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon the exercise of the option. The holder of the option may be expected to exercise the option at a time when National Manufacturing Technologies would, in all likelihood, be able to obtain any needed capital by an offering of common stock on terms more favorable than those provided for by the options. Also, the terms on which National Manufacturing Technologies could obtain additional capital during the life of the options may be adversely affected by the existence of the options.

The shares of common stock underlying the options, when issued upon exercise in whole or in part, will be fully paid and nonassessable.

Each of the options contain provisions that protect the holder against dilution by adjustment of the exercise price. Such adjustments will occur in the event, among others, of a merger, stock split or reverse stock split, stock dividend or recapitalization. National Manufacturing Technologies is not required to issue fractional shares upon the exercise of any of the options. Each holder of the options will not possess any rights as a shareholder until such holder exercises the options. Each option may be exercised upon surrender on or before its expiration date at the offices of National Manufacturing Technologies, with an exercise form completed and executed as indicated, accompanied by payment of the exercise price for the number of shares with respect to which the option is being exercised.

                               SIGNIFICANT PARTIES

NAME                                       CAPACITY                     BUSINESS  ADDRESS
----                                       --------                     -----------------


Patrick W. Moore, CEO, President &        Director, Officer and Record  1958 Kellogg Avenue
  Chairman of the Board. . . . . . . . .  Owner                         Carlsbad, CA 92008

William L. Grivas, Consultant. . . . . .  Record Owner and Affiliate    1958 Kellogg Avenue
                                                                        Carlsbad, CA 92008

Green International West . . . . . . . .  Beneficial Owner              1209  San  Dario  Ave.,  Suite  7-888
                                                                        Laredo,  TX  78040

James P. Hill. . . . . . . . . . . . . .  Director and Beneficial       550 West C Street, Suite 1500
                                          Owner                         San Diego, CA 92101

Michael R. Moore . . . . . . . . . . . .  Director                      310 N. 9th Street
                                                                        Bismarck, ND 58502

Binh Q. Le . . . . . . . . . . . . . . .  Director                      4859 El Cajon Blvd.
                                                                        San Diego, CA 92115

Michael J. Genovese. . . . . . . . . . .  Director                      2030 Main Street, Suite 1600
                                                                        Irvine, CA 92614

Brian L. Kissinger . . . . . . . . . . .  Director                      210 North Tremont
                                                                        Oceanside, CA 92054

John G. Hamilton, Jr.. . . . . . . . . .  Director                      1826 Babcock Blvd.
                                                                        Pittsburgh, PA 15209

Tim Mullennix, Vice President of
  Corporate Marketing and Business                                      1958 Kellogg Avenue
  Development. . . . . . . . . . . . . .  Officer                       Carlsbad, CA 92008

Steve Jones, Vice President and General                                 1958 Kellogg Avenue
  Manager of the Electronics Group . . .  Officer                       Carlsbad, CA 92008

Jeff Tardiff, Vice President and General                                1958 Kellogg Avenue
  Manager of the Metals Group. . . . . .  Officer                       Carlsbad, CA 92008

Larry Naritelli, Chief Accounting                                       1958 Kellogg Avenue
  Officer, Treasurer and Acting CFO. . .  Officer                       Carlsbad, CA 92008

Jennifer Brown, Secretary and Director,                                 1958 Kellogg Avenue
  of Compliance and Corporate Planning .  Officer                       Carlsbad, CA 92008

Counsel  to  the  Issuer:     Otto  E.  Sorensen,  Esq.
                              Luce,  Forward,  Hamilton  &  Scripps,  LLP
                              600  West  Broadway,  Suite  2600
                              San  Diego,  CA  92101

Issuer's General Partners, Promoters of the Issuer, Underwriter's of the Proposed Offering, Underwriter's Directors, Underwriter's Officers, Underwriter's General Partners, Counsel to the Underwriter:

     Not  applicable

                                  LEGAL MATTERS

     The validity of the shares of common stock being offered hereby will be passed upon for the Company by Luce, Forward, Hamilton and Scripps LLP, San Diego, California.

                                     EXPERTS


     The financial statements of National Manufacturing Technologies, Inc., as of and for the year ended March 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Levitz, Zacks & Ciceric, independent auditors, as set forth in their report thereon (Which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and related consolidated financial statement schedule for the fiscal year ended March 31, 1999, appearing herein, have been audited by BDO Seidman, LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern) which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                LEGAL PROCEEDINGS

     National Manufacturing Technologies has indemnified Stenograph Corporation in connection with a product liability case pending in the Nineteenth Judicial District, East Baton Rouge Parish, in which Stenograph is a defendant (Brown v. Stenograph et al). National Manufacturing Technologies has tendered this claim to its insurance carrier, St. Paul Fire ("St. Paul"). St. Paul has assumed National Manufacturing Technologies' defense. The insurance carriers have prevailed in all similar judgments rendered to date. It may take several years before this litigation is ultimately resolved. National Manufacturing Technologies believes that this case is without merit and further believes that if any liability results from these claims, the liability (excluding punitive damages, if any) will be covered by its insurance policies.

     There are no material pending legal proceedings to which National Manufacturing Technologies or any of its subsidiaries is a party or of which any of their properties is the subject. National Manufacturing Technologies is not aware of any such proceedings known to be contemplated by governmental authorities.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On February 19, 1999, KPMG LLP resigned as principal independent accountant for Photomatrix, Inc. The reports of KPMG LLP on National Manufacturing Technologies' consolidated financial statements for the prior two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of National Manufacturing Technologies' financial statements for each of the two fiscal years ended March 31, 1998, and in the subsequent interim period through February 19, 1999, there were no disagreements with KPMG LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of KPMG LLP would have caused KPMG LLP to make reference to the matter in their report.

     On May 26, 1999, we retained BDO Seidman, LLP as our new independent principal accountant. During the two preceding fiscal years and subsequent interim periods, up to May 26, 1999, of National Manufacturing Technologies, National Manufacturing Technologies did not consult BDO Seidman, LLP regarding
(i) either, the application of accounting principles to a specified transaction either completed or proposed; or the type of audit opinion that might be rendered on National Manufacturing Technologies' financial statements, or (ii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Securities and Exchange Commission Regulation S-K) or was a reportable event (as defined in Item 304(a)(1)(v) of Securities and Exchange
Commission  Regulation  S-K).

     On March 17, 2000, the Board of Directors of National Manufacturing Technologies, Inc. (the "Company"), approved a recommendation brought fourth by the Audit Committee which dismisses BDO Seidman, LLP, Costa Mesa, California ("BDO") as National Manufacturing Technologies' principal independent accountant. During the last fiscal year and subsequent interim periods of National Manufacturing Technologies, BDO did not render an adverse opinion, disclaimer of opinion, or modification. BDO did include an explanatory paragraph as to National Manufacturing Technologies' ability to continue as a going concern. There were no disagreements between National Manufacturing Technologies and BDO for the past fiscal year ending March 31, 1999, nor during the subsequent interim periods through September 30, 1999, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreements in connection with BDO's report.

     On March 17, 2000, National Manufacturing Technologies engaged Levitz, Zacks and Ciceric as its independent accountant. For fiscal year audits ended December 31, 1996 and December 31, 1997 the firm of Levitz, Zacks and Ciceric served as the independent accountant for I-PAC Manufacturing, Inc ("I-PAC") (a wholly owned subsidiary of National Manufacturing Technologies as of June 1998). Prior to June 1998, I-PAC was not a publicly traded company. With the exception of the above statement, during the preceding two fiscal years and subsequent interim periods, up to March 17, 2000, of National Manufacturing Technologies, National Manufacturing Technologies did not consult Levitz, Zacks and Ciceric regarding (i) either, the application of accounting principles to a specified transaction; or the type of audit opinion that might be rendered on National Manufacturing Technologies' financial statements, or (ii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Securities and Exchange Commission Regulation S-K) or was a reportable event (as defined in
Item  304(a)(1)(v)  of  Securities  and  Exchange  Commission  Regulation  S-K).

      DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of National Manufacturing Technologies pursuant to the foregoing provisions, or otherwise, National Manufacturing Technologies has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by National Manufacturing Technologies of expenses incurred or paid by a director, officer or controlling person of National Manufacturing Technologies in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, National Manufacturing Technologies will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                              Page
                                                                                                              Number
                                                                                                              ------
Report of Levitz, Zacks & Ciceric, Independent Auditors. . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2
Report of BDO Seidman, Independent Auditors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3
Audited Consolidated Balance Sheet for March 31, 2000. . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-4
Audited Consolidated Statement of Operations for the years ended March 31, 2000 and March 31, 1999 . . . . .  F-5
Audited Consolidated Statement of Stockholders' Equity for the years ended March 31, 2000 and March 31, 1999  F-6
Audited Consolidated Statement of Cash Flows for the years ended March 31, 2000 and March 31, 1999 . . . . .  F-7
Notes to Audited Consolidated Financial Statements for the years ended March 31, 2000 and March 31, 1999      F-8
Consolidated Balance Sheet for June 30, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-27
Consolidated Statement of Operations for the quarters ended June 30, 2000 and June 30, 1999. . . . . . . . .  F-28
Consolidated Statement of Cash Flows for the quarters ended June 30, 2000 and June 30, 1999. . . . . . . . .  F-29
Notes to Consolidated Financial Statements for the quarters ended June 30, 2000 and June 30, 1999. . . . . .  F-30

                       PAGE F-1

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of NATIONAL MANUFACTURING
  TECHNOLOGIES,  INC.  AND  SUBSIDIARIES
Carlsbad,  California

     We have audited the accompanying consolidated balance sheet of National Manufacturing Technologies, Inc. and Subsidiaries as of March 31, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of National Manufacturing Technologies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the March 31, 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Manufacturing Technologies, Inc. as of March 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that National Manufacturing Technologies will continue as a going concern. As discussed in Note 2, National Manufacturing Technologies has suffered recurring losses from operations, has a working capital deficiency of $3,055,000 and an accumulated deficit of $21,767,000 at March 31, 2000, and limited cash resources with which to carry out management's plans. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note
2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



LEVITZ,  ZACKS  &  CICERIC
San  Diego,  California
July  11,  2000  (except  Note  3  as  to
 which  the  date  is  August  1,  2000)

                       PAGE F-2

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The  Board  of  Directors
National  Manufacturing  Technologies,  Inc.

We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of National Manufacturing Technologies, Inc. and subsidiaries (formerly known as Photomatrix, Inc. and subsidiaries) for the year ended March 31, 1999. These consolidated financial statements are the responsibility of National Manufacturing Technologies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of National Manufacturing Technologies, Inc. for the year ended March 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that National Manufacturing Technologies will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, National Manufacturing Technologies has suffered recurring losses from operations and has a working capital deficiency, the effects of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                 BDO  Seidman,  LLP

Costa  Mesa,  California
July  16,  1999

                       PAGE F-3

           NATIONAL MANUFACTURING TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2000




ASSETS                                                            2000
                                                              -------------
Current assets:
Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    101,000
Accounts receivable, net of allowance
     of $584,000 . . . . . . . . . . . . . . . . . . . . . .     2,450,000
Inventories. . . . . . . . . . . . . . . . . . . . . . . . .     1,254,000
Prepaid expenses and other . . . . . . . . . . . . . . . . .        31,000
                                                              -------------
Total current assets . . . . . . . . . . . . . . . . . . . .     3,836,000
                                                              -------------

Property and equipment, at cost. . . . . . . . . . . . . . .     5,473,000
Less accumulated depreciation and amortization . . . . . . .      (835,000)
                                                              -------------
Net property and equipment . . . . . . . . . . . . . . . . .     4,638,000
                                                              -------------

Goodwill, net of accumulated amortization of
 $217,000 (Notes 1,3 and 4). . . . . . . . . . . . . . . . .     2,373,000
Other assets . . . . . . . . . . . . . . . . . . . . . . . .        12,000
                                                              -------------
                                                              $ 10,859,000
                                                              =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable . . . . . . . . . . . . . . . . . . . . . .  $  1,624,000
Accrued liabilities. . . . . . . . . . . . . . . . . . . . .     1,441,000
Credit facility (Note 8) . . . . . . . . . . . . . . . . . .     2,368,000
Net liabilities of discontinued operations . . . . . . . . .       911,000
Current maturities of long-term debt (Note 8). . . . . . . .       547,000
                                                              -------------
Total current liabilities. . . . . . . . . . . . . . . . . .     6,891,000
                                                              -------------

Other long-term liabilities. . . . . . . . . . . . . . . . .       557,000
Long-term debt . . . . . . . . . . . . . . . . . . . . . . .     3,563,000

Commitments and contingencies (Note 11)

Shareholders' equity (Note 6):
Preferred stock, no par value; 3,173,000 shares authorized,
   no shares issued and outstanding. . . . . . . . . . . . .             -
Common stock, no par value; 30 million shares
   authorized, 10,114,000 shares issued and outstanding. . .    21,449,000
Additional paid in capital . . . . . . . . . . . . . . . . .       166,000
Accumulated deficit. . . . . . . . . . . . . . . . . . . . .   (21,767,000)
                                                              -------------
Total shareholders' equity . . . . . . . . . . . . . . . . .      (152,000)
                                                              -------------

                                                              $ 10,859,000
                                                              =============


    The accompanying notes are an integral part of these consolidated financial statements.

                       PAGE F-4

           NATIONAL MANUFACTURING TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999

                                                                            2000          1999
                                                                        ------------  ------------
Revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 9,677,000   $ 5,009,000
Cost of revenues . . . . . . . . . . . . . . . . . . . . . . . . . . .    6,808,000     4,269,000
                                                                        ------------  ------------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,869,000       740,000

 Selling, general and administrative expenses. . . . . . . . . . . . .    5,302,000     3,154,000
                                                                        ------------  ------------

Operating loss . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (2,433,000)   (2,414,000)

Other income (expense), net:
   Interest expense. . . . . . . . . . . . . . . . . . . . . . . . . .     (458,000)     (292,000)
   Other, net. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      247,000        12,000
                                                                        ------------  ------------
       Net other income (expense). . . . . . . . . . . . . . . . . . .     (211,000)     (280,000)
                                                                        ------------  ------------
Loss from continuing operations before income taxes. . . . . . . . . .   (2,644,000)   (2,694,000)
Provision for income taxes (Note 9). . . . . . . . . . . . . . . . . .           --            --
                                                                        ------------  ------------
Loss from continuing operations. . . . . . . . . . . . . . . . . . . .   (2,644,000)   (2,694,000)

Gain (loss) from discontinued operations, net of income taxes (Note 4)      733,000      (646,000)
Loss on disposal of discontinued operation, including provision for
  phase-out period of $0 and $270,000, net of income taxes  (Note 4).           --    (1,036,000)
                                                                        ------------  ------------

Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $(1,911,000)  $(4,376,000)
                                                                        ------------  ------------

Other comprehensive income:
   Foreign currency translation adjustment . . . . . . . . . . . . . .           --            --
Total comprehensive loss . . . . . . . . . . . . . . . . . . . . . . .  $(1,911,000)  $(4,376,000)
                                                                        ------------  ------------

Basic and diluted net income (loss) per share:
   Continuing operations . . . . . . . . . . . . . . . . . . . . . . .  $     (0.26)  $     (0.30)
   Discontinued operations . . . . . . . . . . . . . . . . . . . . . .  $      0.07   $     (0.19)
                                                                        ------------  ------------
   Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     (0.19)  $     (0.49)
                                                                        ------------  ------------





    The accompanying notes are an integral part of these consolidated financial statements.

                       PAGE F-5

           NATIONAL MANUFACTURING TECHNOLOGIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999





                                                                                                   Accumulated
                                            Common                                                 other
                                            Stock            Additional            Accumulated     comprehensive
                                    Shares        Amount     Paid  in  Capital     Deficit         income            Total
                                   --------      -------     -----------------     -----------     -------------     -------
Balance, March 31, 1998. . . . .   5,083,000   $19,351,000          --             $(15,480,000)  $ 153,000         $ 4,024,000
Issuance of shares (Note 3) -
     I-PAC acquisition . . . . .   4,848,000     1,939,000          --                       --          --           1,939,000
     NMT asset acquisition . . .     100,000       200,000          --                       --          --             200,000
Repurchase of shares (Notes 6
& 10)                                (117,000)   (114,000)          --                       --          --            (114,000)
Compensation expense . . . . . .          --            --      53,000                       --          --               53,000
Elimination of  foreign currency
  translation in connection with
  discontinued operations. . . .          --            --          --                       --    (153,000)            (153,000)
Net loss . . . . . . . . . . . .          --            --          --               (4,376,000)         --           (4,376,000)
                                  -----------  ------------  ----------             -------------  ----------         ------------
Balance, March 31, 1999. . . . .   9,914,000   $21,376,000   $  53,000              $(19,856,000)         --          $ 1,573,000
                                  -----------  ------------  ----------             ------------   ----------         ------------
Issuance of shares (Note 3) -
     NMT Royalties . . . . . . .     116,000        38,000          --                       --          --                38,000
     Stock issued IPAC purchase
       agreement . . . . . . . .      40,000        21,000          --                       --          --                21,000
     Stock Option Exercise . . .      40,000        13,000          --                       --          --                13,000
Compensation expense . . . . . .       4,000         1,000     113,000                       --          --               114,000
Net loss . . . . . . . . . . . .          --            --          --              (1,911,000)          --            (1,911,000)
                                  -----------  ------------  ----------           -------------   ----------           ------------
Balance, March 31, 2000. . . . .  10,114,000   $21,449,000   $ 166,000            $(21,767,000)          --           $  (152,000)
                                  -----------  ------------  ----------          -------------   ----------            ------------



    The accompanying notes are an integral part of these consolidated financial statements.

                       PAGE F-6

           NATIONAL MANUFACTURING TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999



                                                                             2000           1999
                                                                         -------------  ------------
Cash flows from operating activities:
Net loss: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ (1,911,000)  $(4,376,000)
Net income (loss) from discontinued operations. . . . . . . . . . . . .       733,000    (1,682,000)
                                                                         -------------  ------------
Net loss from continuing operations . . . . . . . . . . . . . . . . . .    (2,644,000)   (2,694,000)
   Adjustments:
      Depreciation and amortization . . . . . . . . . . . . . . . . . .       506,000       281,000
      Amortization of goodwill. . . . . . . . . . . . . . . . . . . . .       126,000        96,000
      Provision for doubtful accounts . . . . . . . . . . . . . . . . .       292,000       292,000
      Provision for inventory . . . . . . . . . . . . . . . . . . . . .      (640,000)      686,000
      Options issued for compensation . . . . . . . . . . . . . . . . .        29,000        53,000

      Changes in assets and liabilities, net of assets acquired:
         Accounts receivable. . . . . . . . . . . . . . . . . . . . . .    (1,294,000)     (949,000)
         Inventories. . . . . . . . . . . . . . . . . . . . . . . . . .       111,000    (1,198,000)
         Prepaid expenses and current assets. . . . . . . . . . . . . .       (23,000)       74,000
         Other assets . . . . . . . . . . . . . . . . . . . . . . . . .        53,000       (31,000)
         Accounts payable . . . . . . . . . . . . . . . . . . . . . . .      (100,000)      787,000
         Accrued liabilities. . . . . . . . . . . . . . . . . . . . . .       836,000       191,000
         Other long-term liabilities. . . . . . . . . . . . . . . . . .       380,000            --
                                                                         -------------  ------------
    Cash used in continuing operations. . . . . . . . . . . . . . . . .    (2,368,000)   (2,412,000)
    Cash provided by discontinued operations. . . . . . . . . . . . . .     1,988,000       676,000
                                                                         -------------  ------------
Cash  used in operations. . . . . . . . . . . . . . . . . . . . . . . .      (380,000)   (1,736,000)
                                                                         -------------  ------------

Cash flows from investing activities:
    Acquisition of property and equipment . . . . . . . . . . . . . . .      (259,000)     (456,000)
    Disposal  of land & building. . . . . . . . . . . . . . . . . . . .       651,000            --
    Cash used for the repurchase of stock . . . . . . . . . . . . . . .            --      (114,000)
    Costs of acquisitions . . . . . . . . . . . . . . . . . . . . . . .      (223,000)     (150,000)
                                                                         -------------  ------------
Cash provided by (used in) investing activities . . . . . . . . . . . .       169,000      (720,000)
                                                                         -------------  ------------

Cash flows from financing activities:
    Borrowings under credit facility and long-term debt . . . . . . . .    11,510,000     2,158,000
    Payments of credit facility and long-term debt. . . . . . . . . . .   (11,253,000)     (977,000)
    Cash received for the issuance of stock . . . . . . . . . . . . . .        13,000            --
    Acquisition of land and building held for sale. . . . . . . . . . .            --       (25,000)
                                                                         -------------  ------------
Cash provided by financing activities . . . . . . . . . . . . . . . . .       270,000     1,156,000
                                                                         -------------  ------------


Increase (decrease) in cash . . . . . . . . . . . . . . . . . . . . . .  $     59,000   $(1,300,000)
Cash at beginning of year . . . . . . . . . . . . . . . . . . . . . . .        42,000     1,342,000
                                                                         -------------  ------------
Cash at end of year . . . . . . . . . . . . . . . . . . . . . . . . . .  $    101,000   $    42,000
                                                                         =============  ============

Supplemental disclosures of cash flow information:
     Cash paid for interest . . . . . . . . . . . . . . . . . . . . . .  $    458,000   $   292,000
     Cash paid for income taxes . . . . . . . . . . . . . . . . . . . .         1,000            --

Supplemental disclosure of non-cash investing and financing activities:
Fair value of assets acquired . . . . . . . . . . . . . . . . . . . . .  $         --   $ 7,861,000
Assets acquired under capital lease . . . . . . . . . . . . . . . . . .  $  2,925,000   $        --
Cash paid for acquisition . . . . . . . . . . . . . . . . . . . . . . .  $         --   $   150,000
Capital lease obligation. . . . . . . . . . . . . . . . . . . . . . . .  $  2,925,000   $        --
Cost of acquisitions. . . . . . . . . . . . . . . . . . . . . . . . . .  $     84,000   $        --
Liabilities assumed . . . . . . . . . . . . . . . . . . . . . . . . . .  $         --   $ 5,572,000
Common stock issued . . . . . . . . . . . . . . . . . . . . . . . . . .  $     60,000   $ 2,139,000
Liabilities paid via common stock . . . . . . . . . . . . . . . . . . .  $     60,000   $        --
Options issued. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     84,000   $        --



    The accompanying notes are an integral part of these consolidated financial statements.

                       PAGE F-7

           NATIONAL MANUFACTURING TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

PRINCIPLES  OF  CONSOLIDATION
-----------------------------

The consolidated financial statements include the financial statements of National Manufacturing Technologies, Inc. and its wholly owned subsidiaries (the consolidated entity referred to as the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

BUSINESS
--------

National Manufacturing Technologies is a value-added vertically integrated manufacturer of enclosed electronic systems and their various sub-assembly
components  supplying  original  equipment  customers  ("OEMs").     National
Manufacturing Technologies also specializes in high-speed metal stamping, progressive die and forming operations.

GOODWILL
--------

Goodwill represents the excess of purchase price over the fair value of the net assets acquired through business combinations accounted for as purchases and is amortized on a straight-line basis over its estimated useful life of twenty years. During the fiscal year ended March 31, 2000 and 1999, National Manufacturing Technologies wrote-down the value of goodwill by approximately $0 and $911,000, respectively (see Note 4).

FOREIGN  CURRENCY  TRANSLATION
------------------------------

The accounts of National Manufacturing Technologies' discontinued foreign subsidiary are measured using local currency as the functional currency; assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net gains or losses resulting from such translation are excluded from operations and accumulated in a separate component of shareholders' equity
("accumulated other comprehensive income") through the date of National Manufacturing Technologies' decision to dispose of Photomatrix, Ltd. (see Note
4). The balance in the accumulated other comprehensive income account as of the disposal date has been written off and included in loss on disposal of discontinued operations in the accompanying statement of operations for the year ended March 31, 1999.

INVENTORIES
-----------

Inventories include material, labor and overhead valued at the lower of cost (first-in, first-out) or market, and consist of the following as of March 31, 2000. These amounts are net of reserves for excess and obsolete inventory of $107,000 against raw materials and $51,000 against finished goods:




Raw materials . $   534,000
Work in process     606,000
Finished goods.     114,000
                  ----------
                $ 1,254,000
                ============



REVENUE  RECOGNITION
--------------------

Revenues are recorded at the time of shipment of products or performance of services.

                       PAGE F-8

PROPERTY  AND  EQUIPMENT
------------------------

Substantially all property and equipment is manufacturing equipment and personal computers used in National Manufacturing Technologies' assembly, product development, sales and administrative activities. These items are stated at cost. Depreciation is provided over the estimated useful lives, typically three to ten years, using the straight-line method. Additionally, during fiscal year 2000, National Manufacturing Technologies entered into a capitalized lease for the property at 1958 Kellogg, Carlsbad, CA. The land and building are valued at the lesser of fair market value at the time of the purchase or the present value of future minimum lease payments. The amortization of assets under capitalized leases is provided over three to fifteen years and is included in depreciation and amortization expense. The value of the property and equipment on March 31, 2000 is as follows:

Land and building. . .  $2,925
Equipment. . . . . . .   2,482
Leasehold improvements      66
                        ------
                        $5,473
                        ======



LONG-LIVED  ASSETS
------------------

National Manufacturing Technologies adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, effective April 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

INCOME  TAXES
-------------

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are computed using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date. National Manufacturing Technologies provides a valuation allowance for certain deferred tax assets, if it is more likely than not that National Manufacturing Technologies will not realize tax assets through future operations.

BASIC  AND  DILUTED  LOSS  PER  SHARE
-------------------------------------

In December 1997, National Manufacturing Technologies adopted the provisions of SFAS No. 128, "Earnings per Share." SFAS No. 128 supersedes APB No. 15 and replaces "primary" and "fully diluted" earnings per share ("EPS") under Accounting Principles Board ("APB") Opinion No. 15 with "basic" and "diluted" EPS. Unlike primary EPS, basic EPS excludes the dilutive effects of options, warrants and other convertible securities. The weighted average number of common shares outstanding used in computing basic EPS was 9,971,000 and 8,963,000 in fiscal years 2000 and 1999, respectively. Diluted EPS reflects the potential dilution of securities that could share in the earnings of National Manufacturing Technologies, similar to fully diluted EPS. Options and warrants representing approximately 3,159,000 and 1,564,000 shares were excluded from the computations of net loss per common share for the years ended March 31, 2000 and 1999, respectively, as their effect is antidilutive.

                       PAGE F-9

STOCK  OPTIONS
--------------

Prior to April 1, 1996, National Manufacturing Technologies accounted for its stock option plan in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On April 1, 1996, National Manufacturing Technologies adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net loss and pro forma loss per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. National Manufacturing Technologies has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

CONCENTRATION  OF  CREDIT  RISK  AND  SIGNIFICANT  CUSTOMERS
------------------------------------------------------------

Financial instruments that potentially subject National Manufacturing Technologies to significant concentrations of credit risk consist primarily of accounts receivable. Receivables are primarily from large manufacturers for whom National Manufacturing Technologies performs manufacturing services. National Manufacturing Technologies grants unsecured trade credits to its customers and performs ongoing credit evaluations of its customers' financial conditions. One customer in the Electronic Manufacturing Services Group accounted for 27.8% of total revenues; this same customer represented approximately 36.8% of total accounts receivable as of March 31, 2000. Two other customers represented approximately 9.5% and 8.5%, respectively, of total revenues for fiscal year 2000. Four customers accounted for 18.8%, 14.2%, 13.8% and 11.3%, respectively, of National Manufacturing Technologies' total revenue for fiscal year 1999. No other customer accounted for more than 10% of National Manufacturing Technologies' total revenue or accounts receivable during the years presented.

PRODUCT  WARRANTY  COSTS
------------------------

The products sold by the discontinued operations of Photomatrix Imaging, provided product warranties covering products it manufactured for its customers as part of its standard sales agreement. The warranties covered the repair costs associated with hardware defects and ranged in term from 90 days to one year from date of sale. National Manufacturing Technologies accrued for warranty costs at the time of sale.

FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
---------------------------------------

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the fair values be disclosed for National Manufacturing Technologies' financial instruments. The carrying amount of cash, accounts receivable, accounts payable, accrued liabilities, and credit facility approximate their fair values because of the short-term nature of these instruments. The carrying amounts reported for notes payable and other non-current liabilities approximate fair value because the underlying instruments bear interest at rates that are comparable to rates available to National Manufacturing Technologies for similar debt instruments.

USE  OF  ESTIMATES
------------------

Management of National Manufacturing Technologies has made estimates and assumptions relating to the reporting of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Estimates made for the year ended March 31, 1999 included provisions for the disposition of discontinued operations. Actual amounts necessary were less than expected thus National Manufacturing
Technologies recognized $733,000 of income from discontinued operations in fiscal year 2000.

                       PAGE F-10

COMPREHENSIVE  INCOME  (LOSS)
-----------------------------

Effective April 1, 1998, National Manufacturing Technologies adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 established new rules for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. All prior period data presented has been restated to conform to the provisions of SFAS 130.

REPORTABLE  SEGMENTS
--------------------

Effective April 1, 1998, National Manufacturing Technologies adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 requires public business enterprises to report certain information about operating segments in complete sets of financial statements and in condensed financial statements of interim periods issued to shareholders. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. All prior period data presented has been restated to conform to the provisions of SFAS 131. National Manufacturing Technologies has determined that it operates two reportable segments: electronic manufacturing services and metal manufacturing services.

NEW  ACCOUNTING  PRONOUNCEMENT
------------------------------

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities" (SFAS 133) issued by the FASB is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. National Manufacturing Technologies does not expect adoption of SFAS 133 to have a material effect on its financial position or results of operations.

2.  GOING  CONCERN

The accompanying consolidated financial statements have been prepared assuming that National Manufacturing Technologies will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, National Manufacturing Technologies has suffered recurring losses from operations and has a working capital deficiency, the effects of which, raise substantial doubt about National Manufacturing Technologies' ability to continue as a going concern. In addition, National Manufacturing Technologies has negative shareholders equity, indicating that National Manufacturing Technologies does not have sufficient assets to cover its outstanding liabilities.

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should National Manufacturing Technologies be unable to continue as a going concern. As described in Note 8, in June 1999, National Manufacturing Technologies retired all outstanding debt with its bank and entered into a new $1,500,000 credit facility with another financial institution. The new line of credit accrues interest on outstanding borrowings at the bank's prime rate plus 4 % per annum and carries a minimum monthly payment of $6,000 (see Note 8). This line of credit was increased in December 1999 to $2.9 million. It was increased again in June 2000 to $3.9 million.

National Manufacturing Technologies' continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitability. National Manufacturing Technologies is concentrating on increasing sales and increasing gross margins. In the current year ended March 31, 2000 consolidated revenues increased by 93.2% or $4,668,000. Gross profit margins increased from 14.7% in fiscal year 1999 to 29.6% in fiscal year 2000. However, there can be no assurance as to National Manufacturing Technologies' success in these regards. During this same time period, consolidated SG&A expenses for the year ended March 31, 2000 increased $2,148,000 or 68.1% to approximately $5,302,000 from $3,154,000 for the year ended March 31, 1999. The increase is mainly due to the inclusion of one full year of SG&A expenses for the MMS group as compared to only three and one half months of SG&A expenses in the year ended March 31, 1999.

                       PAGE F-11

3.  ACQUISITIONS

NMT  DE  MEXICO  (TECNOLOGIAS  NACIONALES  MANUFACTURERAS  DE  MEXICO)
----------------------------------------------------------------------

On September 17, 1999, National Manufacturing Technologies entered into an Asset Purchase Agreement with Mirror USA and Espejomex, S.A. DE C.V. to acquire certain assets in Tijuana, Mexico which will be used by National Manufacturing Technologies' newly-created subsidiary, Tecnologias Nacionales Manufactureras de Mexico. On August 25, 1999 Tecnologias Nacionales Manufactureras de Mexico executed a lease of a 18,000 square foot manufacturing facility located approximately five miles from the Otay Mesa border crossing in Tijuana. The asset acquisition was a cash purchase for approximately $27,000. The 3-year lease agreement calls for monthly lease payments of $4,500 for the first four months, $5,700 until August 2000, $5,900 until August 2001 and $6,000 until August 2002.

I-PAC  MANUFACTURING,  INC.
---------------------------

On March 16, 1998, National Manufacturing Technologies entered into an Agreement and Plan of Merger and Reorganization with I-PAC Manufacturing, Inc. The Agreement was approved by the shareholders of National Manufacturing Technologies on June 5, 1998, and the transaction closed on June 11, 1998. As a result of the Merger, the 8,500 outstanding shares of I-PAC common stock were exchanged for 4,848,000 shares of National Manufacturing Technologies' Common Stock and possibly additional 4,652,000 shares of National Manufacturing Technologies' common stock in the event that I-PAC achieves certain performance milestones during a twelve month period commencing on July 1,1998 or outstanding options to purchase National Manufacturing Technologies' common stock are exercised.

If any performance milestones are met, the issuance of additional shares awarded to I-PAC shareholders under the earn-out formula and/or in connection with the exercise of National Manufacturing Technologies' outstanding options and warrants will be treated as additional costs of the acquired enterprise and amortized accordingly over the benefit period. On December 30, 1999, Roy Gayhart former Chief Financial Officer of National Manufacturing Technologies, Inc., exercised a stock option grant for the purchase of 40,000 shares of National Manufacturing Technologies' common stock. Per the terms of the Merger this stock option exercise triggered the issuance of additional 40,000 shares to the I-PAC Shareholders (the I-PAC Shareholders are Patrick W. Moore, National Manufacturing Technologies' Chief Executive Officer, Chairman of the Board and major shareholder, William L. Grivas, a major shareholder, James P. Hill, a director and major shareholder and Michael Moore, a director), allocated among them in proportion to their ownership of I-PAC shares as of the closing date of the Merger. This issuance was ratified by the Board of Directors Compensation Committee on January 7, 2000. As of June 30, 2000, a total of 221,654 shares have been issued to the former I-PAC shareholders in relation to the exercise of pre-merger stock options. The Merger was accounted for as a purchase of I-PAC by National Manufacturing Technologies for accounting and financial reporting purposes. Under the purchase method of accounting, upon closing of the Merger, I-PAC's results of operations were combined with those of National Manufacturing Technologies, and I-PAC's assets and liabilities were recorded on National Manufacturing Technologies' books at their respective fair values. The purchase price, amounting to $2,191,000, was comprised of the value of the stock plus acquisition costs and was allocated among the assets acquired and the liabilities assumed. The issuance of additional shares awarded to I-PAC shareholders under the earn-out formula and/or in connection with the exercise of National Manufacturing Technologies' outstanding options and warrants will be treated in accordance with APB 16, in that any additional shares will be treated as additional costs of the acquired enterprise and amortized accordingly over the benefit period. The $2,200,000 excess of the purchase price over the fair value of I-PAC's net assets is amortized over a twenty year period. As of August 1, 2000, National Manufacturing Technologies is currently reviewing, but has not yet made a determination as to whether any performance milestones have been achieved

                       PAGE F-12

If the I-PAC transaction had been consummated at the beginning of the fiscal year 1999, National Manufacturing Technologies' consolidated revenues, net income (loss) and net income (loss) per share for the year ended March 31, 1999 would have been:



                                                                      1999
                                                                  ------------
Revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 5,508,000
Net loss from continuing operations. . . . . . . . . . . . . . .  $(4,786,000)
Net loss per share from continuing operations, basic and diluted  $     (0.53)


These pro forma results may not be indicative of the results of operations that would have been reported if the transaction had occurred as of these dates, or which may be reported in the future.

NATIONAL  METAL  TECHNOLOGIES,  INC.
------------------------------------

On December 18, 1998, National Manufacturing Technologies entered into an Agreement to acquire certain assets and the business operations of Greene International West, Inc. ("GIW"), a metal stamping company located in Oceanside, California. GIW recently emerged from a Chapter 11 Federal Bankruptcy proceeding, which was canceled through the infusion of new capital funds from its major shareholders. The new operation has been incorporated as National Metal Technologies, Inc. ("NMT").

Under the terms of the agreement, NMT will pay a total of $500,000, comprised of a down payment of $150,000 satisfied by the issuance of 75,000 shares of National Manufacturing Technologies' common stock and a five year note in the amount of $350,000, for the purchase of GIW's customer list, supplier registrations, contract backlog, proprietary trade data, rights to hire employees and general intangibles of GIW. Future note payments may be made in a combination of National Manufacturing Technologies' stock and cash at the election of the parties. In addition, NMT agreed to enter into a capital lease of GIW equipment, with an option to purchase the equipment for $490,000 at the end of the one-year period. The first year rental payments under the equipment lease will be satisfied with the issuance of 25,000 shares of National Manufacturing Technologies' common stock. As the capital lease was a condition of the acquisition, National Manufacturing Technologies has recorded the assets held under the capital lease at their estimated fair value of $943,000 and the related bargain purchase obligation of $490,000 as part of the net assets acquired. National Manufacturing Technologies exercised its option to purchase this equipment on December 1, 1999 and now is obligated, to GIW, under a four year  note  in  the  amount  of  $490,000  which  bears  interest  at  8%

National Manufacturing Technologies agreed to price protect the shares issued to GIW shareholders at a price of $2.00 per share, at a point two years from the closing date, for the 100,000 initial shares issued. This stock price guaranty would total an additional amount of approximately $50,000 as of March 31, 2000, based on National Manufacturing Technologies' current stock price.

National Metal Technologies also entered into a fifteen year lease of the 80,000 square foot facility housing the metal stamping operation, under terms that provide rent abatements for the first three years of the facility lease. NMT also agreed to purchase GIW's accounts receivable and usable inventory, and pay certain royalties (1.75% of sales to existing customers) over a three-year period. All royalties are payable in common stock or cash, at National Manufacturing Technologies' election. As of March 31, 2000, a total of 116,000 shares of common stock had been issued to GIW for the first 12 months of royalty payments. On March 5, 2000, the agreement with GIW was modified so that all future royalty payments are to be payable in cash. The $148,000 excess of the purchase price over the fair value of NMT's net assets acquired is being amortized over twenty years.

                       PAGE F-13

I-PAC  PRECISION  MACHINING
---------------------------

On November 27, 1998, National Manufacturing Technologies entered into an agreement to acquire certain assets and the business operations of Amcraft, Inc., a precision metal machining company located in Carlsbad, California. The new operation has been incorporated as I-PAC Precision Machining, Inc. ("Precision Machining")

National Manufacturing Technologies acquired the business assets of Amcraft out of an assignment for the benefit of creditors proceeding. Under the terms of the purchase, National Manufacturing Technologies paid a total of $20,000 for the purchase of work-in-process inventory, miscellaneous equipment, customer list and backlog, rights to hire employees and the business name of Amcraft. National Manufacturing Technologies also entered into leases of approximately $450,000 primarily of CNC precision machining equipment, which had previously been used by Amcraft. In addition, National Manufacturing Technologies leased the 10,000 square foot facility previously occupied by the Amcraft operations through April of 1999, at which time the precision metal machining operation was relocated to the newly acquired NMT facility located in Oceanside, California. The $163,000 excess of the purchase price over the fair market value of Amcraft's net assets is being amortized over twenty years.

PHRX  REP  CO
-------------

On July 1, 1998, National Manufacturing Technologies acquired the assets and business of MGM Techrep, Inc. ("MGM") and formed PHRX Rep Co. MGM, a private entity that is primarily owned by the officers and former owners of I-PAC, is a manufacturer's sales representative firm headquartered in Santa Ana, California. Established in 1994, MGM has been the primary sales rep firm in the Southern California area for I-PAC. MGM also represents approximately 15 other companies engaged in the manufacture and distribution of a wide range of industrial products used in the manufacture and sale of electronic and related products.

The acquisition included all contracts with MGM's principals, its customer list, all physical assets, and the MGM trade name. MGM retained existing liabilities and released its sales personnel to National Manufacturing Technologies, and MGM's shareholders executed non-compete agreements with respect to the sales rep business. The purchase price of the transaction will be determined primarily on an earn-out basis by a declining percentage (75% in the first year, 50% in the second year and 35% in the final year following the closing date) of the commissions earned over a three-year period by MGM on sales involving its existing principals and customers as of the time of the acquisition. National Manufacturing Technologies has recorded approximately $166,000 as excess of the purchase price over the fair value of the acquired net assets related to these earn-out accruals. No payments will be due to MGM for principals or customer accounts added after the closing date. In addition, National Manufacturing Technologies forgave approximately $18,000 of amounts due from MGM as of the closing date.

Consistent with the provisions of the Photomatrix/I-PAC merger agreement, this related party transaction was reviewed and approved by the outside directors on the Audit Committee of National Manufacturing Technologies' Board of Directors.

4.  DIVESTITURE  AND  DISCONTINUATION

PHOTOMATRIX  IMAGING,  INC.  AND  PHOTOMATRIX,  LTD.
----------------------------------------------------

On March 2, 1999, National Manufacturing Technologies approved a plan to sell certain product rights, assets and liabilities of Photomatrix Imaging, Inc. ("Imaging") and its wholly owned subsidiary, Photomatrix, Ltd. ("Ltd."). On June 21, 1999, National Manufacturing Technologies completed the transaction whereby it sold product rights and certain assets of its document scanner operations to Scan-Optics, Inc. Under the terms of the agreement, Scan-Optics paid National Manufacturing Technologies approximately $1,890,000 in cash and agreed to pay an additional $210,000 to acquire all receivables, inventory and certain equipment, as well as assume nearly $2 million of current and future liabilities of Imaging and Ltd. Scan-Optics also assumed lease commitments associated with National Manufacturing Technologies' engineering facilities located in Chandler, Arizona, as well as its facilities in Great Britain. In addition, Scan-Optics agreed to pay certain royalties, not to exceed $250,000 over a three-year period and also enter into a transition agreement and a five-year manufacturing agreement, under

                       PAGE F-14
which National Manufacturing Technologies would continue to manufacture document scanners and document scanner parts for Scan-Optics. Proceeds from this sale were used to reduce short-term debt and provide working capital to National Manufacturing Technologies. The purchase price was subject to adjustment based upon certain additional due diligence to be completed by Scan-Optics within ninety days. There was no subsequent adjustment.

Current and prior period balances have been reclassified to present Imaging and Ltd. as a discontinued operation. Revenues related to discontinued operations totaled $0, $6,274,000 and $8,595,000 for the years ended March 31, 2000, 1999 and 1998, respectively. During the year ended March 31, 2000, National Manufacturing Technologies recorded a gain of $668,000 from discontinued scanner operations. This income is comprised of $450,000 of inventory reserves that were not required, $145,000 of accruals for estimated losses that were not required, and $73,000 of reserves for accounts receivable that were not required. During the year ended March 31, 1999, National Manufacturing Technologies recorded a write-off of intangible assets related to its scanner operations in the approximate amount of $1,016,000, comprised of $44,000 related to capitalized software, $61,000 related to software development and $911,000 related to goodwill. This write-off has been included in the loss on disposal of discontinued operation in the accompanying consolidated statement of operations for the year ended March 31, 1999.

LEXIA  SYSTEMS,  INC.
---------------------

In December 1996, the Board of Directors of National Manufacturing Technologies approved a plan to discontinue the operations of Lexia Systems, Inc. ("Lexia"). The operations of Lexia were shut down on September 30, 1998. Approximately $250,000 of reserves for discontinued operating losses was not required, resulting in income from discontinued operations in fiscal year 1999. Lexia has entered into a settlement with a vendor, Fujitsu Computers Ltd. ("Fujitsu") regarding its disagreements over outstanding claims. Lexia had carried on its books accounts payable claims by Fujitsu in the amount of $341,000. Lexia has disputed these liabilities. Lexia agreed to pay Fujitsu $200,000 over an eight month period as payment in full of all outstanding claims against Lexia, resulting in an additional $141,000 of income from discontinued operations for the fiscal year 1999. Lexia also carries on its books accounts payable and unpaid rent claims by ICL, a sister company of Fujitsu, in the amount of $457,000. Lexia disputes any liability with respect to ICL in light of its own offsetting claims and defenses. There is no assurance that Lexia will be successful in prevailing in its position with regard to the outstanding claims previously made by ICL. During the year ended March 31, 2000 approximately $65,000 of other income for the Lexia discontinued operation was recognized from accrued accounts payable that were no longer required.

5.  SEGMENT  INFORMATION

In evaluating financial performance, management focuses on operating income as a measure of profit or loss. Operating income is before interest expense, interest income and income tax expense. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note
1). The following table summarizes financial information by business segment from continuing operations.

National Manufacturing Technologies' operations are classified into two reportable business segments: Electronic Manufacturing Services and Metal Manufacturing Services. Electronic Services manufactures and sells electronic products, including electronic enclosed systems, utilized in technology intensive products and business environments. This segment is primarily comprised of I-PAC. Metal Services manufactures and sells stamped and machined metal products and services, including phosphate and heat treat services, utilized in military, government and commercial weaponry products. This segment is comprised of NMT and Precision Machining. Other includes corporate expenses, charges that do not relate to current operations, divested operations and inter-company eliminations.

                       PAGE F-15




(000's omitted) . . . . . . . . .     2000      1999
                                   --------  --------
REVENUE:
  Electronic Services . . . . . .  $ 6,736   $ 3,886
  Metal Services. . . . . . . . .    2,941     1,062
  Other . . . . . . . . . . . . .        0        61
                                   --------  --------
  Total . . . . . . . . . . . . .  $ 9,677   $ 5,009
                                   ========  ========

SEGMENT OPERATING PROFIT (LOSS):
  Electronic Services . . . . . .  $  (880)  $(1,339)
  Metal Services. . . . . . . . .   (1,763)     (380)
  Other . . . . . . . . . . . . .        0      (695)
                                   --------  --------
  Total . . . . . . . . . . . . .  $(2,643)  $(2,414)
                                   ========  ========

DEPRECIATION AND AMORTIZATION:
  Electronic Services . . . . . .  $   316   $   172
  Metal Services. . . . . . . . .      158        49
  Other . . . . . . . . . . . . .      158         2
                                   --------  --------
  Total . . . . . . . . . . . . .  $   632   $   223
                                   ========  ========

CAPITAL EXPENDITURES:
  Electronic Services . . . . . .  $    38   $ 3,603
  Metal Services. . . . . . . . .      209     1,210
  Other . . . . . . . . . . . . .       12         2
                                   --------  --------
  Total . . . . . . . . . . . . .  $   259   $ 4,815
                                   ========  ========

ASSETS:
  Electronic Services . . . . . .  $ 6,315   $ 5,295
  Metal Services. . . . . . . . .    2,125     2,187
  Other . . . . . . . . . . . . .    2,419     1,872
                                   --------  --------
  Total . . . . . . . . . . . . .  $10,859   $ 9,354
                                   ========  ========

INTEREST EXPENSE
  Electronic Services . . . . . .  $   366   $   192
  Metal Services. . . . . . . . .       26         0
  Other . . . . . . . . . . . . .       66       100
                                   --------  --------
  Total . . . . . . . . . . . . .  $   458   $   292
                                   ========  ========

6.  SHAREHOLDERS'  EQUITY

National Manufacturing Technologies has three existing common stock option plans under which an aggregate of 2,162,500 shares of National Manufacturing Technologies' common stock may be issued to officers, directors and employees of National Manufacturing Technologies and its subsidiaries through qualified incentive stock options or non-qualified stock options. National Manufacturing Technologies has a fourth plan, which expired in fiscal 1994 with no options still outstanding. Under the terms of the existing plans, incentive stock options are granted at an exercise price which is not less than the fair market value of National Manufacturing Technologies' common stock at the date of grant; non-qualified options are granted at not less than 85% of the fair value at the date of grant. Options are exercisable within the period and in the increments as determined by National Manufacturing Technologies' Board of Directors or Compensation Committee appointed by the Board of Directors.

At March 31, 2000, there were 509,957 additional shares available for grant under the Plans. The per share weighted-average fair value of stock options granted during 2000 and 1999 was $0.33 and $0.36, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2000 - expected dividend yield 0.0%, volatility of

                       PAGE F-16

106.8%,  risk-free interest rate of 6.0%, and an expected life of 10 years; 1999
- expected dividend yield 0.0%, volatility of 84.3%, risk-free interest rate of 6.0%, and an expected life of 7 years.

National Manufacturing Technologies applied APB Opinion No. 25 in accounting for its Plans and, accordingly, no employee compensation cost has been recognized for its stock options in the consolidated financial statements. During 2000, National Manufacturing Technologies recognized approximately $114,000 of compensation expense for options issued to non-employees. Had National Manufacturing Technologies determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, National Manufacturing Technologies' net loss would have been increased to the pro forma amounts indicated below:



                                 2000          1999
                             ------------  ------------
Net loss, as reported . . .  $(1,911,000)  $(4,376,000)
Pro forma net loss. . . . .  $(2,148,000)  $(4,524,000)
Loss per share, as reported  $     (0.19)  $     (0.49)
Pro forma loss per share. .  $     (0.22)  $     (0.50)



Pro  forma  net  loss  reflects  only  options  granted  in 1997 and thereafter.
Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of 2-3 years and compensation cost for options granted prior to April 1, 1996 is not considered.

Additional  information  with  respect  to  the options under the plans follows:




                                       SHARES    RANGE OF EXERCISE PRICE
                                     ----------  ------------------------
Options outstanding March 31, 1998.    778,333   $            0.18 - 0.47
 Options granted. . . . . . . . . .    502,496   $            0.31 - 1.03
 Options canceled . . . . . . . . .    (45,000)  $            0.38 - 0.75
                                     ----------  ------------------------
Options outstanding, March 31, 1999  1,235,829   $            0.18 - 1.03
                                     ----------  ------------------------
 Options granted. . . . . . . . . .  1,430,044   $            0.19 - 0.66
 Options canceled/expired . . . . .   (973,330)  $            0.18 - 0.81
 Options exercised. . . . . . . . .    (40,000)  $                   0.34
                                     ----------  ------------------------
Options outstanding, March 31, 2000  1,652,543   $            0.18 - 0.94
                                     ----------  ------------------------
Options exercisable, March 31, 2000    795,043   $            0.25 - 0.94
                                     ==========  ========================



In addition, National Manufacturing Technologies granted options for an additional 307,882 shares to two officers in 1999. These options, which were not covered under any of National Manufacturing Technologies' stock option plans, vested upon grant and carried an exercise price of $0.49. In the fiscal year ended March 31, 2000, one officer was granted a fully vested option to purchase 166,667 shares at an exercise price of $0.45. Prior to the cessation of their relationships with National Manufacturing Technologies, two now former directors were granted an extension to exercise stock option grants for 181,667 shares, with a range of exercise price of $0.38 to $0.69, two now former officers were granted an extension to exercise stock option grants for 476,667 shares, with a range of exercise price of $0.18 to $0.81, and six now former employees of the Photomatrix Imaging division were granted an extension to exercise stock option grants for 139,999 with a range of exercise price of $0.31 to $0.38. In 1993, National Manufacturing Technologies granted two options for 21,264 shares with an exercise price of $2.16 in connection with the Xscribe - Photomatrix merger. As of March 31, 2000, National Manufacturing Technologies has 2,946,688 options outstanding with a weighted average exercise price of $0.42 per share and a weighted average remaining contractual life of 6.8 years.

At the beginning of fiscal year 2000, National Manufacturing Technologies had 1,564,475 options outstanding with a weighted average exercise price of $0.48 per share. During the fiscal year ended March 31, 2000, National Manufacturing Technologies granted 2,395,043 options with a weighted average exercise price of $0.39 per share; 40,000 options were exercised with a weighted average exercise price of $0.34 per share; 50,000 options expired with a weighted average

                       PAGE F-17
exercise price of $0.40 per share, and 923,330 were cancelled with a weighted average exercise price of $0.45 per share.

In addition to the options described above, National Manufacturing Technologies had outstanding warrants and other options to acquire common shares as of March 31, 2000 as follows:





SHARES  EXERCISE PRICE   EXPIRATION
------  ---------------  -------------
75,000  $          0.44  April, 2002
87,500  $          0.75  April, 2001
50,000  $          0.40  January, 2005



National Manufacturing Technologies is authorized to issue 3,173,000 shares of its preferred stock. No preferred shares were outstanding as of March 31, 2000.

As discussed in Note 10, during the year ended March 31, 1999, National Manufacturing Technologies purchased approximately 117,000 shares of the its common stock on the open market on behalf of the National Manufacturing
Technologies, Inc Employee Stock Purchase Plan and recorded approximately $114,000 as a repurchase of common stock in fiscal year 1999. These shares were retired.

NASDAQ had advised National Manufacturing Technologies on November 10, 1998, that it was not in compliance with the minimum bid price requirement and that National Manufacturing Technologies was being afforded a ninety day grace period, until February 10, 1999, to remedy this deficiency or be de-listed from the NASDAQ SmallCap Stock Market. National Manufacturing Technologies was unable to comply with the bid price requirement within the grace period. At a formal hearing with NASDAQ on April 16, 1999, National Manufacturing Technologies requested an extension period, during which time it could comply with the minimum bid requirement. NASDAQ denied National Manufacturing
Technologies'  request  for  such  an  extension.  On  July  8,  1999,  National
Manufacturing Technologies received written notification from NASDAQ that its securities would be de-listed from the NASDAQ SmallCap Market effective the end of trading on July 8, 1999. Effective July 9, 1999, National Manufacturing Technologies began trading on the Over-the-Counter Bulletin Board under the symbol "PHRX". On September 23, 1999, the shareholder's approved a Company name change from Photomatrix, Inc., to National Manufacturing Technologies, Inc., and on October 1, 1999, National Manufacturing Technologies' trading symbol changed from "PHRX" to "NMFG".

7.  RELATED  PARTY  TRANSACTIONS

In connection with the acquisition of PMX, Photomatrix restructured outstanding indebtedness to members and affiliates of the Wyly family into non-negotiable seven-year term notes bearing interest at the rate of 8 percent per annum. The total principal amount of the notes payable to members of the Wyly family and their affiliates as of March 31, 2000 was $240,000. Interest and principal payments totaling $16,000 are due monthly.

During the year ended March 31, 2000 National Manufacturing Technologies recorded approximately $53,000 of goodwill related to earn out accruals from the July 1, 1998 acquisition of MGM Techrep, Inc., (a company previously owned by Patrick W. Moore, National Manufacturing Technologies' Chief Executive Officer, Chairman of the Board and major shareholder, William L. Grivas, a major shareholder, and James P. Hill, a Director and major shareholder) as compared to $112,000 in the year ended March 31, 1999. During the year ended March 31, 2000 National Manufacturing Technologies paid approximately $33,000 of these earn out accruals as compared to $65,000 during the year ended March 31, 1999. At March 31, 2000 National Manufacturing Technologies had approximately $6,000 in earn out payments due to MGM.

During the year ended March 31, 2000 National Manufacturing Technologies paid approximately $70,000 to Sullivan, Hill, Lewin, Rez, Engle and LaBazzo, ("SHLRE") a law firm in which James P. Hill, a director and major shareholder, is a partner, as compared to $139,000 during the year ended March 31, 1999. National Manufacturing Technologies also entered into an agreement with R. P. Hill and Lucy Hill, James P. Hill's parents, to pay them approximately $2,300 per month in exchange for them posting a letter of credit in the amount of

                       PAGE F-18

$275,000 which guarantees the capitalized lease payment on the 1958 Kellogg facility. The interest represents a rate of 10% per annum of the face value of the letter of credit. The letter of credit was posted to release a $275,000 deposit on February 01, 2000. The letter of credit terminates on June 30, 2003 and the final interest payment is due on July 2, 2003. In addition to interest payments a warrant to purchase 50,000 shares at $0.40 per share was granted to the Hills. The warrants expire January 31, 2005.

On July 20, 1999, National Manufacturing Technologies entered into an independent contracting agreement with William L. Grivas, Sr., a major shareholder, whereby Mr. Grivas would represent National Manufacturing
Technologies in connection with selling or bartering certain inventory and negotiating settlements of certain of National Manufacturing Technologies' liabilities, and the provision of other technical and support services. The agreement, expired on or before September 20, 1999 and required National Manufacturing to pay Mr. Grivas $2,884 per week. On October 1, 1999, National Manufacturing entered into a new independent contracting agreement with William
L. Grivas, Sr., a major shareholder, whereby Mr. Grivas would represent National Manufacturing Technologies in connection with selling or bartering certain inventory and negotiating settlements of certain of National Manufacturing Technologies' liabilities. The agreement, expires on September 30, 2002 and may be extended for twelve months. Under this and the prior consulting agreements, Mr. Grivas was paid $111,000 during the year ended March 31, 2000 and was granted a stock option for the purchase of 101,044 shares of National Manufacturing Technologies' common stock at an exercise price of $0.2969. National Manufacturing Technologies recognized non-cash expense of approximately $29,000 for this stock option grant. A balance of $13,000 was accrued and due to Mr. Grivas at March 31, 2000. The Board of Directors approved these agreements.

Grivas, Moore and Hill were each awarded a bonus by the Compensation Committee payable on March 31, 2000, for $50,000 cash or a stock option to purchase
150,000 shares of National Manufacturing Technologies' common stock at an exercise price of $0.2969, at the grantees election. Grivas, Moore and Hill elected the granting of a stock option. National Manufacturing Technologies recognized approximately $84,000 of goodwill for these stock option grants. This bonus was awarded for work Grivas, Moore and Hill did in connection with the precision machining and metal stamping acquisitions.

The former shareholders of I-PAC currently own interests in several entities with which I-PAC has done business. During the year ended March 31, 1999, National Manufacturing Technologies recorded a write-off of approximately $25,000 of inventory specifically manufactured for companies which are owned at least in part by or otherwise associated with the brother of William L. Grivas, who was the Chairman of National Manufacturing Technologies through January 18, 1999 and who is a major shareholder of National Manufacturing Technologies. In addition, National Manufacturing Technologies also recorded approximately $20,000 of additional allowance for doubtful accounts for uncollectible related party accounts receivable from such companies and from a company owned by Mr. Grivas, during the quarter ended December 31, 1998. The inventory and receivables were acquired by National Manufacturing Technologies as a result of its acquisition of I-PAC. National Manufacturing Technologies has therefore recorded the additional bad debt reserves and inventory write-off as an increase to goodwill related to the purchase of I-PAC.

During the year ended March 31, 1999, National Manufacturing Technologies paid approximately $127,000 to Evergreen Investments ("Evergreen"), a company owned by Mr. Grivas and Patrick W. Moore, the Chief Executive Officer and a major shareholder. $50,000 of this amount was intended to cover personal tax liabilities of the former I-PAC shareholders arising from pre-merger S Corp. allocations for calendar year 1997, pursuant to the Plan and Agreement of Merger and Reorganization between National Manufacturing Technologies and I-PAC, approximately $34,000 was for pre-merger management fees, and approximately $43,000 was for pre-acquisition commission payments due MGM under the acquisition agreement entered in July 1998. In addition, approximately $31,000 was paid to James P. Hill, a director and major shareholder, to cover personal tax liabilities of the former I-PAC shareholders arising from pre-merger S Corp allocations for calendar year 1997, pursuant to the Plan and Agreement of Merger and Reorganization between National Manufacturing Technologies and I-PAC. Approximately $27,000 was paid to MGM for earn-out payments due MGM under the acquisition agreement entered in July 1998. National Manufacturing Technologies also recorded sales of approximately $7,000 to MGS Interconnect, a company owned by Mr. Moore and Mr. Grivas during the current period. This amount has been fully reserved as uncollectible as of March 31, 1999. In addition, National Manufacturing Technologies paid approximately $139,000 to Sullivan, Hill, Lewin,

                       PAGE F-19

Rez and Engel ("SHLRE"), a law firm in which Mr. Hill, is a partner. At March 31, 1999, National Manufacturing Technologies had approximately $3,000 in earn-out payments due to MGM and approximately $7,000 due from MGS Interconnect. In addition, National Manufacturing Technologies owed SHLRE approximately $44,000 at March 31, 1999. The Audit Committee approved all items in excess of $10,000 disclosed in this paragraph.

As mentioned in Note 8 to the consolidated financial statements, certain shareholders of National Manufacturing Technologies have guaranteed approximately $2,023,000 of National Manufacturing Technologies' debt at March 31, 1999. This debt was retired in June 1999. Prior to the merger, I-PAC guaranteed approximately $113,000 of debt of the same shareholders. This guarantee continued after the merger, and remains in effect.

Claudia Fullerton, who is the wife of Patrick W. Moore, was employed by National Manufacturing Technologies as its Director of Administration at an annual salary of $54,000 from June 11, 1998 until April 30, 1999. Ms. Fullerton is receiving severance pay for the period from May 1, 1999 through August 29, 1999, under terms of a pre-merger employment agreement.

William L. Grivas, Jr., son of William L. Grivas Sr., was employed by National Manufacturing Technologies as a Program Manager at an annual salary of $30,000 from June 11, 1998 through August 20, 1999.

8.  CREDIT  FACILITY  AND  DEBT

On June 18, 1999, National Manufacturing Technologies entered into a $1,500,000 credit facility with its primary lender that included a $1,200,000 A/R line of credit and a $300,000 term loan. Under the terms of this agreement, total borrowings under the line of credit were limited to the lesser of $1,200,000 or 80% of eligible accounts receivable (as defined under the agreement). In December 1999, the A/R line was increased to $2,000,000, and two inventory lines for $650,000 were added to the existing line. Outstanding borrowings are collateralized by primarily all of National Manufacturing Technologies' assets. Total borrowings under the metal inventory line is limited to the lesser of $300,000 or 70% of the cost of eligible metal inventory (as defined under the agreement). Total borrowings under the electronics inventory is limited to the lesser of $350,000 or 35% of eligible electronics inventory (as defined under the agreement). The line of credit expires on June 30, 2001. The balance outstanding as of July 31, 2000 was $2,355,000 on the A/R line, $288,000 on the term loan, and $417,000 on the inventory lines. The line of credit accrues interest on outstanding borrowings at the bank's prime rate plus 4% per annum and carries a minimum monthly payment of $6,000.

In June 1999 National Manufacturing Technologies repaid a $2,100,000 credit facility with its primary bank that included a $1,500,000 line of credit and a $600,000 term loan. The line of credit accrued interest on outstanding borrowings at the bank's prime rate plus 1% per annum until March 1, 1999, after which interest accrued at the bank's prime rate plus 6% per annum. Under the terms of this agreement, total borrowings under the line of credit were limited to the lesser of $1,500,000 or 70% of eligible accounts receivable (as defined under the agreement). National Manufacturing Technologies had been required to
(1) maintain a minimum tangible net worth of $3,200,000 as of December 31, 1998, and $3,500,000 thereafter (2) maintain a ratio of total liabilities to tangible net worth of not greater than 2.75 to 1.0, and (3) maintain a minimum debt service coverage of no less than 1.25 to 1.0. Based on December 31, 1998 financial data, National Manufacturing Technologies was not in compliance with these covenants. The bank agreed to forebear from taking adverse action, subject to National Manufacturing Technologies fulfilling certain reporting and other conditions, including entering into discussions with alternative lenders to replace the bank's credit facilities. National Manufacturing Technologies paid all outstanding balances under this credit facility on June 21, 1999.

National Manufacturing Technologies has issued two notes in the aggregate amount of $2,023,000, which are collateralized by trust deeds on National Manufacturing Technologies' real property located in Carlsbad, California. The repayment of these notes was guaranteed by certain major shareholders of National Manufacturing Technologies and the Small Business Administration. These notes were payable in aggregate monthly installments of approximately $18,000, including interest ranging from 7.5% to 9.5%. In June, 1999, National Manufacturing Technologies retired this debt (Note 7).

                       PAGE F-20

Long-term  debt  includes  the  following:



                                       MARCH 31, 2000   MARCH 31, 1999
                                       ---------------  ---------------
8 % note, collateralized by equipment  $       350,000  $       350,000
8 % note, collateralized by equipment          490,000               --
Other equipment note. . . . . . . . .          255,000               --
Capitalized leases. . . . . . . . . .        2,977,000          773,000
Other notes . . . . . . . . . . . . .           38,000           44,000
                                       ---------------  ---------------
                                             4,110,000        1,167,000
Less current portion. . . . . . . . .          547,000          158,000
                                       ---------------  ---------------
Long-term portion . . . . . . . . . .  $     3,563,000  $     1,009,000
                                       ===============  ===============



In December 1998, NMT became obligated under a five-year note, payable to GIW, in the amount of $350,000, bearing interest at 8%. Future note payments may be made in a combination of National Manufacturing Technologies stock and cash at the election of the parties. In addition, NMT entered into a capital lease for the purchase of GIW equipment, with an option to purchase the equipment for $490,000 at the end of the one-year period. The first year rental payments under the equipment lease were satisfied with the issuance of 25,000 shares of National Manufacturing Technologies common stock valued at $2.00 per share. National Manufacturing Technologies agreed to price protect the shares issued to GIW shareholders at a price of $2.00 per share, at a point two years from the closing date, for these initial shares issued for the first year's payments on the note and the equipment lease. National Manufacturing Technologies exercised its option to purchase this equipment on December 1, 1999 and now is obligated, to GIW, under a four year note in the amount of $490,000 which bears interest at 8%. National Manufacturing Technologies has an equipment note due to its primary lender with a balance of $255,000 as of March 31, 2000. This note bears interest at the bank's prime rate plus 4% per annum. and matures on July 8, 2001.

On June 3, 1999, National Manufacturing Technologies entered into a sale-and-leaseback transaction of its Carlsbad facility for $2,925,000. Under the terms of the Purchase and Sale Agreement between Cabot Industrial Properties, L. P. ("Cabot") and National Manufacturing Technologies, Cabot acquired all buildings, building improvements and land located at 1958 Kellogg Avenue, Carlsbad, California. The proceeds from the sale were used to retire mortgage debt and pay down a portion of the outstanding balance under National Manufacturing Technologies' line of credit. In a separate lease agreement, National Manufacturing Technologies agreed to lease the Carlsbad facility under a fifteen-year capital lease with Cabot, starting out at a monthly rental of approximately $25,000. The sale resulted in a gain of approximately $240,000, which will be amortized to income over the 15-year life of the lease. Future minimum lease commitments of capitalized leases are as follows:





2001 . . . . . . . . . . .  $  442,000
2002 . . . . . . . . . . .     329,000
2003 . . . . . . . . . . .     328,000
2004 . . . . . . . . . . .     338,000
2005 . . . . . . . . . . .     348,000
Thereafter . . . . . . . .   3,718,000
                             ---------
                             5,503,000
Less interest. . . . . . .   2,526,000
                             ---------
Net minimum lease payments  $2,977,000
                            ==========

                       PAGE F-21

National Manufacturing Technologies also has certain equipment notes in the aggregate amount of $38,000 with interest rates varying between 8% and 26.6% with final payments due between 2000 and 2002. These notes are collateralized by equipment, calling for minimum monthly payments aggregating approximately $13,000 per month.

The aggregate maturities for long-term debt of continuing operations including capital leases at March 31, 2000 are summarized as follows:



YEAR ENDING MARCH 31,
---------------------
2001. . . . . . . . .  $  547,000
2002. . . . . . . . .     452,000
2003. . . . . . . . .     279,000
2004. . . . . . . . .     247,000
2005. . . . . . . . .     117,000
Thereafter. . . . . .   2,468,000
                       ----------
Total . . . . . . . .  $4,110,000
                       ==========



National Manufacturing Technologies is also obligated under a series of notes payable totaling $240,000 as of March 31, 2000. These notes, which are included in net assets of discontinued operations, bear interest at a rate of 8% per annum and mature in April 2000. Interest and principal payments totaling $16,000 are due monthly. Since October 1998, National Manufacturing Technologies made two payments on these notes in July 1999 and August 1999. During the year ended March 31, 1999, National Manufacturing Technologies recorded the cancellation of a $227,000 long-term liability due a lender/customer. This long-term liability was previously assumed by National Manufacturing Technologies in connection with the acquisition of I-PAC. Under terms of the agreement, the liability was only to be repaid if sales were to be made to the lender prior to September 5, 1998 at a rate of 40% of the non-material component of any such sales. As of September 5, 1998, the $227,000 liability expired and all underlying security interest was released under terms of the agreement. National Manufacturing Technologies has recorded the expiration of the note as a reduction to goodwill related to the purchase of I-PAC.

9.  INCOME  TAXES

The  components  of  loss  before  income  taxes  are  as  follows:



                                        2000          1999
                                 ------------  ------------
LOSS BEFORE INCOME TAXES
U.S. continuing operations. . .  $(2,644,000)  $(2,694,000)
U.S. discontinued operations. .      369,000    (1,696,000)
Foreign discontinued operations      364,000        14,000
                                 ------------  ------------
                                 $(1,911,000)  $(4,376,000)
                                 ============  ============



RECONCILIATION  STATUTORY  TO  EFFECTIVE  RATES

A reconciliation from the federal income tax provision computed at the statutory rate to the actual provision for taxes on loss from continuing operations for fiscal year 2000 and 1999 is as follows:



                                                2000         1999
                                             ----------  ------------
Tax at statutory federal tax rate . . . . .  $(900,000)  $(1,521,000)
State income taxes (net of federal benefit)     10,000         9,000
Federal impact on continuing operations
    from change in valuation allowance. . .    890,000     1,512,000
                                             ----------  ------------
                                             $      --   $        --
                                             ==========  ============

                       PAGE F-22

DEFERRED  TAX  ASSETS/LIABILITIES

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of the deferred income tax assets and deferred income tax liabilities as of March 31, 2000 are as follows:



                                                             2000
                                                         ------------
Deferred tax assets:
 Tax operating loss carryforward. . . . . . . . . . . .  $ 7,431,000
 Inventory and other reserves . . . . . . . . . . . . .      145,000
 Capital lease obligation . . . . . . . . . . . . . . .      976,000
                                                         ------------
                                                           8,552,000
 Less valuation allowance . . . . . . . . . . . . . . .   (6,949,000)
                                                         ------------
                                                         $ 1,603,000
                                                         ------------
Deferred tax liabilities:
 Book basis of intangible assets greater than tax basis  $  (160,000)
 Book basis of fixed assets greater than tax basis. . .   (1,443,000)
                                                         ------------
                                                         $(1,603,000)
Net deferred tax asset. . . . . . . . . . . . . . . . .  $         -
                                                         ============


National Manufacturing Technologies has recorded net tax assets in an amount approximately equal to net tax liabilities because management believes that these items will offset in future periods, considering statutory carryforward periods and limitations. Management believes that sufficient uncertainty exists regarding the realizability of the deferred tax asset items and that a valuation allowance, equal to the net deferred tax asset amount, is required.

As of March 31, 2000, National Manufacturing Technologies has available for federal income tax purposes a net operating loss ("NOL") carryforward of approximately $21,800,000 which can offset future consolidated taxable income and which began to expire in fiscal year 2000. The utilization of this NOL may be subject to an annual limitation under Section 382 of the Internal Revenue Code.

10.  EMPLOYEE  BENEFIT  PLANS

National Manufacturing Technologies maintains defined contribution savings and investment plans for the benefit of all full-time employees. National Manufacturing Technologies' expense related to the plans was $14,400 and $55,000 in 2000 and 1999, respectively. National Manufacturing Technologies has no significant post-employment or post-retirement obligations.

On June 5, 1998, the Board of Directors authorized the National Manufacturing Technologies Employee Stock Purchase Plan (the "Purchase Plan") and authorized the purchase of up to $250,000 of National Manufacturing Technologies common stock for the Purchase Plan on the open market. The purpose of the Purchase Plan is to serve as an incentive to and to encourage stock ownership by eligible employees of National Manufacturing Technologies so that they may acquire or increase their proprietary interest in the success of National Manufacturing Technologies and to encourage them to remain in the service of National Manufacturing Technologies.

All full-time employees of National Manufacturing Technologies who have been in the continuous employment of National Manufacturing Technologies for more than nine months are eligible to participate in the Purchase Plan, provided that no employee may be granted the right to purchase stock under the Purchase Plan if, immediately after the right to purchase such stock is granted, such employee owns stock representing 5% or more of the total combined voting power or value of all classes of National Manufacturing Technologies' stock. The option price will be determined by National Manufacturing Technologies, provided that it will be at least 85% of the fair value of National Manufacturing Technologies' common stock on the date the option is granted. Each participating employee may elect

                       PAGE F-23
to contribute to the Purchase Plan up to the lesser of $8,000 or 10% of his or her base compensation during each calendar year.

A total of 750,000 shares of stock are available for purchase under the Purchase Plan, subject to adjustment for various changes in the capitalization of National Manufacturing Technologies. As of March 31, 2000, there were no shares issued for the Purchase Plan. National Manufacturing Technologies has recorded approximately $114,000 as a repurchase of common stock in fiscal year 1999.

11.  COMMITMENTS  AND  CONTINGENCIES

OPERATING  LEASES
-----------------

National Manufacturing Technologies' operations in Oceanside, CA and Tijuana, Mexico are conducted in facilities that are occupied under operating leases. The leases require payment of taxes, maintenance expenses and insurance. Rental expense for continuing operations (net of rental income under sublease of $65,000 and $17,000 in 2000 and 1999, respectively) incurred under operating leases (including leases which have expired) was $575,000 and $157,000, in fiscal year 2000 and 1999, respectively.

Future  minimum  lease  commitments  as  of  March  31,  2000,  are  as follows:


2001. . . .    724,000
2002. . . .    721,000
2003. . . .    720,000
2004. . . .    700,000
2005. . . .    691,000
Thereafter.  6,946,000
             ---------
            10,502,000
           ===========




In June 1998, National Manufacturing Technologies moved its corporate headquarters in Carlsbad, assigned the lease of its former principal operating facility, and provided the lessor with a guarantee of the lease through its expiration in September 2002.

Legal  Proceedings
------------------

National Manufacturing Technologies and its subsidiaries are, from time to time, involved in legal proceedings, claims and litigation arising in the ordinary course of business. While amounts may be substantial, the ultimate liability cannot presently be determined because of uncertainties that exist. Therefore, it is possible the outcome of such legal proceedings, claims and litigation could have a material effect on the quarterly or annual operating results or cash flows when resolved in a future period. However, based on facts currently available, management believes such matters will not have a material adverse effect on National Manufacturing Technologies' consolidated financial position, results of operations or cash flows.

National Manufacturing Technologies has indemnified Stenograph Corporation in connection with a product liability case pending in the Nineteenth Judicial District, East Baton Rouge Parish, in which Stenograph is a defendant (Brown v. Stenograph et al). National Manufacturing Technologies has tendered this claim to its insurance carrier, St. Paul Fire ("St. Paul"). St. Paul has assumed National Manufacturing Technologies' defense. The insurance carriers have prevailed in all similar judgments rendered to date. It may take several years before this litigation is ultimately resolved. National Manufacturing
Technologies believes that this remaining case is without merit and further believes that if any liability results from these claims, the liability (excluding punitive damages, if any) will be covered by its insurance policies.

                       PAGE F-24

EMPLOYMENT  AGREEMENTS
----------------------

National Manufacturing Technologies' Chief Executive Officer ("CEO") is employed under an employment agreement that expires on September 30, 2004. National Manufacturing Technologies' former President was employed under an employment agreement, which expired on July 31, 1999. The former President resigned as an officer on June 21, 1999 and his employment terminated on July 31, 1999. The CFO's employment terminated on September 30, 1999. If the CEO's employment is terminated by National Manufacturing Technologies without cause prior to the end of his term, then he will be entitled to receive his base salary, stock option vesting and health insurance benefits for the remainder of the term.

OFFICERS  SEVERANCE  POLICY
---------------------------

In 1988, National Manufacturing Technologies' Board of Directors adopted an Officers Severance Policy that was modified in November 1990, February 1997 and in April 1999. Under the policy, the former President began receiving twelve weeks' compensation beginning August 1, 1999 and the former CFO began receiving eight weeks compensation beginning October 1, 1999. In addition, the CEO is to receive twenty-nine weeks' compensation upon termination of employment by National Manufacturing Technologies, in addition to amounts due him under his employment contract.

DIVIDEND  RESTRICTION
---------------------

Pursuant to state laws, National Manufacturing Technologies may be restricted from paying dividends to its stockholders as a result of its accumulated deficit as of March 31, 2000.

12.  CORPORATE  NAME  CHANGE

On September 23, 1999 National Manufacturing Technologies' shareholders approved a change in the name of National Manufacturing Technologies from Photomatrix, Inc. to National Manufacturing Technologies, Inc. ("NMT"). National Manufacturing Technologies changed its name to National Manufacturing Technologies, Inc. to better reflect National Manufacturing Technologies' currently diverse vertically integrated contract manufacturing business operations. National Manufacturing Technologies closed its sale of product rights and related assets of its scanner division to Scan-Optics on June 21, 1999. During this past year, National Manufacturing Technologies has continued to accomplish its strategy of vertically integrating complementary manufacturing services to OEM customers, as demonstrated by its recent acquisitions of National Metal Technologies, Inc. and I-PAC Precision Machining, Inc. Also, National Manufacturing Technologies believes that the word "manufacturing" is more expressive of its basic core competency, namely the creation of value-added manufactured goods.

13.  FOURTH  QUARTER  ADJUSTMENTS

In the fourth quarter of fiscal year 2000, an adjustment was made to the accounting treatment on the lease on the building at 1958 Kellogg Avenue, Carlsbad, CA (see Note 8). The lease had been treated as an operating lease since its inception, June 1999. Upon review of the transaction in the course of the preparation of the included financial statements for fiscal year 2000, it was determined that the lease should be treated as a capitalized lease for accounting purposes. This resulted in recording a $2,925,000 capital lease and associated capital lease obligations.

                       PAGE F-25

14.  SUBSEQUENT  EVENTS

In July 2000, National Manufacturing Technologies began negotiating the re-scheduling of the next four quarterly payments due under five and four year notes payable to GIW, as well as modification to the royalty payment for the next two semi-annual royalty periods. GIW agreed that if the next note payments due in October were accelerated to August 2000, the following three quarterly payments would be re-scheduled to the end of the current payment schedule and will accrue 8% interest from the original payment date to the new re-scheduled payment date. In addition, the next royalty payment due December 30, 2000, would be payable in stock in accordance with the original terms of the agreement and the payment due June 30, 2001 could be payable in cash or stock at National Manufacturing Technologies' election. Royalty payments thereafter will return to be paid in cash only, in accordance with the amendment to the agreement reached in March 2000. GIW also agreed to take a subordinate position on the equipment acquired at the time of the original transaction with GIW and in return National Manufacturing Technologies granted GIW a Warrant to purchase 50,000 shares of common stock at an exercise price of $1.4375 or at a price to be adjusted at exercise if the stock price is not $2.00 at July 6, 2002.

Subsequent to the end of fiscal year 2000, current and former employees exercised stock options to purchase a total of 244,164 shares of National Manufacturing Technologies' common stock. These exercises in the first quarter of fiscal year 2001, provided $86,584 in cash to National Manufacturing Technologies.

                       PAGE F-26

           NATIONAL MANUFACTURING TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS





                                                         JUNE 30, 2000
ASSETS                                                    (UNAUDITED)     MARCH 31, 2000
                                                        ---------------  ----------------
Current assets:
   Cash. . . . . . . . . . . . . . . . . . . . . . . .  $      105,000   $       101,000
  Accounts receivable, net of allowance
       of $503,000 and $584,000. . . . . . . . . . . .       3,602,000         2,450,000
  Inventories. . . . . . . . . . . . . . . . . . . . .       1,735,000         1,254,000
  Prepaid expenses and other . . . . . . . . . . . . .          58,000            31,000
                                                        ---------------  ----------------
       Total current assets. . . . . . . . . . . . . .       5,500,000         3,836,000

Property and equipment, net. . . . . . . . . . . . . .       4,542,000         4,638,000
Goodwill, net. . . . . . . . . . . . . . . . . . . . .       2,637,000         2,373,000
Other assets . . . . . . . . . . . . . . . . . . . . .          13,000            12,000
                                                        ---------------  ----------------

Total assets . . . . . . . . . . . . . . . . . . . . .  $   12,692,000   $    10,859,000
                                                        ===============  ================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable. . . . . . . . . . . . . . . . . .  $    2,337,000   $     1,624,000
   Accrued liabilities . . . . . . . . . . . . . . . .       1,559,000         1,441,000
   Credit facility . . . . . . . . . . . . . . . . . .       2,842,000         2,368,000
   Net liabilities of discontinued operations. . . . .         398,000           911,000
   Current maturities of long-term debt. . . . . . . .         505,000           547,000
                                                        ---------------  ----------------
       Total current liabilities . . . . . . . . . . .       7,641,000         6,891,000

Other long-term liabilities. . . . . . . . . . . . . .         647,000           557,000
Long-term debt . . . . . . . . . . . . . . . . . . . .       3,498,000         3,563,000
                                                        ---------------  ----------------

Total liabilities. . . . . . . . . . . . . . . . . . .      11,786,000        11,011,000
                                                        ---------------  ----------------

Shareholders' equity:
   Preferred Stock, no par value; 3,173,000 shares
        Authorized, no shares issued and outstanding .              --                --
   Common stock, no par value; 30 million shares
       Authorized and 10,540,000 and 10,114,000 shares
       issued and outstanding respectively . . . . . .      21,801,000        21,449,000
   Additional paid-in capital. . . . . . . . . . . . .         174,000           166,000
   Accumulated deficit . . . . . . . . . . . . . . . .     (21,069,000)      (21,767,000)
                                                        ---------------  ----------------
       Total shareholders' equity. . . . . . . . . . .         906,000          (152,000)
                                                        ---------------  ----------------

                                                        $   12,692,000   $    10,859,000
                                                        ===============  ================



     The accompanying notes are an integral part of these consolidated financial statements.

                       PAGE F-27

           NATIONAL MANUFACTURING TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                 THREE MONTHS ENDED JUNE 30

                                                      2000         1999
                                                  ------------  -----------

Revenues . . . . . . . . . . . . . . . . . . . .  $ 5,014,000   $1,753,000
Cost of revenues . . . . . . . . . . . . . . . .    3,376,000    1,158,000
                                                  ------------  -----------

Gross profit
                                                    1,638,000      595,000
   Selling, general and administrative expenses.    1,343,000    1,446,000
                                                  ------------  -----------

Operating income/(loss). . . . . . . . . . . . .      295,000     (851,000)
                                                  ------------  -----------


Other expense, net . . . . . . . . . . . . . . .      (72,000)     (77,000)
                                                  ------------  -----------
Income/(loss) from continuing operations before
   income taxes. . . . . . . . . . . . . . . . .      223,000     (928,000)
Provision for income taxes . . . . . . . . . . .           --           --
                                                  ------------  -----------
Income/(loss) from continuing operations . . . .      223,000     (928,000)

Income from discontinued operations. . . . . . .      475,000      391,000
                                                  ------------  -----------

Net income/(loss). . . . . . . . . . . . . . . .  $   698,000   $ (537,000)
                                                  ============  ===========



Basic net income/(loss) per share:
   Continuing operations . . . . . . . . . . . .  $      0.02   $    (0.09)
   Discontinued operations . . . . . . . . . . .  $      0.05   $     0.04
                                                  ------------  -----------
   Net income/(loss) . . . . . . . . . . . . . .  $      0.07   $    (0.05)
                                                  ============  ===========

Basic weighted average number of common shares
                                                  ============  ===========
  outstanding. . . . . . . . . . . . . . . . . .   10,234,000    9,914,000
                                                  ============  ===========

Diluted net income/(loss) per share:
   Continuing operations . . . . . . . . . . . .  $      0.02   $    (0.09)
   Discontinued operations . . . . . . . . . . .  $      0.04   $     0.04
                                                  ------------  -----------
   Net income/(loss) . . . . . . . . . . . . . .  $      0.06   $    (0.05)
                                                  ============  ===========

Diluted weighted average number of common
                                                  ============  ===========
   shares outstanding. . . . . . . . . . . . . .   12,089,000    9,914,000
                                                  ============  ===========






    The accompanying notes are an integral part of these consolidated financial statements

                       PAGE F-28

           NATIONAL MANUFACTURING TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)




                                       THREE MONTHS ENDED JUNE 30


                                                                      2000          1999
                                                                  ------------  ------------
Cash flows from operating activities:
Net income/(loss): . . . . . . . . . . . . . . . . . . . . . . .  $   698,000   $  (537,000)
Net income from discontinued operations. . . . . . . . . . . . .      475,000       391,000
                                                                  ------------  ------------
Net income/(loss) from continuing operations . . . . . . . . . .      223,000      (928,000)
   Adjustments:
      Depreciation and amortization. . . . . . . . . . . . . . .      125,000        14,000
      Amortization of goodwill . . . . . . . . . . . . . . . . .       51,000        19,000
      Provision for doubtful accounts. . . . . . . . . . . . . .      (81,000)      (35,000)
      Provision for inventory. . . . . . . . . . . . . . . . . .           --         8,000
      Options issued for compensation. . . . . . . . . . . . . .        7,000            --

      Changes in assets and liabilities, net of assets acquired:
         Accounts receivable . . . . . . . . . . . . . . . . . .   (1,071,000)      626,000
         Inventories . . . . . . . . . . . . . . . . . . . . . .     (481,000)      (98,000)
         Prepaid expenses and current assets . . . . . . . . . .      (27,000)      (53,000)
         Other assets. . . . . . . . . . . . . . . . . . . . . .           --        50,000
         Accounts payable. . . . . . . . . . . . . . . . . . . .      713,000      (467,000)
         Accrued liabilities . . . . . . . . . . . . . . . . . .      118,000        65,000
         Other long-term liabilities . . . . . . . . . . . . . .       90,000            --
                                                                  ------------  ------------
    Cash used in continuing operations . . . . . . . . . . . . .     (333,000)     (799,000)
    Cash provided by (used in) discontinued operations . . . . .      (38,000)    2,493,000
                                                                  ------------  ------------
Cash provided by (used in) operations. . . . . . . . . . . . . .     (371,000)    1,694,000
                                                                  ------------  ------------

Cash flows from investing activities:
    (Acquisition) disposal of property and equipment . . . . . .      (30,000)       22,000
    Costs of acquisitions. . . . . . . . . . . . . . . . . . . .      (50,000)      (76,000)
                                                                  ------------  ------------
Cash used in investing activities. . . . . . . . . . . . . . . .      (80,000)      (54,000)
                                                                  ------------  ------------

Cash flows from financing activities:
Borrowings (payments) under credit facility and long-term debt .      368,000    (1,820,000)
Cash received for the issuance of stock. . . . . . . . . . . . .       87,000            --
Proceeds from sale of land and building. . . . . . . . . . . . .           --       651,000
                                                                  ------------  ------------
Cash provided by (used in) financing activities. . . . . . . . .      455,000    (1,169,000)
                                                                  ------------  ------------


Increase  in cash. . . . . . . . . . . . . . . . . . . . . . . .  $     4,000   $   471,000
Cash at beginning of period. . . . . . . . . . . . . . . . . . .      101,000        42,000
                                                                  ------------  ------------
Cash at end of period. . . . . . . . . . . . . . . . . . . . . .  $   105,000   $   513,000
                                                                  ============  ============


Supplemental disclosure of non-cash investing and financing
activities:
  Cash paid for acquisition. . . . . . . . . . . . . . . . . . .  $   265,000            --
  Common stock issued. . . . . . . . . . . . . . . . . . . . . .  $   265,000            --




    The accompanying notes are an integral part of these consolidated financial statements.

                       PAGE F-29

           NATIONAL MANUFACTURING TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   AS OF JUNE 30, 2000 AND MARCH 31, 2000 AND
                FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999
                                   (UNAUDITED)


     1.     GENERAL

     Basis  of  Presentation
     -----------------------

The accompanying unaudited consolidated financial statements reflect the accounts of National Manufacturing Technologies, Inc. (formerly Photomatrix, Inc.; the "Company"), together with its subsidiaries. National Manufacturing Technologies is a value-added manufacturing company, specializing in the manufacture of enclosed electronic systems and their various component assemblies. On June 5, 1998, National Manufacturing Technologies acquired I-PAC Manufacturing, Inc. ("I-PAC"). On July 1, 1998, National Manufacturing Technologies acquired the assets and business of MGM Techrep, Inc., and formed PHRX Rep Co. On November 27, 1998, National Manufacturing Technologies acquired certain assets and the business operations of Amcraft and incorporated the operations as I-PAC Precision Machining, Inc. On December 18, 1998, National Manufacturing Technologies acquired certain assets and the business operations of Greene International West, Inc. and incorporated the operations as National Metal Technologies, Inc. ("NMT"). All acquisitions were treated as purchases for accounting and financial reporting purposes. These companies comprise the manufacturing group. Under the purchase method of accounting, the results of operations of the acquired companies are combined with those of National Manufacturing Technologies from the date of acquisition. In addition, on June 21, 1999, National Manufacturing Technologies sold product rights and certain assets of its document scanner operations to Scan-Optics, Inc. Accordingly, operational results of the scanner operations have been reclassified as discontinued operations for the respective periods presented herein. The balance sheets of the scanner operations have similarly been reclassified as net assets (liabilities) of discontinued operations. All significant intercompany transactions and balances have been eliminated.

Certain information and disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although National Manufacturing Technologies believes that the disclosures made are adequate to prevent the information from being misleading. These unaudited consolidated financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present National Manufacturing Technologies' results of operations and financial position as of the dates and for the periods presented. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in National Manufacturing Technologies' Report on Form 10-KSB filed with the Securities and Exchange Commission for the year ended March 31, 2000. The results for the interim periods presented are not necessarily indicative of results to be expected for a full year.

National Manufacturing Technologies' accompanying financial statements have been prepared assuming National Manufacturing Technologies will continue as a going concern. As discussed in National Manufacturing Technologies' Form 10-KSB, for the year ended March 31, 2000, National Manufacturing Technologies has experienced recurring losses in prior years and has a working capital deficiency on its balance sheet. National Manufacturing Technologies believes that the quarter ended June 30, 2000 is indicative of operating results that are required to continue as a going concern. For the quarter ended June 30, 2000, National Manufacturing Technologies reported income from continuing operations of $223,000 as compared to a net loss of $928,000 from continuing operations. In addition, National Manufacturing Technologies' balance sheet as of June 30, 2000 reflects positive shareholder's equity of $906,000 as compared to a shareholder's deficit as of March 31, 2000 of $152,000.

                       PAGE F-30

2.     CREDIT  FACILITY

On June 18, 1999, National Manufacturing Technologies entered into a $1,500,000 credit facility with its primary lender that included a $1,200,000 A/R line of credit and a $300,000 term loan. Under the terms of this agreement, total borrowings under the line of credit were limited to the lesser of $1,200,000 or 80% of eligible accounts receivable (as defined under the agreement). In December 1999, the A/R line was increased to $2,000,000, and two inventory lines for $650,000 were added to the existing line. In June 2000, the A/R line was increased to $3,000,0000. Outstanding borrowings are collateralized by primarily all of National Manufacturing Technologies' assets. Total borrowings under the metal inventory line is limited to the lesser of $300,000 or 70% of the cost of eligible metal inventory (as defined under the agreement). Total borrowings under the electronics inventory is limited to the lesser of $350,000 or 35% of eligible electronics inventory (as defined under the agreement). The line of credit expires on June 30, 2001. The balance outstanding as of August 11, 2000 was $2,408,000 on the A/R line, $288,000 on the term loan, and $420,000 on the inventory lines. The line of credit accrues interest on outstanding borrowings at the bank's prime rate plus 4% per annum.

On July 6, 2000, in conjunction with the A/R line increase in June 2000, National Manufacturing Technologies issued a Warrant to purchase common stock to its primary lender. The Warrant allows the holder to purchase 200,000 shares of National Manufacturing Technologies' common stock at a price of $1.43 per shares; the Warrant expires on June 18, 2001.

In June 1999 National Manufacturing Technologies repaid a $2,100,000 credit facility with its primary bank that included a $1,500,000 line of credit and a $600,000 term loan. The line of credit accrued interest on outstanding borrowings at the bank's prime rate plus 1% per annum until March 1, 1999, after which interest accrued at the bank's prime rate plus 6% per annum. Under the terms of this agreement, total borrowings under the line of credit were limited to the lesser of $1,500,000 or 70% of eligible accounts receivable (as defined under the agreement). National Manufacturing Technologies paid all outstanding balances under this credit facility on June 21, 1999.


3.     SEGMENT  INFORMATION

National Manufacturing Technologies' operations are classified into two reportable business segments: Electronic Manufacturing Services and Metal Manufacturing Services. Electronic Services manufactures and sells electronic products, including electronic enclosed systems, utilized in technology intensive products and business environments. This segment is primarily comprised of I-PAC. Metal Services manufactures and sells stamped and machined metal products and services, including phosphate and heat treat services, utilized in military, government and commercial weaponry products. This segment is comprised of NMT and Precision Machining.

In evaluating financial performance, management focuses on operating income as a measure of profit or loss. Operating income is before interest expense, interest income and income tax expense. Other includes corporate expenses, charges that do not relate to current operations, divested operations and inter-company eliminations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The following table summarizes financial information by business segment from continuing operations.

                       PAGE F-31



                             THREE MONTHS ENDED     THREE MONTHS ENDED
                            ------------------      ------------------

                                   JUNE 30, 2000       JUNE 30, 1999
                                  ---------------     ---------------
(000's  omitted)
REVENUE:
  Electronic Services. . . . . .  $        3,526      $          885
  Metal Services . . . . . . . .           1,488                 842
  Other. . . . . . . . . . . . .               -                  26
                                  ---------------     ---------------
  Total. . . . . . . . . . . . .  $        5,014      $        1,753
                                  ===============     ===============

SEGMENT OPERATING PROFIT (LOSS):
  Electronic Services. . . . . .  $          550      $         (334)
  Metal Services . . . . . . . .            (190)               (517)
  Other. . . . . . . . . . . . .             (65)                 --
                                  ---------------     ---------------
  Total. . . . . . . . . . . . .  $          295      $         (851)
                                  ===============     ===============


4.     COMPREHENSIVE  INCOME

As of April 1, 1998, National Manufacturing Technologies adopted SFAS No. 130 "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. SFAS No. 130 requires the cumulative translation adjustment to be included as a component of comprehensive income (loss) in addition to net income (loss) for the period. National Manufacturing Technologies had no components of comprehensive income during the periods presented.


5.     INCOME  TAXES

National Manufacturing Technologies' effective tax rate differs from the statutory tax rate due to valuation allowances on deferred tax assets.


6.     BASIC  AND  DILUTED  LOSS  PER  SHARE

In December 1997, National Manufacturing Technologies adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 supersedes APB No. 15 and replaces "primary" and "fully diluted" earnings per share ("EPS") under Accounting Principles Board ("APB") Opinion No. 15 with "basic" and "diluted" EPS. Unlike primary EPS, basic EPS excludes the dilutive effects of options, warrants and other convertible securities. The weighted average number of common shares outstanding used in computing basic EPS was 10,234,000 and 9,914,000, in the first quarters of fiscal years 2000 and 1999, respectively. Diluted EPS reflects the potential dilution of securities that could share in the earnings of National Manufacturing Technologies, similar to fully diluted EPS. Incremental shares from assumed conversions of options and warrants representing approximately 1,736,000 shares were used in computations of diluted earnings per share for the three months ended June 30, 2000. For the three month period ended June 30, 2000, outstanding options and warrants for the purchase of approximately 103,000 shares were not used in computations of diluted earnings per share because they were priced above the average market value for the three month period ending June 30, 2000. For the three months ended June 30, 1999, options and warrants to purchase approximately 1,607,000 shares were not used in computations of diluted earnings per share because their effect was anti-dilutive.

                       PAGE F-32

7.     DISCONTINUED  OPERATIONS

Photomatrix  Imaging,  Inc.  and  Photomatrix,  Ltd.
----------------------------------------------------
On March 2, 1999, National Manufacturing Technologies approved a plan to sell certain product rights, assets and liabilities of Photomatrix Imaging, Inc. ("Imaging") and its wholly-owned subsidiary, Photomatrix, Ltd. ("Ltd."). On June 21, 1999, National Manufacturing Technologies completed the transaction whereby it sold product rights and certain assets of its document scanner operations to Scan-Optics, Inc of Manchester, Connecticut ("Scan-Optics"). Under the terms of the agreement, Scan-Optics paid National Manufacturing Technologies approximately $2,100,000 in cash to acquire all receivables, inventory and certain equipment. Scan-Optics also assumed nearly $2 million of current and future liabilities of Imaging and Ltd. Scan-Optics also assumed lease commitments associated with National Manufacturing Technologies' engineering facilities located in Chandler, Arizona, as well as its facilities in Great Britain. In addition, Scan-Optics agreed to pay certain royalties, not to exceed $250,000 over a three-year period, and also entered into a Transition Agreement and a five year Manufacturing Agreement, under which Imaging will continue to manufacture document scanner parts for Scan-Optics. Proceeds from this sale were used to reduce short-term debt and provide working capital to
National  Manufacturing  Technologies.   The  purchase  price  was  subject  to
adjustment based upon certain additional due diligence to be completed by Scan-Optics within ninety days. There was no subsequent adjustment.

Current and prior period balances have been reclassified to present Imaging and Ltd., as a discontinued operation.

Lexia  Systems,  Inc.
---------------------

During fiscal 1997, National Manufacturing Technologies sold its court reporting business (Xscribe Legal Systems, Inc.) and discontinued Lexia Systems, Inc. Of the total liabilities related to Lexia Systems, Inc. $457,000 is related to accounts payable and unpaid rent claims to International Computers Limited, Inc. ("ICL"). Current year income from discontinued operations included $457,000 for the write-off of accounts payable and unpaid rent claims of ICL which had been carried on Lexia's books. Lexia had disputed these liabilities with respect to ICL in light of its own offsetting claims and defenses. The legal statute of limitations on these ICL claims expired in the quarter ended June 30, 2000.


8.     ACQUISITION  OF  I-PAC  MANUFACTURING,  INC.

On March 16, 1998, National Manufacturing Technologies entered into an Agreement and Plan of Merger and Reorganization with I-PAC Manufacturing, Inc. The Agreement was approved by the shareholders of National Manufacturing Technologies on June 5, 1998, and the transaction closed on June 11, 1998. As a result of the Merger, the 8,500 outstanding shares of I-PAC common stock were exchanged for 4,848,000 shares of National Manufacturing Technologies' Common Stock and possibly additional 4,652,000 shares of National Manufacturing Technologies' common stock in the event that I-PAC achieves certain performance milestones during a twelve month period commencing on July 1,1998 or outstanding options to purchase National Manufacturing Technologies' common stock are exercised.

If any performance milestones are met, the issuance of additional shares awarded to I-PAC shareholders under the earn-out formula and/or in connection with the exercise of National Manufacturing Technologies' outstanding options and warrants will be treated as additional costs of the acquired enterprise and amortized accordingly over the benefit period. On December 30, 1999, Roy Gayhart former Chief Financial Officer of National Manufacturing Technologies, Inc., exercised a stock option grant for the purchase of 40,000 shares of National Manufacturing Technologies' common stock. Per the terms of the Merger this stock option exercise triggered the issuance of additional 40,000 shares to the I-PAC Shareholders (the I-PAC Shareholders are Patrick W. Moore, National Manufacturing Technologies' Chief Executive Officer, Chairman of the Board and major shareholder, William L. Grivas, a major shareholder, James P. Hill, a director and major shareholder and Michael Moore, a director), allocated among them in proportion to their ownership of I-PAC shares as of the closing date of the Merger. This issuance was ratified by the Board of Directors Compensation Committee on January 7, 2000. During the quarter ended June 30, 2000, 181,664 shares were issued to the former I-PAC shareholders in relation to the exercise

                       PAGE F-33
of pre-merger stock options. As of August 1, 2000, a total of 488,321 shares have been issued to the former I-PAC shareholders in relation to the exercise of pre-merger stock options and 254,416 pre-merger options and warrants remain outstanding which, if exercised, would result in additional issuances of shares to the former I-PAC shareholders. The Merger was accounted for as a purchase of I-PAC by National Manufacturing Technologies for accounting and financial reporting purposes. Under the purchase method of accounting, upon closing of the Merger, I-PAC's results of operations were combined with those of National Manufacturing Technologies, and I-PAC's assets and liabilities were recorded on National Manufacturing Technologies' books at their respective fair values. The purchase price, amounting to $2,191,000, was comprised of the value of the stock plus acquisition costs and was allocated among the assets acquired and the liabilities assumed. The issuance of additional shares awarded to I-PAC shareholders under the earn-out formula and/or in connection with the exercise of National Manufacturing Technologies' outstanding options and warrants are treated in accordance with APB 16, in that any additional shares are treated as additional costs of the acquired enterprise and amortized accordingly over the benefit period. The $2,200,000 excess of the purchase price over the fair value of I-PAC's net assets is amortized over a twenty year period. As of August 1, 2000, National Manufacturing Technologies is currently reviewing, but has not yet made a determination as to whether any performance milestones have been achieved


9.     ACQUISITION OF ASSETS OF TECNOLOGIAS NACIONALES MANUFACTURERAS DE MEXICO.

On September 17, 1999, National Manufacturing Technologies entered into an Asset Purchase Agreement with Mirror USA and Espejomex, S.A. DE C.V. to acquire certain assets in Tijuana, Mexico which will be used by National Manufacturing Technologies' newly-created subsidiary, Tecnologias Nacionales Manufactureras de Mexico. On August 25, 1999 Tecnologias Nacionales Manufactureras de Mexico executed a lease of a 18,000 square foot manufacturing facility located approximately five miles from the Otay Mesa border crossing in Tijuana. The asset acquisition was a cash purchase for approximately $27,000. The 3-year lease agreement calls for monthly lease payments of $4,500 for the first four months, $5,700 until August 2000, $5,900 until August 2001 and $6,000 until August 2002.


10.     RELATED  PARTY  TRANSACTIONS

During the quarter ended June 30, 2000 National Manufacturing Technologies recorded approximately $9,000 of goodwill related to earn out accruals from the July 1, 1998 acquisition of MGM Techrep, Inc., (a company previously owned by Patrick W. Moore, National Manufacturing Technologies' Chief Executive Officer, Chairman of the Board and major shareholder, William L. Grivas, a major shareholder, and James P. Hill, a Director and major shareholder) as compared to $32,000 in the quarter ended June 30, 1999. During the quarter ended June 30, 2000 National Manufacturing Technologies paid approximately $9,000 of these earn out accruals as compared to $32,000 during the quarter ended June 30, 1999. At June 30, 2000 National Manufacturing Technologies had approximately $6,000 in earn out payments due to MGM.

During the quarter ended June 30, 2000 National Manufacturing Technologies did not pay anything to Sullivan, Hill, Lewin, Rez, and Engle ("SHLRE") a law firm in which James P. Hill, a director and major shareholder, is a partner, as compared to $1,000 during the quarter ended June 30, 1999. In the quarter ended June 30, 2000, National Manufacturing Technologies paid approximately $7,000 to
R. P. Hill and Lucy Hill, James P. Hill's parents, for the letter of credit they posted in the amount of $275,000 which guarantees the capitalized lease payment on the 1958 Kellogg facility; final interest payment is due on July 2, 2003.

On October 1, 1999, National Manufacturing Technologies entered into a new independent contracting agreement with William L. Grivas, Sr., a major shareholder, whereby Mr. Grivas would represent National Manufacturing
Technologies in connection with selling or bartering certain inventory and negotiating settlements of certain of National Manufacturing Technologies' liabilities. The agreement, expires on September 30, 2002 and may be extended for twelve months. Under this consulting agreement, Mr. Grivas was paid $33,000 during the quarter ended June 30, 2000.

                       PAGE F-34

In the quarter ended June 30, 2000, National Manufacturing Technologies paid approximately $5,000 and recorded $8,000 in accounts payable to Epitech, Inc., a company that whose officers and directors include William L. Grivas and Brian Kissinger (a Director), for materials and services. In addition, National Manufacturing Technologies recorded accounts receivable to Epitech for $18,000 for the quarter ended June 30, 2000.

During the quarter ended June 30, 2000, the Compensation Committee approved an agreement with Jim Hill whereas Mr. Hill would provide consulting services to National Manufacturing Technologies on certain pending business transactions outside of the normal scope of services of a director. Mr. Hill was paid $5,000 for these services in the quarter ended June 30, 2000.


11.     CORPORATE  NAME  CHANGE

On September 23, 1999 National Manufacturing Technologies' shareholders approved a change in the name of National Manufacturing Technologies from Photomatrix, Inc. to National Manufacturing Technologies, Inc. ("NMT"). National Manufacturing Technologies changed its name to National Manufacturing Technologies, Inc. to better reflect National Manufacturing Technologies' currently diverse vertically integrated contract manufacturing business operations. National Manufacturing Technologies closed its sale of product rights and related assets of its scanner division to Scan-Optics on June 21, 1999. During this past year, National Manufacturing Technologies has continued to accomplish its strategy of vertically integrating complementary manufacturing services to OEM customers, as demonstrated by its recent acquisitions of National Metal Technologies, Inc. and I-PAC Precision Machining, Inc. Also, National Manufacturing Technologies believes that the word "manufacturing" is more expressive of its basic core competency, namely the creation of value-added manufactured goods.

                       PAGE F-35

================================================================================

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.


                                7,555,311 SHARES
                                 OF COMMON STOCK

                    NATIONAL MANUFACTURING TECHNOLOGIES, INC.



                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Risk  Factors                                                                  1
Plan  of  Distribution                                                         5
Use  of  Proceeds                                                              7
Description  of  Business                                                      7
Description  of  Property                                                     13
Directors,  Executive  Officers  and  Significant Employees                   14
Remuneration  of  Directors  and  Officers Security  Ownership  of
  Management  and Certain  Securityholders                                    18
Interests  of  Management  and  Others  in  Certain  Transactions             19
Securities  Being  Offered                                                    21
Significant  Parties                                                          22
Legal  Matters                                                                23
Experts                                                                       24
Legal  Proceedings                                                            24
Changes  in  and  Disagreements  with Accountants                             24
Commission  Position  on  Indemnification for  Securities  Act  Liabilities   24
Financial  Statements  .                                                     F-1

                              ____________________

                                   PROSPECTUS
                                 _______________








                                 October 6, 2000

================================================================================

PART  II  -  INFORMATION  NOT  REQUIRED  IN  PROSPECTUS

ITEM  1.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     The Articles of Incorporation of the Registrant eliminate the personal liability of directors of the Registrant for monetary damages in derivative actions for breach of a director's duty to the Registrant to the fullest extent allowed under California law. The Articles of Incorporation and Bylaws of the Registrant also provide for indemnification of directors, officers and other agents of the Registrant to the fullest extent allowed by law. The Registrant also has entered into indemnification agreements with directors, officers and certain key employees that provide for indemnification to the maximum extent permitted by law and provide for advances of defense costs and expenses, subject to an undertaking to repay the advanced amounts if the person ultimately is not entitled to indemnification.

Directors, officers and other agents may be indemnified for judgments, fines, settlements or other amounts paid in the resolution of claims brought by a third party if the indemnified person acted in good faith and in a manner that the indemnified person reasonably believed to be in the best interest of a corporation and its shareholders, and in the case of a criminal proceeding, the indemnified person has no reasonable cause to believe the conduct was unlawful. In derivative actions and actions brought by the Registrant, directors, officers and other agents may be entitled to indemnification against expenses incurred for the defense or settlement of such action if the indemnified person acted in good faith in a manner that person believed to be in the best interest of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in like position would have used under similar circumstances.

The Registrant currently maintains policies of directors' and officers' liability insurance. The Registrant has a separate executive risk policy that insures against fiduciary liability and commercial crime.

ITEM  2.  OTHER  EXPENSES  OF  ISSUANCES  AND  DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the offering described in this registration statement

SEC registration fee. . . . . .  $ 2,157
Printing and engraving expenses    1,500
Legal fees and expenses . . . .    1,500
Blue Sky fee and expenses . . .    1,500
Accounting fees and expenses. .    5,000
Miscellaneous . . . . . . . . .    1,000
                                 -------
       Total. . . . . . . . . .  $12,657
                                 =======



ITEM  3.  UNDERTAKINGS

(a)     The  undersigned  registrant  hereby  undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities
     Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities

                              PAGE II-1
offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price present no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  4.  UNREGISTERED  SECURITIES  ISSUED  OR  SOLD  WITHIN  ONE  YEAR

     On March 16, 1998, we entered into an Agreement and Plan of Merger and Reorganization with I-PAC Manufacturing, Inc. The Agreement was approved by our shareholders on June 5, 1998, and the transaction closed on June 11, 1998. As a result of the Merger, the 8,500 outstanding shares of I-PAC common stock were exchanged for 4,848,000 shares of our common stock and possibly additional 4,652,000 shares of our common stock in the event that outstanding options to purchase our common stock are exercised. These securities are exempted under
Section 4(2) of the Act. In the last year, a total of 644,994 shares have been issued to the former I-PAC shareholders in relation to the exercise of pre-merger stock options as follows:

                              PAGE II-2





                TITLE OF SECURITIES  AMOUNT OF SECURITIES  NAME OF PERSON TO WHOM SECURITIES
NAME OF ISSUER        ISSUED                ISSUED                    WERE ISSUED
--------------  -------------------  --------------------  ---------------------------------
NMFG . . . . .  Common Stock                      214,075  William L. Grivas
NMFG . . . . .  Common Stock                      207,223  Patrick W. Moore
NMFG . . . . .  Common Stock                      187,639  James P. Hill, Trustee
NMFG . . . . .  Common Stock                       13,596  Michael R. Moore
NMFG . . . . .  Common Stock                       22,461  Loma Services


     On December 18, 1998, National Manufacturing Technologies entered into an Agreement to acquire certain assets and the business operations of Greene International West, Inc., a metal stamping company located in Oceanside, California. Green International West recently emerged from a Chapter 11 Federal Bankruptcy proceeding, which was canceled through the infusion of new capital funds from its major shareholders. Under the terms of the agreement, we agreed pay certain royalties (1.75% of sales to existing customers) over a three-year period. All royalties are payable in common stock or cash, at our election. In the past year, 52,209 shares of common stock were issued to Green International West for royalty payments. These securities are exempted under Section 4 (2) of the Act.

     In July 2000, National Manufacturing Technologies began negotiating the re-scheduling of the next four quarterly payments due under five and four year notes due to Green International West as well as modification to the royalty payment for the next two semi-annual royalty periods. Green International West agreed that if the next note payments due in October were accelerated to August 2000, the following three quarterly payments would be re-scheduled to the end of the current payment schedule which is December 2003, and will accrue 8% interest from the original payment date to the new re-scheduled payment date. Green International West also agreed to take a subordinate position on the equipment acquired at the time of the original transaction with Green International West and in return National Manufacturing Technologies granted Green International West a Warrant to purchase 100,000 shares of common stock at an exercise price of $1.438 or at a price to be adjusted at exercise if the stock price is not $2.00 at July 6, 2002. These securities are exempted under Section 4 (2) of the Act.

     In August 2000, Green International West and National Manufacturing Technologies negotiated a partial forgiveness of debt in relation to the notes mentioned in the previous paragraph. National Manufacturing Technologies granted Green International West a Warrant to purchase 400,000 shares of common stock which was exercised on August 16, 2000 at an exercise price of $1.37 per share. These securities are exempted under Section 4 (2) of the Act.

     National Manufacturing Technologies grants stock options to its employees and directors in conjunction with their services to National Manufacturing Technologies. These grants are exempt pursuant to Section 4 (2) of the Act. In the past year, National Manufacturing Technologies granted the following unregistered non-qualified, stock options:

                              PAGE II-3




                      TITLE OF SECURITIES        AMOUNT OF UNDERLYING  NAME OF PERSON TO WHOM SECURITIES
NAME OF ISSUER              ISSUED                SECURITIES ISSUED               WERE ISSUED
--------------  -------------------------------  --------------------  ---------------------------------
NMFG . . . . .  Option to Purchase Common Stock                89,167  Ira Sharp
NMFG . . . . .  Option to Purchase Common Stock                92,500  John Staley
NMFG . . . . .  Option to Purchase Common Stock               210,000  Roy Gayhart
NMFG . . . . .  Option to Purchase Common Stock               640,608  Patrick W. Moore



     R. P. Hill and Lucy L. Hill (the "Hills") posted letter of credit in the amount of $275,000 which guarantees the capitalized lease payment on National Manufacturing Technologies' headquarters at 1958 Kellogg. The letter of credit was posted to release a $275,000 deposit on February 1, 2000. The Hills were granted a warrant to purchase 50,000 shares of common stock at $0.40 per share, which expire on January 31, 2005. This transaction is exempt under Section 4
(2)  of  the  Act.

      On  July  6,  2000,  in  conjunction  with  an  increase  in  National
Manufacturing' Technologies' Accounts Receivable line, National Manufacturing Technologies' issued a Warrant to purchase common stock to its primary lender, Celtic Capital. The Warrant allows the holder to purchase 200,000 shares of National Manufacturing Technologies' common stock at a price of $1.43 per shares; the Warrant expires on June 18, 2001. This transaction is exempt under
Section  4  (2)  of  the  Act.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this registration statement on Form SB-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on October 5, 2000.

National  Manufacturing  Technologies,  Inc.


By:   /s/  Patrick  W.  Moore
     -----------------------------
     Patrick  W.  Moore,
     Chief  Executive  Officer,  President
     and  Chairman  of  the  Board

POWER  OF  ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick W. Moore his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may do or cause to be done by virtue thereof.

                              PAGE II-4

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.





SIGNATURE. . . . . . . . . . .  TITLE                                   DATE
------------------------------  --------------------------------------  ----

/s/  Patrick W. Moore               Chief Executive Officer,      October 5, 2000
------------------------------      President and                 ---------------
Patrick W. Moore                    Chairman of the Board


/s/  Larry A. Naritelli             Principal Accounting Officer  October 5, 2000
------------------------------                                    ---------------
Larry A. Naritelli

/s/  James P. Hill                  Director                      October 5, 2000
------------------------------                                    ---------------
James P. Hill

/s/  Michael J. Genovese            Director                      October 5, 2000
------------------------------                                    ---------------
Michael J. Genovese

/s/  Michael R. Moore               Director                      October 5, 2000
------------------------------                                    ---------------
Michael R. Moore

/s/  Binh Q. Le                     Director                      October 5, 2000
------------------------------                                    ---------------
Binh Q. Le

/s/  John G. Hamilton, Jr.          Director                      October 5, 2000
------------------------------                                    ---------------
John G. Hamilton, Jr.

/s/  Brian L. Kissinger             Director                      October 5, 2000
------------------------------                                    ---------------
Brian L. Kissinger



                              PAGE II-5

ITEM  5.  INDEX  TO  EXHIBITS

     The following exhibits are included as part of this registration statement, except those exhibits marked as having previously been filed with the Securities and Exchange Commission and which are incorporated by reference to another registration statement, report or document. References to the "Company" in this
Exhibit Index mean National Manufacturing Technologies, Inc., a California corporation.


EXHIBIT                                                                                    SEQUENTIAL
NUMBER.  DESCRIPTION                                                                       PAGE NO.
-------  -----------------------------------------------------------------------           ---------
3.1 . .  Amended and Restated Articles of Incorporation                                       (ix)
3.2 . .  Amended and Restated Articles of Incorporation dated September 23, 1999           (xviii)
3.3 . .  Bylaws                                                                               (ix)
3.3.1 .  Amendment to Bylaws dated June 5, 1998                                              (xii)
4.4 . .  1998 Stock Option Plan                                                            (xxiii)
5 . . .  Opinion of Luce, Forward, Hamilton & Scripps LLP                                     Ex-6
10.2.    Settlement Agreement dated January 11, 1993 between Photomatrix Corporation
         and Scan-Graphics, Inc.                                                              (iv)
10.4.    Lease Agreement between Photomatrix and EVB Limited Partnership-I dated
         December 17, 1987                                                                    (iv)
10.5.    Lease Agreement between Photomatrix Limited and Bermer Limited dated May
         31, 1989                                                                             (iv)
10.6. .  Promissory Notes dated April 30, 1993 in the aggregate principal amount of
         776,607 payable to the following members of the Wyly family and affiliates:
         Sam Wyly, Charles Wyly, Jr., Evan Wyly, Donald Miller, First Dallas
         International, Ltd., and Premier Partners                                            (iv)
10.7. .  Subcontract dated March 31, 1991 between PRC, Inc. and Photomatrix                   (iv)
10.8. .  1992 Xscribe Stock Option Plan and Sample Agreement                                  (iv)
10.11 .  Executive Employment Agreement between the Company and Suren G. Dutia
         dated December 20, 1988                                                               (i)
10.11.1  Amendment to Executive Employment Agreement between the Company and
         Suren G. Dutia                                                                      (xii)
10.24 .  Description of executive bonus arrangements and executive severance plan             (iv)
10.25 .  1994 Xscribe Stock Option Plan and Sample Agreements                                (vii)
10.30 .  Security and Loan Agreement between Imperial Bank and Xscribe Corporation
         dated June 17, 1996 and related documents                                            (ix)
10.30.1  Amendment No. 1 to Security and Loan Agreement with Imperial Bank                   (xii)
10.30.2  Amendment No. 2 to Security and Loan Agreement with Imperial Bank                   (xii)
10.30.3  Amendment No. 3 to Security and Loan Agreement with Imperial Bank                   (xii)
10.31 .  OEM Purchase Agreement for Photomatrix Scanners dated February 8, 1996 between Bell & Howell Limited and Photomatrix Corporation (Non-public
         information has been filed with the Securities and Exchange Commission)              (ix)
10.32 .  OEM Purchase Agreement for Photomatrix Scanners dated June 12, 1996 between Bell & Howell Operating Company and Photomatrix Corporation
         (Non-public information has been filed with the Securities and Exchange
         Commission)                                                                          (ix)
10.33 .  Facilities Lease Agreement between Photomatrix and Manufacturers Life dated
         November 7, 1996                                                                      (x)
10.33.1  Consent by Lessor to Assignment of Facilities Lease Agreement                       (xii)
10.35 .  Business Agreement with Bell & Howell dated December 29, 1997                       (xii)
10.35.1  Addendum to Business Agreement with Bell & Howell dated January 5, 1998             (xii)
10.35.2  Amendment to Business Agreement with Bell & Howell dated June 30, 1998             (xiii)
10.35.3  Settlement Agreement with Bell & Howell dated March 24, 1999                       (xvii)
10.36 .  Agreement and Plan of Reorganization and Merger, dated as of March 16, 1998, by and among Photomatrix, Inc., Photomatrix Acquisition Corp., and I-PAC
         Manufacturing, Inc.                                                                  (xi)
10.37 .  Executive Employment Agreement, dated as of June 5, 1998, between the
         Company and Patrick W. Moore                                                        (xii)
10.38 .  Executive Employment Agreement dated as of June 5, 1998, between the
         Company and William L. Grivas                                                       (xii)
10.39 .  1998 Photomatrix, Inc. Stock Option Plan and Sample Agreements                       (xi)
10.40 .  Lease Assignment and Assumption Agreement between Photomatrix Imaging
         Corp. and Cryogen, Inc.                                                            (xiii)
10.41 .  Management services Agreement with Dr. John Faessel                                (xiii)
10.42 .  Promissory Note with Imperial Bank                                                 (xiii)
10.43 .  Credit Agreement with Imperial Bank                                                (xiii)
10.44 .  Stock Option Agreement-Patrick W. Moore                                             (xiv)
10.45 .  Stock Option Agreement-William L. Grivas, Sr.                                       (xiv)
10.46 .  Employee Stock Purchase Plan                                                        (xiv)
10.47 .  MGM TechRep Asset Transfer Agreement                                                (xiv)
10.48 .  Asset Purchase Agreement-National Metal Technologies                                 (xv)
10.48.1  Amendment to Purchase Agreement - National Metal Technologies                      (xxii)
10.49 .  Asset Purchase Agreement-Amcraft                                                     (xv)
10.50 .  John Deere equipment lease                                                           (xv)
10.51 .  Agreement between Photomatrix and all affiliates and William L. Grivas, Sr.          (xv)
10.52 .  KPMG letter to SEC regarding resignation                                            (xvi)
10.53 .  Purchase Agreement with Cabot Industrial Properties, L.P.                          (xvii)
10.54 .  Lease Agreement with Cabot Industrial Properties, L.P.                             (xvii)
10.55 .  Asset Purchase Agreement with Scan-Optics, Inc.                                    (xvii)
10.56 .  Transition Agreement with Scan-Optics, Inc.                                        (xvii)
10.57 .  Loan and Security Agreement with Celtic Capital                                    (xvii)
10.58 .  Asset Purchase Agreement - Mirror USA                                             (xviii)
10.59 .  Facilities Lease - Tijuana                                                        (xviii)
10.60 .  Stock Option Agreement with Patrick W. Moore, dated June 5, 1999                  (xviii)
10.61 .  Employment Agreement with Patrick W. Moore, dated September 23, 1999                (xix)
10.62 .  Stock Option Agreement with Patrick W. Moore, dated September 23, 1999              (xix)
10.62.1  Amended Stock Option Agreement with Patrick W. Moore, dated September 23, 1999     (xxii)
10.63 .  Stock Option Agreement with Patrick W. Moore, dated October 1, 1999                (xxii)
10.64 .  Stock Option Agreement with James P. Hill, dated October 1, 1999                   (xxii)
10.65 .  Stock Option Agreement with William L. Grivas, Sr., dated October 1, 1999          (xxii)
10.66 .  Stock Option Agreement with William L. Grivas, Sr., dated October 1, 1999          (xxii)
10.67 .  Stock Option Agreement with Patrick W. Moore, dated January 7, 2000                (xxii)
10.68 .  Stock Option Agreement with James P. Hill, dated April 27, 2000                    (xxii)
10.69 .  Stock Option Agreement with Patrick W. Moore, dated April 27, 2000                 (xxii)
10.70 .  Stock Option Agreement with William L. Grivas, Sr., dated April 27, 2000           (xxii)
10.71 .  Warrant Agreement with R. Putnam Hill and Lucy J. Hill, dated January 31, 2000     (xxii)
23.1. .  Consent of Luce, Forward, Hamilton & Scripps LLP (contained in Exhibit 5)            Ex-6
23.2. .  Independent Auditors' Consent from Levitz, Zacks & Ciceric                           Ex-7
23.3. .  Independent Auditors' Consent from BDO Seidman LLP                                   Ex-8
24.1. .  Power of Attorney (see signature pages)                                              II-3
27.1. .  Financial Data Schedule                                                            (xxii)



(i) Incorporated by reference to exhibits filed with the Company's Combined Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended March 31, 1991, filed with the Securities and Exchange Commission on June 26, 1991.

                                     Page EX-2

(ii) Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1992, filed with the Securities and Exchange Commission on June 26, 1992.

(iii) Incorporated by reference to exhibits filed with the Company's Post Effective Amendment No. 2 to its Registration Statement on Form S-2 (No. 33-43036) filed with the Securities and Exchange Commission on June 14, 1993.

(iv) Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1993, filed with the Securities and Exchange Commission on June 29, 1993.

(v) Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K dated October 25, 1993, filed with the Securities and Exchange Commission on November 5, 1993.

(vi) Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994, filed with the Securities and Exchange Commission on June 29, 1994.

(vii) Incorporated by reference to exhibits filed with the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 18, 1995.

(viii) Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995, filed with the Securities and Exchange Commission on June 29, 1995.

(ix) Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, filed with the Securities and Exchange Commission on June 25, 1996.

(x) Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997, filed with the Securities and Exchange Commission on June 30, 1997.

(xi) Incorporated by reference to exhibits to definitive proxy materials filed on Schedule 14A on May 13, 1998.

(xii) Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998, filed with the Securities and Exchange Commission on June 29, 1998.

(xiii) Incorporated by reference to exhibits filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998, filed with the Securities and Exchange Commission on August 14, 1998.

                                     Page EX-3


(xiv) Incorporated by reference to exhibits filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998, filed with the Securities and Exchange Commission on November 9, 1998.

(xv) Incorporated by reference to exhibits filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998, filed with the Securities and Exchange Commission on February 16, 1999.

(xvi) Incorporated by reference to exhibits filed with the Company's Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 1999.

(xvii) Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999, filed with the Securities and Exchange Commission on September 9, 1999.

(xviii)     Incorporated  by  reference  to  exhibits  filed  with the Company's
Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on November 15, 1999.

(xix) Incorporated by reference to exhibits filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999, filed with the Securities and Exchange Commission on January 8, 2000.

(xx) Incorporated by reference to exhibits filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1999, filed with the Securities and Exchange Commission on March 23, 2000.

(xxi) Incorporated by reference to exhibits filed with the Company's Report on Form 8-K/A filed with the Securities and Exchange Commission on March 30, 2000.

(xxii) Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on August 11, 2000.

(xxiii)     Incorporated  by  reference  to  exhibits  filed  with the Company's
Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 14, 2000.

                                      EX-4

                                                                       EXHIBIT 5

October 6,  2000

National  Manufacturing  Technologies,  Inc.
1958  Kellogg  Avenue
Carlsbad,  CA  92008

     Re:     Registration  Statement  on  Form  SB-1
             National  Manufacturing  Technologies,  Inc.
             --------------------------------------------
Ladies  and  Gentlemen:

     We are counsel for National Manufacturing Technologies, Inc., a California corporation (the "Company"), in connection with the preparation of the Registration Statement on Form SB-1 (the "Registration Statement") as to which this opinion is a part, filed with the Securities and Exchange Commission (the "Commission") on October 5, 2000 for the resale of up to 7,555,311 shares of common stock, $.001 par value, of the Company by selling shareholders (the "Shares").

In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of such corporate records and other documents and have satisfied ourselves as to such other matters as we have deemed necessary to enable us to express our opinion hereinafter set forth. Based upon the foregoing, it is our opinion that:

The issued Shares covered by the Registration Statement and registered on behalf of the Company, when issued in accordance with the terms and conditions set forth in the Registration Statement, will be duly authorized, validly issued, fully paid and nonassessable. The Shares to be issued upon the conversion of certain warrants and options, as covered by the Registration Statement and registered on behalf of the Company, when issued in accordance with the terms and conditions set forth in the Registration Statement, will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the prospectus included in the Registration Statement. Very truly yours,

/s/  LUCE,  FORWARD,  HAMILTON  &  SCRIPPS  LLP

Luce,  Forward,  Hamilton  &  Scripps  LLP

                                      EX-6

                                                                    EXHIBIT 23.2



                          INDEPENDENT AUDITORS' CONSENT




We consent to the use in this Registration Statement of National Manufacturing Technologies, Inc. on Form SB-1 of our report dated July 11, 2000 (except Note 3 as to which the date is August 1, 2000) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


/s/  LEVITZ, ZACKS & CICERIC


LEVITZ,  ZACKS  &  CICERIC
San  Diego,  California
September  28,  2000

















                                      EX-7

                                                                    EXHIBIT 23.3
                             CONSENT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS


National  Manufacturing  Technologies,  Inc.
Carlsbad,  California


We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated July 16, 1999, relating to the consolidated financial statements of National Manufacturing Technologies, Inc. (formerly Photomatrix, Inc.) for the year ended March 31, 2000, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption "Experts" in the Prospectus.


                                   /s/ BDO SEIDMAN, LLP
                                     BDO  SEIDMAN,  LLP

Costa  Mesa,  California
October  4,  2000





                                      EX-8